1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	2017 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 19, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1
Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2017 ANNUAL REPORT

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary



Contents

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), the New York Stock Exchange and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") is the only large manufacturer and operator in aluminum industry in China with integration of exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

The Group is a leading enterprise in non-ferrous metal industry in the PRC. In terms of comprehensive strength, we ranked among the top enterprises in global aluminum industry. The core competitiveness of the Group is mainly reflected in:

- its clear and pragmatic development strategy to build itself into a top-notch company with global competitiveness in the world;
- its ownership of stable and reliable supply of bauxite resources to ensure sustainable development;
- its reasonable industrial chain to strengthen the competitiveness of its products;
- its advanced management concepts to ensure the realization of the operation objectives of the Company;
- its professional technician team to ensure a leading productivity of labour of the Company;
- its excellent management team to build an efficient operation mode;
- its sustainable scientific innovation capacity to strengthen the transformation of technological achievements into economic benefits;
- its direction led by, its overall operation guided by and its policy implementation guaranteed by the Communist Party Committee to ensure the health development of the Company.

The Group is principally comprised of the following branches, subsidiaries, joint ventures and associates:

Branches:

- Guangxi branch (mainly engaged in producing alumina products);
- Qinghai branch (mainly engaged in producing primary aluminum and alloy products);
- Lanzhou branch (mainly engaged in producing primary aluminum and alloy products);
- Liancheng branch (mainly engaged in producing primary aluminum and alloy products);
- Guizhou branch (mainly engaged in producing primary aluminum products);

Subsidiaries:

- Chalco Shanxi New Material Co., Ltd.* ("Shanxi New Material", "中鋁山西新材料有限公司") (mainly engaged in producing alumina products, primary aluminum and alloy products);
- Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);
- Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing carbon products);
- Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);
- Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") (mainly engaged in producing alloy products);

- Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum and alloy products);
- Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite and producing alumina products);
- China Aluminum International Trading Co., Ltd. ("Chalco Trading") (mainly engaged in the trading of non-ferrous metal products);
- Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);
- Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);
- Chalco Shandong Co., Ltd. ("Chalco Shandong") (mainly engaged in producing alumina products);
- Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Company") (中鋁中州鋁業有限公司) (mainly engaged in producing alumina products);
- Chalco Zhengzhou Research Institute of Non-ferrous Metal ("Zhengzhou institute") (中國鋁業鄭州有色金屬研究院有限公司) (mainly engaged in research and development services);
- Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development);
- Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (mainly engaged in power generation and coal resources development);
- Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (mainly engaged in producing alumina products);
- China Aluminum Logistics Group Corporation Co., Ltd ("Chalco Logistics") (mainly engaged in logistics transportation);
- Chinalco Shanghai Company Limited ("Chinalco Shanghai")(中鋁(上海)有限公司) (mainly engaged in trading and engineering project management);

- Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd. ("Xinghua Technology") (中鋁集團山西交口興華科技股份有限公司) (mainly engaged in producing alumina products);

- Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") (mainly engaged in producing carbon products);

- Gansu Huayang Mining Development Co., Ltd. ("Gansu Huayang") (mainly engaged in the development of mining products);

Joint Ventures and Associates:

- Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products);

- Chalco Shituo Intelligent Technology Co., Ltd. ("Chalco Shituo") (mainly engaged in provision of information technology services);

- Hua Dian Ningxia Ling Wu Power Co., Ltd. ("Ling Wu Power") (mainly engaged in coal and energy power generation).

Corporate Information

1.	Registered name	中國鋁業股份有限公司
	Abbreviation of Chinese name	中國鋁業
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO
2.	First registration date	10 September 2001
	Registered address	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Place of business	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Principal place of business in Hong Kong	6th Floor, Nexxus Building, 41 Connaught Road, Central, Hong Kong
3.	Legal representative	Yu Dehui
	Company Secretary (Secretary to the Board)	Zhang Zhankui
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for the Company's securities related affairs	Zhao Hongmei[Note 1]
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	Office to the Board
	Telephone for corporate information and inquiry	+86(10) 8229 8322

4.	Share registrar and transfer office	
	H shares:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	A shares:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (East), Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York 10286, USA
5.	Places of listing	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK) 601600 (China) ACH (US)
6.	Principal bankers	China Construction Bank Industrial and Commercial Bank of China
7.	Unified social credit code for corporate legal person	911100007109288314
8.	Independent auditors	Ernst & Young Certified Public Accountants 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Ernst & Young Hua Ming LLP 16/F, Ernst & Young Tower, Oriental Plaza, 1 East Chang'an Avenue, Dongcheng District, Beijing, the PRC Postal code: 100738

9.	Legal advisers	*as to Hong Kong laws:* Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong *as to PRC laws:* Beijing DeHeng Law Offices[Note 2] 12/F, Tower B, Focus Place 19 Finance Street Beijing The PRC *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP[Note 3] 28th Floor Nine Queen's Road Central Hong Kong
10.	Place for inspection of corporate information	Office of the Board of the Company

Note 1: On 27 July 2017, Mr. Yang Ruijun, the former representative for the Company's securities related affairs, resigned from his position due to re-arrangement of work. At the twelfth meeting of the sixth session of board of directors of the Company, the engagement of Ms. Zhao Hongmei as the representative for the Company's securities related affairs was considered and approved.

Note 2: In July 2017, the Company changed its legal adviser as to PRC laws, from Jincheng Tongda & Neal Law Firm to Beijing DeHeng Law Offices, with a term from 1 July 2017 to 30 June 2018.

Note 3: In October 2017, the Company changed its legal adviser as to United States laws, from Baker & McKenzie to Sullivan & Cromwell (Hong Kong) LLP, with a term from 16 October 2017 to 15 October 2018.

1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The revenue of the Group for the year ended 31 December 2017 amounted to RMB180,081 million, representing a year-on-year increase of 24.86%. Profit attributable to the owners of the parent for the year amounted to RMB1,378 million, and profit per share attributable to the owners of the parent for the year amounted to RMB0.09.

The following is the summary of the consolidated statements of comprehensive income for the year 2017 and year 2013 to year 2016:

	For the year ended 31 December				
	2017	2016	2015	2014	2013
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Continuing operations					
Revenue	**180,080,750**	144,228,916	123,667,667	142,244,119	169,941,495
Cost of sales	**(165,675,021)**	(133,674,345)	(121,172,307)	(141,617,985)	(167,201,987)
Gross profit	**14,405,729**	10,554,571	2,495,360	626,134	2,739,508
Selling expenses	**(2,342,484)**	(2,069,430)	(1,787,815)	(1,770,459)	(1,878,719)
Administrative expenses	**(4,568,246)**	(3,360,710)	(2,358,789)	(4,854,547)	(2,959,390)
Research and development expenses	**(494,590)**	(168,862)	(168,870)	(293,766)	(193,620)
Impairment loss on property, plant and equipment	**(15,632)**	(57,080)	(10,011)	(5,679,521)	(501,159)
Other revenue	**342,171**	745,269	1,787,774	832,239	805,882
Other gains, net	**319,996**	166,383	5,023,553	356,045	7,399,252
Finance costs, net	**(4,483,630)**	(4,204,179)	(5,167,030)	(5,705,117)	(5,377,591)
Share of profits and losses of joint ventures	**8,151**	(95,508)	23,238	89,510	148,749
Share of profits and losses of associates	**(165,249)**	115,091	284,531	350,575	511,869

1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following is the summary of the consolidated statements of comprehensive income for the year 2017 and year 2013 to year 2016: (Continued)

	For the year ended 31 December				
	2017	2016	2015	2014	2013
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Profit/(loss) before income tax from continuing operations	**3,006,216**	1,625,545	121,941	(16,048,907)	794,054
Income tax (expense)/benefit from continuing operations	**(642,267)**	(404,172)	225,961	(1,076,973)	(339,551)
Profit/(loss) for the year from continuing operations	**2,363,949**	1,221,373	347,902	(17,125,880)	454,503
Discontinued operation					
Profit for the year from discontinued operation	**–**	–	–	–	228,334
Profit/(loss) for the year	**2,363,949**	1,221,373	347,902	(17,125,880)	682,837
Profit/(loss) attributable to:					
Owners of the parent	**1,378,435**	368,412	129,511	(16,293,309)	907,249
Non-controlling interests	**985,514**	852,961	218,391	(832,571)	(224,412)
Proposed final dividend for the year	**–**	–	–	–	–

1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following is the summary of the consolidated total assets and total liabilities of the Group:

	For the year ended 31 December				
	2017	2016	2015	2014	2013
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Total assets	**200,146,616**	190,511,442	192,420,345	195,224,088	201,769,125
Total liabilities	**134,632,737**	134,724,634	140,486,558	153,859,594	146,387,404
Net assets	**65,513,879**	55,786,808	51,933,787	41,364,494	55,381,721

2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

Item	**For the year ended 31 December 2017** ***RMB'000***
Operating profit	**3,130,167**
Profit for the year	**2,363,949**
Profit attributable to owners of the parent	**1,378,435**
Profit attributable to owners of the parent after excluding gains or losses from non-recurring items	**782,993**
Net cash flows generated from the operating activities	**13,127,777**

2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (Continued)

Gains or losses from non-recurring items	**For the year ended 31 December 2017** *RMB'000*
Gains on disposal of non-current assets	**77,091**
Other income	**342,171**
Gain or loss on fair value changes and disposal of financial assets and liabilities at fair value through profit or loss and gain on available-for-sale financial assets	**(75,616)**
Interest income from entrusted loans and other borrowings	**65,430**
Reversal of provision for impairment of receivables	**15,926**
Loss of subsidiaries from the beginning of the year to the consolidation date arising from business combination under common control	**(2,716)**
Gains on previously held equity interest remeasured at acquisition-date fair value	**117,640**
Gain on deemed disposal and disposal of subsidiaries	**325,022**
Other non-operating income and expenses, net	**(124,141)**
Gains from non-recurring items before income tax	**740,807**
Income tax expense for gains from non-recurring items	**(72,515)**
Gains from non-recurring items, net of income tax	**668,292**
Attributable to:	
Owners of the parent	**595,442**
Non-controlling interests	**72,850**

2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (Continued)

Principal accounting information and financial indicators for 2017 and 2016 of the Group:

	2017 **RMB'000**	2016 RMB'000 (Restated)	Increase/ (decrease) for the year of 2017 over 2016 (%)
Revenue	**180,080,750**	144,228,916	24.86
Profit before income tax	**3,006,216**	1,625,545	84.94
Profit attributable to owners of the parent	**1,378,435**	368,412	274.16
Profit attributable to owners of the parent after excluding gains from non-recurring items	**782,993**	(397,618)	N/A
Basic earnings per share *(RMB)*	**0.09**	0.02	350.00
Diluted earnings per share *(RMB)*	**0.09**	0.02	350.00
Basic earnings per share after excluding gains from non-recurring items *(RMB)*	**0.05**	(0.03)	N/A
Weighted average rate of return on net assets *(%)*	**3.55**	0.94	Increased by 2.61 percentage point
Weighted average rate of return on net assets after excluding gains from non-recurring items *(%)*	**2.02**	(1.02)	N/A
Net cash flows generated from operating activities	**13,127,777**	11,530,400	13.85
Net cash flows generated from operating activities per share *(RMB)*	**0.74**	0.77	(3.90)
Total assets	**200,146,616**	190,511,442	5.06
Equity attributable to owners of the parent	**39,478,450**	38,168,298	3.43
Equity attributable to owners of the parent per share *(RMB)*	**2.65**	2.56	3.52

3. COMPARISON BETWEEN THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AND THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

	Profit attributable to owners of the parent for the year ended 31 December		Equity attributable to owners of the parent as of 31 December	
	2017	2016	**2017**	2016
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(Restated)		(Restated)
Prepared in accordance with the PRC Accounting Standards for Business Enterprises	**1,378,435**	368,412	**39,478,450**	38,168,298
Prepared in accordance with International Financial Reporting Standards	**1,378,435**	368,412	**39,478,450**	38,168,298

1. PROFILES OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AT PRESENT AND DURING THE REPORTING PERIOD

Name	Position	Gender	Age	Date of appointment/ reappointment *(Year. Month. Day)*	Total emolument paid/payable by the Company for 2017 *(RMB'000)*	Whether receiving emolument or allowance from owners of the parent or other related entity
Directors						
Yu Dehui	Chairman and Executive Director [note 1]	M	58	2016.06.28	–	Yes
Ao Hong	Non-executive Director (in office) [note 2]	M	56	2016.06.28	–	Yes
	President (resigned) [note 2]			2015.11.20		
Liu Caiming	Non-executive Director	M	55	2016.06.28	–	Yes
Lu Dongliang	Executive Director	M	44	2016.06.28	–	Yes
	President [note 3]			2018.02.13		
Jiang Yinggang	Executive Director and Vice President	M	54	2016.06.28	904.8	No
Wang Jun	Non-executive Director	M	52	2016.06.28	150.0	No
Chen Lijie	Independent Non-executive Director	F	63	2016.06.28	205.7	No
Hu Shihai	Independent Non-executive Director	M	63	2016.06.28	205.7	No
Lie-A-Cheong Tai Chong, David	Independent Non-executive Director	M	58	2016.06.28	205.7	No

Name	Position	Gender	Age	Date of appointment/ reappointment *(Year. Month. Day)*	Total emolument paid/payable by the Company for 2017 *(RMB'000)*	Whether receiving emolument or allowance from owners of the parent or other related entity
Supervisors						
Liu Xiangmin	Chairman of Supervisory Committee	M	55	2016.06.28	–	Yes
Wang Jun	Supervisor	M	47	2016.06.28	–	Yes
Wu Zuoming	Supervisor	M	51	2016.06.28	630.9	No
Senior Management						
Xu Bo	Vice President	M	53	2013.05.09	902.9	No
Zhang Zhankui	Chief Financial Officer	M	59	2015.11.13	903.4	No
	Company Secretary (Secretary to the Board)			2016.03.17		
Leng Zhengxu	Vice President [note 4]	M	57	2017.01.20	903.4	No

Note 1: Considering that Mr. Yu Dehui's decision-making authority and major duties in the Company fall within the definition of the responsibility of an executive director during his tenure of service as the Chairman of the Company, Mr. Yu was re-designated from a non-executive Director to an executive Director with effect from 17 August 2017.

Note 2: Due to re-arrangement of work, and as considered and approved at the twentieth meeting of the sixth session of the Board, Mr. Ao Hong resigned as the president of the Company on 13 February 2018. Since Mr. Ao Hong would not hold any executive position in the Company, he was re-designated from an executive Director to a non-executive Director on the same date.

Note 3: On 13 February 2018, as considered and approved at the twentieth meeting of the sixth session of the Board, the Company appointed Mr. Lu Dongliang as the president of the Company and dismissed him from the position of senior vice president of the Company.

Note 4: On 20 January 2017, as considered and approved at the sixth meeting of the sixth session of the Board of the Company, Mr. Leng Zhengxu was appointed as the vice president of the Company.

2. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AS AT THE DATE OF THIS ANNUAL REPORT

Major Working Experience of directors ("Directors"), supervisors ("Supervisors") and Senior Management of the Company as at the Date of This Annual Report:

Executive Directors

Mr. Yu Dehui, aged 58, is currently the Chairman and an executive Director of the Company. Mr. Yu graduated from Ecole des Hautes Etudes en Sciences Sociales (EHESS) and School of Economics of Paris West University Nanterre La Défense, majoring in development economics, with a doctoral degree in economics, and he is a professor. Mr. Yu has extensive experience in energy, non-ferrous metals, economics and management areas. He had successively served as the deputy general manager for technology and the general manager of SPEIC* (法國斯佩克環保工程股份公司), the deputy head of department of science & technology and standards of State Bureau of Environmental Protection* (國家環境保護局), the deputy head and head of department of science & technology and standards of State Environmental Protection Administration* (國家環境保護總局). And he took temporary posts as an assistant to the chairman of the government of the Inner Mongolia Autonomous Region* (內蒙古自治區), a standing member of the Municipal Committee and a deputy mayor of Baotou City. He had also served as a vice chairman of the government of the Inner Mongolia Autonomous Region*, a member of the Communist Party Committee and a deputy general manager of China Power Investment Corporation* (中國電力投資集團公司), and a member of the Communist Party Committee and a deputy general manager of State Power Investment Corporation* (國家電力投資集團公司). Mr. Yu currently serves as the general manager, a director and the deputy secretary of the Communist Party Committee of Aluminum Corporation of China.

Mr. Lu Dongliang, aged 44, is currently an executive Director and a president of the Company. Mr. Lu graduated from North China University of Technology majoring in accounting. He holds a bachelor's degree in economics and is an accountant. Mr. Lu has more than 20 years of work experience in financial management and in non-ferrous metals industry. He had subsequently served as the cadre in the audit department of China Non-ferrous Metals Industry Corporation* (中國有色金屬工業總公司), the officer-in-charge of the capital division of the finance department of China Copper Lead & Zinc Group Corporation* (中國銅鉛鋅集團公司), the head of the accounting division and the capital division of the finance department of Aluminum Corporation of China* (中國鋁業公司), the deputy manager and manager of the treasure management division of the finance department, the manager of the general management office, the deputy general manager and general manager of the finance department of the Company, the chief financial officer of Chalco Gansu Aluminum Electricity Co., Ltd.* (中國鋁業甘肅鋁電有限責任公司), the assistant to the president of the Company and the general manager of Lanzhou Branch of the Company, an executive director and president of Chalco Gansu Aluminum Electricity Co., Ltd., and an executive Director and a senior vice president of the Company.

Mr. Jiang Yinggang, aged 54, is currently an executive Director and a vice president of the Company. Graduated from Central South University of Mining and Metallurgy majoring in the metallurgy of nonferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy manager and manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company.

Non-executive Directors

Mr. Ao Hong, aged 56, is currently a non-executive Director of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals* (北京有色金屬研究總院) and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (有研半導體矽材料股份有限公司), the chairman of Guorui Electronics Co., Ltd.* (國瑞電子股份有限公司), the chairman of Guowei Silver Anticorrosive Materials Company* (國晶微電子控股公司) in Hong Kong and a deputy general manager of Aluminum Corporation of China* (中國鋁業公司). During this period, he also successively served as the chairman of the supervisory committee of the Company, chairman of the Labour Union of Aluminum Corporation of China (中國鋁業公司), the dean of Chinalco Research Institute of Science and Technology* (中鋁科學技術研究院), the chairman of China Rare Earth Co., Ltd.* (中國稀有稀土有限公司) and an executive Director and the President of the Company. Mr. Ao is currently the full-time deputy secretary of the Communist Party Committee of Aluminum Corporation of China.

Mr. Liu Caiming, aged 55, is currently a non-executive Director of the Company. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation* (中國有色金屬對外工程公司), deputy general manager of China Nonferrous Metals Construction Group Limited* (中國有色金屬建設集團), deputy general manager of China Nonferrous Construction Group Limited* (中色建設集團有限公司), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd.* (中國有色金屬建設股份有限公司), and deputy general manager of China Non-ferrous Metal Mining and Construction (Group) Co., Ltd.* (中國有色礦業建設集團有限公司). Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Province and assistant to the governor of Yunnan Province and director of SASAC of Yunnan Province. Mr. Liu also acted as deputy general manager of Aluminum Corporation of China, chairman of Yunnan Copper Industry (Group) Co., Ltd.* (雲南銅業(集團)有限公司), and president of China Copper Co., Ltd.* (中國銅業有限公司). Mr. Liu had successively served as a senior vice president, chief financial officer, executive Director and non-executive Director of the Company. Mr. Liu currently serves as the deputy general manager of Aluminum Corporation of China and a non-executive director of Aluminum Corporation of China Overseas Holdings Limited.

Mr. Wang Jun, aged 52, is currently a non-executive Director of the Company. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, and he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Independent Non-executive Directors

Ms. Chen Lijie, aged 63, is currently an independent non-executive Director of the Company. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Mr. Hu Shihai, aged 63, is currently an independent non-executive Director of the Company. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (華能上海石洞口第二發電廠), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (上海外高橋第二電廠籌建處), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. (華能電力股份有限公司) and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group (中國華能集團公司).

Mr. Lie-A-Cheong Tai Chong, David, aged 58, honoured with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is currently an independent non-executive Director of the Company. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th, 11th and 13th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a standing committee member of the China Overseas Friendship Association, a standing director of China Council for the Promotion of Peaceful National Reunification, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

Supervisors

Mr. Liu Xiangmin, aged 55, is currently the Chairman of the Supervisory Committee of the Company. Mr. Liu graduated from Central South University, majoring in non-ferrous metallurgy; he has a doctorate degree in engineering and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy research and corporate management and has accumulated extensive and professional experience. He had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company as well as an executive Director, vice president and a senior vice president of the Company. Mr. Liu currently serves as the deputy general manager and a member of the Communist Party Committee of Aluminum Corporation of China.

Mr. Wang Jun, aged 47, is currently a Supervisor of the Company. Mr. Wang obtained a master's degree in business administration from Tsinghua University. He is a senior accountant, and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of treasure management division of finance department of Aluminum Corporation of China* (中國鋁業公司), the general representative of the Peru office of Aluminum Corporation of China, a director and senior auditing manager of Minera Chinalco PerúS.A.* (中鋁秘魯礦業公司), the chief financial officer and the manager of finance department of Chinalco Resources Corporation* (中鋁礦產資源有限公司), the chief financial officer of China Aluminum International Engineering Co., Ltd.* (中鋁國際工程有限責任公司), an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited* (中鋁國際工程股份有限公司). Mr. Wang currently serves as the deputy chief accountant, general manager of finance department and capital operating department of Aluminum Corporation of China. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Mr. Wu Zuoming, aged 51, is currently a Supervisor of the Company, the deputy secretary of the Communist Party Committee, deputy general manager and the chairman of the labor union of Guangxi Branch of the Company. Mr. Wu holds an MBA degree from Renmin University of China. He is a senior engineer. Mr. Wu has extensive experience in human resource management. He successively acted as the deputy manager of Personnel Division, Human Resource Department of China Aluminum Corporation* (中國鋁業集團公司); the person in charge of the Personnel Division, Human Resource Department for the Preparatory Team of Aluminum Corporation of China* (中國鋁業公司); the deputy manager of the Personnel Division(Training Division), Human Resource Department of Aluminum Corporation of China*; the deputy manager of Assessment and Training Division, the manager of Employee Management Division and the manager of General Division of the Company; the senior manager of the Human Resource Department (Retired Cadres Department) and the manager of the General Division of Aluminum Corporation of China*; and the deputy general manager and general manager of the Human Resource Department of the Company.

Other Senior Management

Mr. Xu Bo, aged 53, is currently a vice president of the Company. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (中國華電電站裝備工程(集團)總公司); deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive director and general manager of Chalco Energy Co., Ltd., a vice president and Company Secretary (Secretary to the Board) of the Company.

Mr. Zhang Zhankui, aged 59, is currently the Chief Financial Officer and Company Secretary (Secretary to the Board) of the Company. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as deputy head, the head of the Finance Division and then the head of the Audit Division of China General Design and Research Institute for Non-ferrous metallurgy; deputy general manager of Beijing Enfei Techindustry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Fund Management Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department and deputy chief accountant of Aluminum Corporation of China and a Supervisor of the Company.

Mr. Leng Zhengxu, aged 57, is currently a vice president of the Company. Mr. Leng graduated from Guizhou Industrial College (貴州工學院), majoring in non-ferrous metallurgy. He is a bachelor of engineering and a professor-level senior engineer. Mr. Leng has over 30 years of working experience in the non-ferrous metals industry and has extensive experiences in corporate management and production technology. He had served as deputy director of the No.1 workshop and deputy secretary of Chinese Communist Party of No. 2 Aluminum Smelter (第二電解廠) of Guizhou Aluminum Plant (貴州鋁廠), director of the No. 2 workshop of No. 3 Aluminum Smelter (第三電解鋁廠) of Guizhou Aluminum Plant, chief engineer of No. 1 Aluminum Smelter (第 電解鋁廠) of Guizhou Aluminum Plant, chief engineer of Guizhou Aluminum Plant, deputy general manager of Guizhou Branch of Aluminum Corporation of China, general manager of the production department and general manager of corporate management department of the Company, general manager of Shanxi Branch of Aluminum Corporation of China, head of Shanxi Aluminum Plant, executive director of Shanxi Huaxing Alumina Co., Ltd. (山西華興鋁業有限公司), general manager of Guizhou Branch of the Company, head and deputy secretary of the Chinese Communist Party of Guizhou Aluminum Plant, chairman of Guizhou Huajin Alumina Co., Ltd. (貴州華錦鋁業股份有限公司), chairman of Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司), chairman of Chalco Zunyi Alumina Co., Ltd. (中國鋁業遵義氧化鋁有限公司) and assistant to the president of the Company.

3. POSITIONS HELD IN SHAREHOLDER ENTITIES OF THE COMPANY BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AT PRESENT AND DURING THE YEAR

Positions in the Shareholders of the Company

Name	Name of Shareholder	Position(s)	Date of appointment	Whether receiving remuneration or allowance
Yu Dehui	Aluminum Corporation of China	General Manager	2016.01.08	Yes
Ao Hong	Aluminum Corporation of China	Full-time Deputy Secretary of the Communist Party Committee	2016.12.06	Yes
Liu Caiming	Aluminum Corporation of China	Deputy General Manager	2007.01.25	Yes
Wang Jun (Director)	China Cinda Asset Management Co., Ltd	Business Director	2013.08.19	Yes
Liu Xiangmin	Aluminum Corporation of China	Deputy General Manager	2017.12.19	Yes
Wang Jun (Supervisor)	Aluminum Corporation of China	Deputy Chief Accountant, Director of the Finance Department and Capital Operation Department	2015.11.13	Yes

Positions in Other Entities

Name	Name of other entities	Position(s)	Date of appointment	Whether receiving remuneration or allowance
Liu Caiming	Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司)	Non-executive Director	2013.04.25	No
Wang Jun (Director)	China Nuclear Engineering Corporation Limited	Director	2014.03.12	No
Lie-A-Cheong Tai Chong, David	Newpower International (Holdings) Co., Ltd.	Executive Chairman	1992.01.30	Yes
	China Concept Consulting Ltd.	Executive Chairman	1991.07.26	Yes
	Herald Holdings Limited	Independent Director	2005.06.16	Yes
Wang Jun (Supervisor)	China Aluminum International Engineering Corporation Limited*(中鋁國際工程股份有限公司)	Non-executive Director	2015.05.22	No
	Aluminum Corporation of China Overseas Holdings Limited*	Director and President	2015.11.13	No

4. DECISION MAKING PROCESS AND BASIS OF DETERMINATION OF REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND REMUNERATION

Based on the prevailing market standards and the remuneration strategy of the Company, the human resources department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to the Board for consideration upon approval by the Remuneration Committee of the Board of the Company. Particularly, remuneration of the senior management will be considered and approved by the Board whereas those of the Directors and the Supervisors will be submitted to the shareholders' general meeting for consideration and approval upon being approved by the Board.

The Company determined its remuneration for the Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises in the market (in terms of scale, industry and nature etc.), as well as the Company's annual operating results, fulfilment of duties by the Directors and Supervisors as well as the appraisal results for performance of senior management.

In 2017, the total pre-tax remunerations of the Directors, Supervisors and senior management received from the Company amounted to RMB5.01 million (including the travelling expenses of the independent non-executive Directors).

5. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AS AT THE DATE OF THIS ANNUAL REPORT

Name	Position	Status	Reason of change
Yu Dehui	Executive Director	Re-designated	Considering that Mr. Yu's decision-making authority and major duties in the Company fall within the definition of the responsibility of an executive Director during his tenure of service as the Chairman of the Company, Mr. Yu Dehui was re-designated from a non-executive Director to an executive Director on 17 August 2017.
Ao Hong	Non-executive Director President	Re-designated Resigned	Due to re-arrangement of work, and as considered and approved at the twentieth meeting of the sixth session of the Board, Mr. Ao Hong resigned as the president of the Company on 13 February 2018. Since Mr. Ao Hong would not hold any executive position in the Company, he was re-designated from an executive Director to a non-executive Director on 13 February 2018.
Lu Dongliang	President Senior vice president	Appointed Dismissed	Due to the resignation of Mr. Ao Hong, the appointment of Mr. Lu Dongliang as the president of the Company and the dismissal of him from the position of senior vice president of the Company were considered and approved at the twentieth meeting of the sixth session of the Board on 13 February 2018.
Leng Zhengxu	Vice president	Appointed	The appointment of Mr. Leng Zhengxu as a vice president of the Company was considered and approved at the sixth meeting of the sixth session of the Board of the Company on 20 January 2017.

6. EMPLOYEES OF THE COMPANY

As of 31 December 2017, the Group had 64,794 employees. The structure of employees is as follows:

Composition by Function

Category	Headcounts
Production personnel	54,446
Sales personnel	479
Technology personnel	3,240
Finance personnel	1,445
Administration personnel	5,184
Total	64,794

By Education Background

Category	Headcounts
Post-graduates	609
University graduates	10,244
Technical institute graduates	14,741
Secondary/technical school graduates or below	39,200
Total	64,794

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1. SHARE CAPITAL STRUCTURE

Aluminum Corporation of China is the single largest shareholder of the Company, which directly holds 32.81% equity interest of the Company and together with its subsidiaries holds an aggregate of 34.77% equity interest of the Company. As of 31 December 2017, Aluminum Corporation of China was the Company's ultimate holding company.

As of 31 December 2017, the share capital structure of the Company was as follows:

	As of 31 December 2017	
	Number of Shares *(In million)*	**Percentage to total issued share capital** *(%)*
Holders of A shares	**10,959.83**	**73.54**
Holders of H shares	**3,943.97**	**26.46**
Total	**14,903.80**	**100**

According to the publicly available information and to the best knowledge of the Company's Directors, as of the date of this annual report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2. CHANGES IN SHAREHOLDING AND SHAREHOLDERS

In 2017, there were no changes in share capital of the Company. As of 31 December 2017, the total share capital of the Company was 14,903,798,236 shares.

Particulars of Shareholding as of 31 December 2017

	Share *(Number)*	**Percentage** *(%)*
Shares subject to trading moratorium	**0**	**0**
Shares not subject to trading moratorium		
1. Renminbi ordinary shares	**10,959,832,268**	**73.54**
2. Overseas listed foreign invested shares	**3,943,965,968**	**26.46**
Total shares not subject to trading moratorium	**14,903,798,236**	**100**
Total shares	**14,903,798,236**	**100**

Approval of Changes in Shareholding

In 2017, there was no approval of changes in shareholding of the Company.

Transfer of Changes in Shareholding

In 2017, there was no transfer of changes in shareholding of the Company.

3. SHARE ISSUANCE AND LISTING

(1) Status of Share Issuance in the Past Three Years

On 24 April 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke [2015] No. 684) (《關於核准中國鋁業股份有限公司非公開發行股票的批覆》) issued by the China Securities Regulatory Commission, which approved the Company to issue not more than 1,450,000,000 new shares through non-public issue. In May 2015, the Company initiated the non-public issuance of shares and completed setting the price through book-building on 10 May 2015 to issue 1,379,310,344 shares with issue price of RMB5.8 per share to qualified investors, raising a total proceeds of RMB7,999,999,995.20 and a net proceeds of RMB7,897,472,064.17 after deducting all relevant expenses in respect of this non-public issuance of RMB102,527,931.03. On 21 May 2015, the total proceeds were transferred to the designated account of the Company. On 15 June 2015, the Company completed relevant procedures on registration and custody for the issuance of 1,379,310,344 new shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

(2) Changes in Total Number of Shares and the Shareholding Structure of the Company

In 2017, there were no changes in total number of shares or the shareholding structure of the Company.

4. SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of 31 December 2017, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Aluminum Corporation of China	A shares	5,135,382,055(L)[Note 1]	Beneficial owner and interests of controlled corporation	46.86%(L)	34.46%(L)
	H shares	47,000,000(L)[Note 1]	Interests of controlled corporation	1.19%(L)	0.31%(L)
JP Morgan Chase & Co.	H shares	706,730,860(L)[Note 2]	Beneficial owner/ investment manager/ Approved lending agent	17.91%(L)	4.74%(L)
		19,665,766(S)[Note 2]	Beneficial owner	0.49%(S)	0.13%(S)
		612,393,004(P)[Note 2]	Approved lending agent	15.52%(P)	4.11%(P)
Templeton Asset Management Ltd.	H shares	628,842,000(L)	Investment manager	15.94%(L)	4.22%(L)
BlackRock, Inc.	H shares	422,983,132(L)[Note 3]	Interests of controlled corporation	10.72%(L)	2.84%(L)
		2,330,000(S)[Note 3]	Interests of controlled corporation	0.06%(S)	0.02%(S)
The Goldman Sachs Group, Inc.	H shares	350,271,505(L)[Note 4]	Interests of controlled corporation	8.88%(L)	2.35%(L)
		337,334,580(S)[Note 4]	Interests of controlled corporation	8.55%(S)	2.26%(S)

(L) The letter (L) denotes a long position, the letter (S) denotes a short position, and the letter (P) denotes a lending pool. The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Note 1 : These interests included 4,889,864,006 A shares directly held by Aluminum Corporation of China, and an aggregate interest of 245,518,049 A shares and 47,000,000 H shares held by various controlled subsidiaries of Aluminum Corporation of China, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) (formerly known as Shanxi Aluminum Plant) and 47,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Note 2 : These interests were held directly by various corporations controlled by JP Morgan Chase & Co.. Among the aggregate interests in the long position in H shares, 15,504,590 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 3,255,266 H shares were held as derivatives.

Note 3 : These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 1,756,000 H shares were held as derivatives.

Note 4 : These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 25,699,327 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 2,727,500 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of 31 December 2017, no other person (other than the Directors, Supervisors and Chief Executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5. NUMBER OF SHAREHOLDERS

Unit: Number of Shareholders

Total number of shareholders as of 31 December 2017	485,188

6. PARTICULARS OF SHAREHOLDINGS HELD BY TOP TEN SHAREHOLDERS

Name	Number of shares held at the end of the period	Nature of shareholders	Percentage of shareholding (%)
Aluminum Corporation of China Note 1, Note 2	4,889,864,006	A shares	32.81
Hong Kong Securities Clearing Company Limited Note 3	3,932,296,771	H shares	26.38
China Securities Finance Corporation Limited	255,230,999	A shares	1.71
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.60
Central Huijin Investment Ltd. (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.92
China Cinda Asset Management Co., Ltd.(中國信達資產管理股份有限公司)	133,385,331	A shares	0.89
National Social Security Fund – Portfolio 111	124,997,632	A shares	0.84
National Social Security Fund – Portfolio 112	88,041,047	A shares	0.59
Guangdong Finance Trust Co., Ltd. (廣東粵財信託有限公司) – Yuecai Trust • Yuezhong No. 3 Collective Fund Trust Plan (粵財信託•粵中3號集合資金信託計劃)	69,000,000	A shares	0.46
National Social Security Fund – Portfolio 102	59,888,918	A shares	0.40

Note 1: The number of shares held by Aluminum Corporation of China doesn't include the A shares of the Company indirectly held by Aluminum Corporation of China through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) and the H shares of the Company indirectly held by Aluminum Corporation of China through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Aluminum Corporation of China together with its subsidiaries holds an aggregate of 5,182,382,055 shares in the Company, accounting for 34.77% of the total share capital.

Note 2: Hong Kong Securities Clearing Company Limited holds the 47,000,000 overseas listed foreign shares (H shares) of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, the subsidiary of Aluminum Corporation of China.

Note 3: The 3,932,296,771 overseas listed foreign shares (H shares) of the Company held by Hong Kong Securities Clearing Company Limited include the 47,000,000 overseas listed foreign shares (H shares) it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China, and include shares held by many H shareholders of the Company.

7. PARTICULARS OF THE CONTROLLING SHAREHOLDER

(1) Particulars of the Controlling Shareholder

Name of the controlling shareholder:	Aluminum Corporation of China
Legal representative:	Ge Honglin
Registered capital:	RMB25.2 billion
Date of incorporation:	21 February 2001
Principal operating or managing activities:	Bauxite mining (limited to the bauxite mining at Guizhou Maochang Mine); deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2) Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder


State-owned Assets Supervision and Administration Commission of the State Council
100%
Aluminum Corporation of China
32.81%
Aluminum Corporation of China Limited

Note: Aluminum Corporation of China is the largest shareholder of the Company and directly holds 32.81% equity interest in the Company and holds 5,182,382,055 shares in the Company together with its subsidiaries, including 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd, 7,140,254 A shares held by Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) and 47,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司), accounting for 34.77% of the total share capital of the Company.

Dear shareholders,

I hereby present the annual report of the Group for the financial year ended 31 December 2017 for shareholders' review. On behalf of the Board and all employees of the Company, I would like to express my sincere gratitude to all shareholders for your care for and support for the Company.

PRODUCT MARKET REVIEWS

Alumina Market

In 2017, the global economy continued to recover. As impacted by the supply-side structural reform, the supply and demand were improved significantly in the aluminum market and electrolytic aluminum price fluctuated at high levels, which drove the price of alumina to hike in a volatile manner.

In terms of international market, the alumina price trend was basically in line with that in the domestic market. In 2017, the lowest and highest prices of alumina in the international market were USD272 per tonne and USD484 per tonne, respectively, with the annual average of USD354 per tonne, representing an increase of 39% as compared to 2016.

In terms of domestic market, the domestic alumina price reached the first peak at RMB2,988 per tonne in the middle of January thanks to the robust support of the electrolytic aluminum price, and subsequently dropped to the lowest of the year at RMB2,215 per tonne in May as effected by the expected decline in alumina demands in the future. The domestic alumina price had been fluctuating after June and reached RMB3,805 per tonne at the end of October due to the short supply of bauxite and the stronger expectation for the rise in alumina price. Owing to the decline in electrolytic aluminum price and the periodic alumina supply surplus, the alumina price declined stepwise from the beginning of November and fell to RMB2,879 per tonne. In 2017, the domestic alumina price strode over a movement band of RMB1,590 per tonne and recorded an average price of RMB2,909 per tonne, representing a year-on-year increase of 40.5%.

According to the statistics, the respective global output and consumption of alumina for 2017 was approximately 130.50 million tonnes and approximately 130.32 million tonnes, representing a year-on-year increase of 7.7% and 6.6%, respectively. The respective domestic output and consumption of alumina were approximately 70.25 million tonnes and approximately 72.49 million tonnes, representing a year-on-year increase of 16.8% and 12.56%, respectively. As of the end of December 2017, the alumina capacity utilization rate in the world (inclusive of the PRC) was approximately 85.8%, representing a year-on-year increase of 4.54%, while that of the PRC was approximately 86.5%.

Primary Aluminum Market

In 2017, the aluminum supply and demand in the global market was improved substantially and the international and domestic price of aluminum went upwards in general as driven by the supply-side structural reform in respect of electrolytic aluminum and environmental protection policies of the Chinese government as well as the ongoing ballooning of raw material costs.

In terms of international market, the price of three-month aluminum futures at LME rapidly exceeded USD1,800 per tonne at the beginning of the year. Meanwhile, due to favourable macro news, expected intensifying shortage of global electrolytic aluminum and other factors, the international aluminum price maintained strong momentum and rose to USD1,981 per tonne in March, the highest in the first half of the year. In the second quarter, the international aluminum price showed a downward trend and bottomed at USD1,676.5 per tonne in June. In the third quarter of 2017, the international aluminum price rose substantially, exceeded USD2,000 per tonne rapidly and maintained the strong momentum, in the wake of the further implementation of the supply-side structural reform by the Chinese government, especially after the shutdown of certain incompliance capacity. At the end of December, the price of three-month aluminum futures at LME closed at USD2,280 per tonne, increasing by 35.1% year on year. In 2017, the average prices of spot aluminum and three-month aluminum futures at LME were USD1,968 per tonne and USD1,980 per tonne, respectively, representing a dramatic increase of 22.7% and 23.4%, respectively, as compared with 2016.

In terms of domestic market, the supply and demand pressure in the domestic aluminum market was significantly alleviated and the inventory was lean at the beginning of the year as compared with the same periods of recent years. Meanwhile, there was a generally positive expectation in the aluminum market following the promulgation of the 2017 Plan on Air Pollution Prevention and Control for Beijing-Tianjin-Hebei Region and the Surrounding Areas (《京津冀及周邊地區2017年大氣污染防治工作方案》). Besides, the increase in the price of raw materials in the same period further contributed to the rebound of aluminum price. As a result, the three-month aluminum futures at SHFE exceeded RMB14,000 per tonne. In April 2017, the NDRC, MIIT, Ministry of Environmental Protection and Ministry of Land and Resources jointly promulgated the Plan on Special Action for Clean-up and Rectification of Projects in Violation of Laws and Regulations in the Electrolytic Aluminum Industry (《清理整頓電解鋁行業違法違規項目專項行動工作方案》), which led to a dramatic increase in domestic aluminum price to the highest level of RMB14,930 per tonne in the first half of the year. In the third quarter of the year, incompliance capacity was weeded out in succession, policies took effect gradually and there was a massive capital inflow. Consequently, the aluminum price continued to surge and exceeded RMB17,000 per tonne in September. In the last quarter of 2017, the aluminum price went downward due to the growing domestic inventory of aluminum ingots, the monetary capital and other factors. The three-month aluminum futures at SHFE closed at RMB15,425 per tonne at the end of December. In 2017, the average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB14,561 per tonne and RMB14,731 per tonne, respectively, representing an increase of 18.8% and 21.7%, respectively, as compared with 2016.

According to the statistics, the global output and consumption of primary aluminum for 2017 were approximately 63.28 million tonnes and approximately 63.59 million tonnes, respectively, representing a year-on-year increase of 8.5% and 8%, respectively. The domestic output and consumption of primary aluminum were approximately 36.66 million tonnes and approximately 35.40 million tonnes, respectively, representing a year-on-year increase of 12.8% and 8.3% respectively. As of the end of December 2017, the capacity utilization rate of primary aluminum in the world (inclusive of the PRC) was 82.5%, representing an increase of 2.69% as compared with last year, while that of the PRC was approximately 81.6%.

BUSINESS REVIEW

In 2017, the Company adhered to the general keynote of turning around and extricating from the plight of loss as well as transformation and upgrading and accommodated itself to the new normal with resolute determination and sufficient confidence. Thanks to concerted efforts of all executives and staff of the Company, phased achievements were made in respect of quality and efficiency improvement as well as transformation and upgrading. In particular, the resource guarantee, output of main products and proportion of middle-to-high end products were further levelled up; the Company's ranking in the industry was further improved in terms of the costs of alumina and electrolytic aluminum; and the cost competitiveness was secured at the average standard in the industry and was heading out for higher standards. In 2017, the Company mainly carried out the following tasks:

1. Improving the appraisal mechanism to ensure the achievement of the cost reduction and efficiency enhancement goals. The Company carried on implementing the cost-oriented strategies, established an advanced, reasonable and effective appraisal system. In 2017, the Company further supplemented the content of "reasoning out the costs based on the market conditions, promoting reform with costs and reinforcing the in-process management". In particular, it introduced the "three-linkage" appraisal into the departments at headquarters so as to propagate the sense of responsibility of the enterprise heads in respect of qualification rating and performance appraisal in the departments at headquarters, thus establishing an extremely extensive and ultimately downright stereoscopic appraisal mode that covers all employees throughout the entire process in all aspects, whether horizontally and vertically; it established the "1+9+4" performance appraisal systems for different types of enterprises. For aluminum production enterprises, the excess progressive incentive measures featuring "costs saving and sharing" were implemented. For 9 enterprises engaged in non-aluminum businesses, individualized appraisal mechanism were executed. It formulated specific assessment appraisal targets for the 4 special tasks concerning the alloying of electrolytic aluminum, alumina mines, carbon and project principals; In addition, it also implemented dynamic management and control. In this regard, it linked the cost objective with the price of raw materials and fuels and took the market price fluctuation into full consideration and coped with challenges in regard of sharp price fluctuation of bulk raw materials resulting from the supply-side structural reform in a flexible manner, which resulted in more objective, fair and accurate appraisal on the completion conditions of the enterprises.

2. Implementing comprehensive management and control to further improve the management standard. The Company experimented on the "morning scheduling meeting + thematic seminars" whereby effectuated the integration of "result assessment, problem identification, prompt solution and in-progress supervision and guidance", which led to the ongoing enhancement of the Company's capability in systematic management and control; in terms of on-site management, it forcefully carried forward the foundation consolidation action to rectify problems concerning safety, environmental protection and quality management. Meanwhile, it also energetically advanced the precise management and adopted different measures for different businesses, among which, emphasizing "one policy and one incentive measure for one mine" for mines, focusing on stock assets to increase production and fulfilling the designed capacity for alumina enterprises, devoting efforts in safe and efficient operation of new production capacity for electrolytic aluminum enterprises, and prioritizing the product quality improvement for carbon enterprises. All of these measures turned out to be productive. Moreover, it also took practical measures to help enterprises get out of their dilemma and solve problems at their source through subdividing the services, providing shortcuts for pressing events, practicing the "management plus technology" mode, making use of the personnel resource advantages and working out countermeasures upon problem analysis by the problem tackling team, working team and service team.

3. Steering the investment targets to create new competitive strength. For investment projects, the Company held fast to the investment philosophy of "ensuring the completion of each investment project" and put forward the requirements of "undertaking projects in accordance with strict standards, advancing the progress in an intense manner and carrying out work with earnest attitude" so as to invest the limited capital into restructuring, transformation and upgrading as well as safe and environment friendly projects, which had resulted in fruitful results. High-tech production capacities had superseded those outdated following the early commissioning of a batch of key projects including Guangxi Hualei, Inner Mongolia Huayun and Guizhou Huaren, the completion of the upgrade and transformation of Henan Alumina and the Hualu Carbon Relocation Project as scheduled and the realization of the advantageous "integration of coal, power and railway" by Ningxia Energy. It also invested heavily in the

renovation and upgrade on safety and environment protection, so as to eliminate hidden hazards and solve environment-related problems through uncompromising rectifications and effective emission reduction. It spearheaded the observation of the "2+26" regional ultra-low emission standard and took the lead in the green development in the industry. Furthermore, thanks to the advancement of coordinated development of regions, the Baotou, Shanxi, Guizhou and Guangxi aluminum industrial bases were gradually improved, the Hualu, Guizhou, Fushun and Shanxi carbon bases begun to shape up and traditional aluminum bases were generating industrial synergic and clustered effects at a higher speed. Meanwhile, it also accelerated the development towards the end of the industrial chain and the high end of the value chain. Its refined alumina products had formed a complete industrial chain and secured the market dominance. The alloying also sped up stepwise and the close-to-the-end-products industry developed into elementary scale. The new projects constructed or invested by the Company had become important embodiment of the competitive strengths of the Company.

4. Accelerating technological development and application and achieving fruitful technology innovation results. The Company, in resolute adherence to the innovation-based development philosophy, carried out comprehensive technology benchmarking and research and analysis, increased investment in technological research and development and made full use of the advantages of the professional scientific research institute and the real enterprises, thereby accomplishing a batch of scientific and technological achievements in respect of mines, smelting, energy conservation, environmental protection and new product development. It pressed ahead technologies featuring "high yield, low energy consumption and removal of organics" at a rapid speed so as to lay a foundation for the effective utilization of bauxite with high sulphur content; energetically popularized the energy saving technology regarding electrolytic aluminum thus providing technological support for energy conservation and cost reduction in respect of the electrolytic aluminum business of the Company; and accelerated its pace in the industrialization of the environmental protection technologies and establish a demonstrative line for hazard-free treatment of residues from overhaul of electrolytic bath and soil conditioner experimenting line, all of which provided technological options for the green and sustained development of the Company. As to the integration of information

technology and industrialization, four enterprises including Guangxi Branch were included in the list of enterprises consistent with standards for integration of information technology and industrialization by MIIT of the PRC; and three projects including the "benefit making and innovation" comprehensive platform were included in the list of national manufacturing pilot demonstration list. Besides, the Company completed the top-level design and implementation scheme for the smart manufacturing of electrolytic aluminum, alumina and mines. The trial construction of a smart factory by Baotou Aluminum were under the progress of overall implementation. 31 enterprises of the Company adopted the ERP system and the e-procurement and trading system.

5. Outshining the market in virtue of scientific marketing and boosting cost reduction on account of procurement and logistics. Based on the "big marketing, procurement and logistics featured, platform-based, internationalized and financialized" strategic layout, the Company further reinforced the marketing concept of "appreciating, undertaking and fulfilling the commitment" and built the Company into an easygoing and trustworthy business partner whose customers are willing to cooperate with. For marketing, the Company, capitalized on opportunities arising from the supply-side structural reform concerning electrolytic aluminum, exerted its industrial influence, leading effect and significance, and intensified the favorable market factors with great efforts, which resulted in an overwhelmingly preferential selling price of spot alumina in the market; it innovated the pricing mechanism, optimized the business operating mode, further strengthened the marketing capacity and improved the benefit-making effects of marketing; new breakthroughs were made in respect of imports and exports. The Company was the fifth largest coking coal importer, with a coking coal delivery warehouse being registered successfully, and set new records in respect of refined alumina export. For material procurement, it enhanced the "big procurement" platform construction to demonstrate the synergic effects within the Group in virtue of its concentrated procurement and cooperative advantages; it also cooperated with conglomerates such as CHN Energy, Shaanxi Coal Group (陝煤集團) and Henan Energy (河南能源) and secured more preferential prices apart from the direct supply of all the coal procured therefrom. For logistics, it advanced the logistics adjustment and consolidation at a higher speed and developed and generalized a large number of new logistics technologies and forms including multi-modal transport, de-packaging, undertaking of cross-regional businesses, delivery warehouse of aluminum ingot futures and loaded roundtrip of Xinjiang regular trains. The platform had took effect evidently and the logistics cost of the Company was reduced on a continuous basis.

6. Innovating and replenishing financing approaches and achieving outperformed share prices in three stock markets. It established the industry investment fund involving a total of RMB10 billion, obtained the supply-side structural reform investment fund of RMB10 billion and adopted other financing approaches in active cooperation with financial institutions. Capitalizing on opportunities arising from the state policy of the market-based and institutionalized debt to equity swap ("DES"), the Company carried out the market-based DES project with a total of RMB12.6 billion through assets acquisition by issuance of shares, which substantially lowered the gearing ratio of the Company, optimized the structure of assets and liabilities, reduced financial expenses and in return enhanced the profitability of the Company. Owing to improved performance and successful capital operation, closer attention was paid to the Company in the capital market and the share price was driven up. In 2017, prices of the A shares, H shares and US equities of the Company manifested robust growth, all ahead of the market indexes sharply.

7. Further preventing operating risks and conducting comprehensive rectifications. The special working teams established by the Company sorted out problems contained in the operation and management of the Company in accordance with the guideline for enterprise supervision issued by the Supervisory Commission for Key Large State-Owned Enterprises (國有重點大型企業監事會) to comprehensively conduct special inspection and rectification work to 122 enterprises at all levels of the Company covering "all layers and aspects". Through identifying problems, making corresponding rectifications and drawing inferences therefrom, it greatly promoted the levelling up of management and systematically enhanced the risk-resistant capability. The Company also further pressed ahead the law-abiding construction, strengthened the comprehensive review of legal documents and the full coverage of legal management, completed the establishment of regional centers and relevant legal counsel staffing, which effectively prevented legal risks in our operation.

8. Reinforcing work concerning Party construction and giving play to the comprehensive leading role of the Party committee of the Company. The Company comprehensively intensified work concerning Party construction based on the understanding of "Two Studies, One Action" through the activities of "two guidings, two makings". In 2017, the Company included Party construction into the Articles of Association and formulated and ameliorated the rules of procedure of the Party committee, thus specifying material operating and management matters fall on consideration and discussion by the Party committee. It also drew up the "two duties for one position" responsibility list for members of the Party committee and the implementing rules for assessment of the Party construction work which geared the Party construction assessment to the administrative assessment and effectuated the joint scheduling, unified arrangement, synchronized inspection and simultaneous assessment of fulfilling Party construction responsibilities and implementing business tasks. Furthermore, it continued to enhance and improve the construction of the leading group and the management team and viewed performance assessment results and the fulfillment of the "two responsibilities" as important reference for the performance rating, rewarding and appointment of management at each level. In addition, it further cemented the construction of the Party conduct and devoted great efforts to the fulfillment of responsibilities under the "two duties for one position" so as to maintain the corruption-free and upright working style with high morale.

DIVIDENDS

The Board did not propose any final dividend for the year ended 31 December 2017 and such proposal is subject to approval of shareholders at the forthcoming 2017 annual general meeting. The Company will publish an announcement after the arrangement of such general meeting.

RESULTS

For the year ended 31 December 2017, the Group recorded revenue of RMB180,081 million, representing a year-on-year increase of 24.86% or RMB35,852 million from RMB144,229 million in 2016. Profit attributable to owners of the parent and earnings per share attributable to owners of the parent was RMB1,378 million and RMB0.09 respectively.

BUSINESS OUTLOOK AND PROSPECTS

In 2018, the Company will leverage on the benefit of supply-side structural reform and commit itself to the work for turning around and extricating from the plight of loss, transformation and upgrading, as well as reform and development. Standing at a high point, the Company will plan and advance the transformation of development mode, optimization of industrial structure and shift of driving force for growth with a view to continuous enhancement of profitability and sustainable development capacity, starting a new journey of high quality development and achievement of comprehensive development integrating "lateral expansion, longitudinal development, connotative development and overseas development". Lateral expansion refers to that of industries and implies expansion from production and manufacturing industry to manufacturing service industry and from heavy assets to light assets as well as orderly development of modern logistics and trade industry, green and environmental protection industry, and the industry of integration of industry and

finance; longitudinal development is for products and means to produce refined alumina, achieve alloying, high purity and materialization of electrolytic aluminium and follow the road of integrative development to achieve transformation from an enterprise producing basic raw materials to one manufacturing new materials; connotative development aims to achieve high quality development by means of strengthening Party building, speeding up reform, intensifying management and taking measures following the "larger, efficient, stronger and dynamic" principle; as to overseas development, the Company intends to expand its presence worldwide by leveraging on the "One Belt, One Road". In 2018, the Company will focus on the following tasks:

1. Continuing to carry out special action for improvement of quality and efficiency to foster new advantages for competition in respect of cost. In 2018, the primary task of the Company will still be consolidation and expansion of competitive advantages. With the aim of enhancement of competitiveness, the Company will continue to carry out special action for improvement of quality and efficiency by means of focusing on key businesses, addressing disadvantages and strengthening weaknesses. The improvement of quality and efficiency will be deepened for mines through enriching the connotation of "one policy and one incentive measure for one mine". The Company will optimise production organization to increase production of alumina and lower consumption and lead the refined alumina market through product upgrade; the improvement of quality and efficiency in respect of electrolytic aluminium will advanced by way of expediting new projects to meet standards and reaching the designed capacity. The cost of electrolytic aluminium will be more competitive as a result of more efforts on auxiliary power generation and construction of regional grid; the Company will sum up and generalize comprehensive energy management achievements for preparation of a modular and immobilized energy cost reduction plan and to achieve greater achievements for cost reduction. The upgrade of operation standards promotes standardized operations on positions and safety and risk management and control will be intensified by rectification of business outsourcing in the field of production. The Company will enhance its operation efficiency by means of strengthened equipment management. Through optimized layout of key construction, the Company will continually improve labor productivity.

2. Continuously optimizing performance appraisal and strengthening the guiding role of budget management and control. Unswervingly hewing to the "three-linkage" appraisal mechanism, the Company will implement the excess progressive incentive measures featuring "costs saving and sharing" and further optimise the detailed rules on dynamic management and control by tighter alignment with the critical indicators set for enterprises. For the enterprises with a large gap in cost assessed, the departments at headquarters will enhance service, guidance and supervision and intensify the analysis on the product competitiveness of enterprises, and mastermind a scheme for making enterprises with low cost and competitiveness stronger and shutting down and transfer of enterprises with high costs.

3. Further intensifying production management and opening up a new stage of green development. For the critical issues of safety, environmental protection and quality in production management, the Company will construct "ten great projects" including four safety management projects, three environmental protection projects and three quality control projects. Four safety management projects refer to precise safety management system project, safety capacity enhancement project, safety risk control project and intrinsic safety project; three environmental protection projects are project for harmless treatment of hazardous wastes, clean plant construction project and green and low-carbon demonstration project; three quality control projects include quality upgrade project, project for tackling scientific problems with quality and quality brand construction project. The construction of "ten great projects" will contribute to the Company's green, healthy, safe and sustainable development.

4. Upgrading the project investment criteria to achieve high quality development of the Company. According to the development strategy and plan, the Company will change from extensive development to intensive development and from a domestic enterprise producing basic raw materials to a global enterprise manufacturing high-tech materials. While adhering to deepening the structural reform on the supply side, the Company will keep on promoting shift of production capacity towards the regions with advantages in terms of resources, energy and market to further enhance competitiveness of product cost and increase the power supply ratio of the profitable auxiliary power generation and regional grid to consolidate the energy advantages. With the idea of investment in competitiveness featuring "leading in technology, technical and economic indicators, and operating efficiency" in place, the standards on investment projects will be lifted and the Company will leverage on the orientation of national environmental protection policy to vigorously develop safety and environmental protection industries and lead green development in the industries. Leaning on the "One Belt, One Road" strategy, the Company will speed up its pace to "go global" and development of overseas joint venture cooperation projects to explore cooperation in respect of international production capacity and proactively seek for other investment opportunities to enlarge its scope of business, go global amidst opening up and raise the development of open economy. Furthermore, the Company, insisting on market orientation, will increase development efforts for new products to extend towards high end markets and near terminal of industrial chain, and promote the development of refined alumina and achievement of alloying, high purity and materialization of electrolytic aluminium in a great-leap-forward way. Continued efforts will be exerted to improve technology and product quality and performance and propel the industrialization of scientific and technological achievements to guide and foster market and achieve the transformation towards quality and benefits.

5. Quickening the construction of technological innovation system to lead a new direction of technical research and development. The Company will accelerate the construction of a market-oriented technological innovation system featuring deep industry-university-research integration with enterprise as the subject and the development of near terminal and high end products with the stress laid on research and development of refined alumina and intensively processed products to provide support for the leaping development of downstream industries. While picking up speed for industrialization of scientific and technological achievements, the effective profit sharing mechanism and appraisal mechanism will be adopted to achieve share of corporate internal technologies and achievements and mend the pace for industrialized application of mature technologies and important scientific and technological achievements. The Company will also speed up the development of advanced manufacturing industry, vigorously boost smart factory implementation project and drive conversion of data into business and business into data to enhance the total factor productivity. More efforts will be exerted to strengthen incentives for cultivation of scientific and technical personnel. The Company will implement the basic remuneration guarantee system for the professional scientific research team, explore the mechanism for benefit sharing of scientific and technological achievements, to reserve backup young scientific and technological talents for the Company.

6. Improving innovation of marketing mechanism, adjusting and optimizing purchase strategy, and intensifying integration of logistics resources. The Company will future strengthen the leading role of marketing in the market and improve the Company's business operation model to enhance the Company's product influence, competitiveness and profitability. The existing purchase strategy will be optimized. The continued enhancement of purchase informatization and concentration will further improve the bargaining power. Further efforts will be made for analysis on the supply market and optimization of the purchase method to improve the market control capacity, purchase process control capacity and supplier management capacity, to realize cost reduction and efficiency enhancement for purchase. The Company will continue to intensify integration of logistics resources and build a modern logistics platform with the goals of internal cost reduction and external benefits creation.

7. Reinforcing financial risk prevention and control and expanding financing channel for efficiency enhancement. Risk prevent, control and supervision will be strengthened and the advantages of internal financial platform will be exerted to combine customer rating with individual credit rating to reduce the risk of default by customers; a regional or business accounting center will be built and the Company will explore to set up a regional center or a center sharing business and finance for key operation areas or businesses of the same nature to provide powerful support for the enhancement of financial management and control. The functions of capital market will be fully utilized for proactive expansion of financing channel, strengthening capital cooperation and vitalize the assets and cash reserves of the Company. Efficiency enhancement will be achieved in terms of capital and fund operation through continuous optimization of the Company's capital structure and reduction of financial expenses.

8. Prioritizing the Party building to convert political advantages into competitive advantages. The Company will continue to thoroughly study and implement the spirit of the 19th National Congress of the Communist Party of China and impel the normalized implementation of "Two Studies, One Action" education campaign in an institutionalized way to convert study results into the firm belief of optimising, strengthening and expanding the business of the Company. Prioritizing the Party building and adhering to the bottom-line thinking, progress amidst stabilization as well as reform and innovation, the Company will practically proceed with Party building in a refined manner to make the Party stronger and deeply integrate the Party building with corporate management, reform and development, to provide solid political guarantee for the high quality development of the Company.

Yu Dehui
Chairman

Beijing, the PRC
22 March 2018

Management's Discussion and Analysis of Financial Position and Results of Operations

DEVELOPMENT STRATEGY AND MODEL

The Company is committed to sustaining its leadership in the domestic market and insists on extending the front end of the industrial chain and developing the high-end of the value chain. It has established the general direction of "scientifically consolidating upstream businesses, optimizing and adjusting midstream businesses and expanding into downstream businesses." Adhering to the development idea featuring innovation, coordination, green, opening up and sharing, the survival bottom-line thinking, progress amidst stabilization, and reform and innovation, the Company will promote reform in terms of quality, efficiency and power. Centering on economic benefits in work, the Company, with "quality and efficiency enhancement, reform and innovation, and transformation and upgrading" as the main goal of work, will accelerate structural adjustment and promote transformation and upgrading. In addition, the industrial chain will be constantly perfected and reform and innovation will be deepened to quicken the transfer pace of production capacity. The Company will increase international cooperation in production capacity and enhance its operation capacity as a global player, to solidly strengthen, optimise and expand its business, thereby building itself into a top notch enterprise with international competitiveness in the world.

The following discussions should be read together with the financial information of the Group and its notes included in this results report and other sections.

BUSINESS SEGMENTS

The Group principally engages in the exploration and mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of multi-form refined alumina and metal gallium.

Primary aluminum segment consists of procuring alumina, raw supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to owners of the parent for the year 2017 was RMB1,378 million, representing an increase of RMB1,010 million from RMB368 million for the previous year. This was mainly attributable to the considerable increase in the gross profit of the main products of the Company as a result of the supply-side structural reform.

REVENUE

The Group's revenue for the year 2017 was RMB180,081 million, representing an increase of RMB35,852 million or 24.86% from RMB144,229 million for the same period of the previous year, primarily due to the increase in prices and the increase of trading volume of products.

COST OF SALES

The Group's cost of sales for the year 2017 was RMB165,675 million, representing an increase of RMB32,001 million or 23.94% from RMB133,674 million for the same period of the previous year, primarily due to the increase in costs and the increase of trading volume of products.

SELLING EXPENSES

The Group's selling expenses for the year 2017 amounted to RMB2,342 million, representing an increase of RMB273 million or 13.19% from RMB2,069 million for the same period of the previous year, mainly due to the increase of trading volume of products.

ADMINISTRATIVE EXPENSES

The Group's administrative expenses for the year 2017 amounted to RMB4,568 million, representing an increase of RMB1,207 million or 35.91% from RMB3,361 million for the same period of the previous year, mainly attributable to the provision for the early retirement benefits for certain employees and the increase in tax expenses.

OTHER GAINS, NET

The Group's other gains for the year 2017 amounted to RMB320 million, representing an increase of RMB154 million or 92.77% from RMB166 million for the same period of the previous year, mainly attributable to gains on the disposal of subsidiaries.

FINANCE COSTS, NET

The Group's net finance costs for the year 2017 amounted to RMB4,484 million, representing an increase of RMB280 million or 6.66% from RMB4,204 million for the same period of the previous year, mainly due to the decrease in interest income and the increase in exchange loss.

SHARE OF PROFITS AND LOSSES OF JOINT VENTURES AND ASSOCIATES

The Group's share of profits and losses of joint ventures and associates for the year 2017 amounted to RMB-157 million, representing a decrease of RMB177 million from RMB20 million for the same period of the previous year, mainly due to the decrease in profits and losses of joint ventures and associates.

INCOME TAX EXPENSES

Income tax expenses for the year 2017 amounted to RMB642 million, representing an increase of RMB238 million or 58.91% from income tax expense of RMB404 million for the same period of the previous year, mainly due to more income taxes recognized as a result of increase in profit for the year 2017.

HIGHLIGHTS ON OPERATIONS DURING THE REPORTING PERIOD

Alumina Segment

Revenue

The Group's revenue from the alumina segment for the year 2017 was RMB38,079 million, representing an increase of RMB8,052 million or 26.82% from RMB30,027 million for the same period of the previous year, mainly attributable to the increase in the price of alumina and in trading volume.

Segment Results

The Group's profit before income tax in the alumina segment for the year 2017 was RMB3,252 million, representing an increase of RMB2,342 million from RMB910 million for the same period of the previous year, mainly attributable to the increase in gross profit and in trading volume.

Primary Aluminum Segment

Revenue

The Group's revenue from the primary aluminum segment for the year 2017 was RMB47,246 million, representing an increase of RMB12,782 million or 37.09% from RMB34,464 million for the same period of the previous year mainly attributable to the increase in price and in the trading volume of primary aluminum.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the year 2017 was RMB827 million, representing a decrease of RMB1,357 million in profit from RMB2,184 million for the same period of the previous year. This was mainly attributable to a year on-year increase in the costs of primary aluminum products leading by the increase in the price of alumina and in the costs of electricity.

Trading Segment

Revenue

The Group's revenue from the trading segment for the year 2017 was RMB146,815 million, representing an increase of RMB32,469 million or 28.40% from RMB114,346 million for the same period of the previous year, mainly attributable to the increase in trading volume and the increase in prices of main products.

Segment Results

The Group's profit before income tax in the trading segment for the year 2017 was RMB730 million, basically the same with the same period of last year.

Energy Segment

Revenue

The Group's revenue from the energy segment for the year 2017 was RMB6,251 million, representing an increase of RMB1,731 million from RMB4,520 million for the same period of the previous year, mainly due the increase in the income of coal as a result of the increase in the price of coal and in trading volume.

Segment Results

The Group's loss before income tax in the energy segment for the year 2017 was RMB171 million, representing an increase of RMB204 million in loss from the profit of RMB33 million for the same period of the previous year, mainly attributable to the gains on disposal of non-current assets last year.

Corporate and Other Operating Segments

Revenue

The Group's revenue from corporate and other operating segments for the year 2017 was RMB645 million, representing an increase of RMB141 million from RMB504 million for the same period of the previous year.

Segment Results

The Group's loss before income tax from corporate and other operating segments for the year 2017 was RMB1,729 million, representing a decrease of RMB264 million in loss from the loss of RMB1,993 million for the same period of the previous year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 31 December 2017, the Group's current assets amounted to RMB68,349 million, representing an increase of RMB1,862 million from RMB66,487 million as of the beginning of the year.

As of 31 December 2017, the Group's cash and cash equivalents amounted to RMB27,751 million, representing an increase of RMB3,937 million from RMB23,814 million as of the beginning of the year.

As of 31 December 2017, the Group's net balance of inventories amounted to RMB20,347 million, representing an increase of RMB2,414 million from RMB17,933 million as of the beginning of the year.

As of 31 December 2017, the Group's current liabilities amounted to RMB89,977 million, representing an increase of RMB6,797 million from RMB83,180 million as of the beginning of the year, primarily due to the increase in bonds payable and long-term borrowings of the Group reclassified to be due within one year.

As of 31 December 2017, the current ratio of the Group was 0.76, representing a decrease of 0.04 from 0.8 as of the end of 2016, and the quick ratio was 0.52, representing a decrease of 0.03 from 0.55 as at the end of 2016.

Non-Current Liabilities

As of 31 December 2017, the Group's non-current liabilities amounted to RMB44,656 million, representing a decrease of RMB6,889 million from RMB51,545 million as of the beginning of the year, primarily due to the repayment of interest-bearing liabilities that fell due in the year.

As of 31 December 2017, the debt to asset ratio of the Group was 67.27%, representing a decrease of 3.45 percentage points from 70.72% as of the end of 2016.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that financial assets and liabilities at fair value through profit or loss and equity investments in listed company classified as available-for-sale financial assets are accounted at fair value, others are stated at historical cost.

As of 31 December 2017, the Group's financial assets at fair value through profit or loss decreased by RMB45 million as compared with the end of 2016, which was recognised as loss from fair value changes. The Group's financial liabilities at fair value through profit or loss increased by RMB86 million as compared with the end of 2016, of which RMB86 million was recognised as loss from fair value changes.

PROVISION FOR INVENTORY IMPAIRMENT

As of 31 December 2017, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 31 December 2017, the balance of provision for impairment of inventories held by the Group was RMB453 million, representing a decrease of RMB255 million as compared with RMB708 million as of the end of 2016.

The Group has always adopted the same approach to determine the net realizable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 31 December 2017, the Group's project investment expenditures (excluding equity investments) amounted to RMB10,021 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 31 December 2017, the Group's contracted but not provided capital commitment to fixed asset investment amounted to RMB2,968 million. As of 31 December 2017, the Group's investment undertakings to joint ventures and associates amounted to RMB375 million, comprised of the capital contributions of RMB320 million to Huaneng Ningxia Energy Co., Ltd. (華能寧夏能源有限公司), RMB6 million to Chinalco Tendering Company Limited (中鋁招標有限公司), RMB21 million to Chalco Shituo Intelligent Technology Co., Ltd. (中鋁視拓智能科技有限公司) and RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd. (山西中鋁太嶽新材料有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 31 December 2017, the Group's cash and cash equivalents amounted to RMB27,751 million.

CASH FLOWS FROM OPERATING ACTIVITIES

For the year 2017, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB13,128 million, representing an increase of RM1,598 million from RMB11,530 million of net cash inflows for the same period last year, mainly attributable to the increase in operating profit.

CASH FLOWS FROM INVESTING ACTIVITIES

For the year 2017, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB7,133 million, representing an increase of RMB2,134 million in net cash outflows from RMB4,999 million of net cash outflows for the same period last year. This was mainly attributable to capital expenditure of the Group.

CASH FLOWS FROM FINANCING ACTIVITIES

For the year 2017, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB1,836 million, representing a decrease of RMB1,836 million in net cash outflows from RMB3,672 million of net cash outflows for the same period last year, mainly attributable to repayment of a larger amount of interest-bearing debts by the Group in the same period last year.

The Board hereby submits the Report of the Board together with the audited financial statements for the year ended 31 December 2017.

PRINCIPAL ACTIVITIES

The Group is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive strength, the Group ranked among the top enterprises in global aluminum industry. The Group is currently the only large manufacturer and operator in aluminum industry in China with integration of exploration and mining of bauxite, coal and other resources; production, sales and technical research of alumina, primary aluminum and aluminum alloy products; international trading and logistics services, as well as electricity generation from coal and new energy.

BUSINESS REVIEW

Statements about the business review and future business development of the Group are set out in the section headed "Chairman's Statement". The section headed "Management's Discussion and Analysis of Financial Position and Results of Operations" gives an analysis of the financial and operational conditions of the Group using financial key indicators. Details of compliance with relevant laws and regulations that have a significant impact on the Group are set out in sections headed "Report of the Board" and "Report on Corporate Governance and Internal Control".

The Company will actively adopt various measures to avoid all types of operating risks in the course of production and operations. However, risk factors associated with the changing competition, market, economy and social environment at home and abroad may adversely affect the business, financial position and operating results of the Company, which mainly include:

1. Economic Environment Risks

Affected by current macro-economy and policies at home and abroad, non-ferrous metal sector and mining sector where the Company operates are exposed to many risks and uncertainties resulted from social and economic structure, economic development level, economic system and macro-economy policies.

To cope with such risks, the Company will make thorough research and analysis on macro-economy, government policies, and industrial development and adopt actions against potential risks. It will also accelerate transformation and upgrading so as to achieve comprehensive development, cultivate new profit growth and enhance its comprehensive competitiveness and anti-risk capabilities.

2. Competition Risks in the Industry

The aluminum industry demonstrates an imbalanced output and market supply, continuous low capacity utilization rates and fierce competition, which pose substantial challenges to the Company in its operation.

To cope with such risks, the Company will further respond to the supply-side structural reform, expedite restructuring, transformation and upgrading, carry out special actions to improve quality and efficiency, aiming to further enhance the Company's cost competitiveness of products and comprehensive capability; meanwhile, it will strengthen the efforts in marketing to enhance market influence, competitiveness and profitability of its products; furthermore, the Company will continue to intensify analysis of macro-economy, industry policies as well as the situations of its counterparties in order to promptly formulate and adjust its countermeasures.

3. Market Price Risks

The price of aluminum products and raw and auxiliary materials fluctuate sharply as affected by a variety of policies and the economy environment, which have material and potential impacts on the Company's financial position and operating results.

To cope with such risks, the Company will intensify prudent judgment on the market, fully bring about the effect of supervision and control over market price risk and alert thereof, adjust its output against supply-demand relations and continuously improve its risk control capability in market price; it will further enhance the analysis of supply-side market, optimize purchase strategies, increase the centralization of the procurement for lower cost and higher benefit; meanwhile, it will reasonably make use of financial derivatives and enhances profitability from the interaction between futures and spot commodities.

4. Safety and Environmental Risks

More stringent requirements in relation to safety production and environmental protection ability for a company have been stipulated in the Production Safety Law of People's Republic of China, the Environmental Protection Law of People's Republic of China, Administrative Measures of Pollutant Discharge Permits (trial) and Implementation Measures of Permits for Control over Pollutant Discharge. As the Company's production and operations cover coal and non-coal mines, construction, chemicals and other activities and involve discharge of solid waste, waste gas, wastewater, any safety or environmental accident will inflict huge losses on the reputation and assets of the Company.

To cope with such risks, the Company newly established the Safety and Environmental Protection Department (Coal Power Safety Supervision Bureau) to keep improving management rules, assigns responsibilities and further strengthens supervision and examination in terms of safety and environmental protection. It screens relevant hazards, takes preventive measures; constantly increases awareness among enterprises and all employees in the aspects of on-site management and safety and environmental protection management by providing more training courses. It also allocates more funds with a view to upgrade and reconstruct technology and equipment, constantly promotes energy saving and reduction of emissions.

5. Cash Flow Risks

In recent years, the Company has taken various measures to significantly reduce the gearing ratios and strictly control capital expenditure and costs and expenses, but it may still fail to avoid a shortfall in cash inflow due to the influence of the national monetary policy, which may materially affect the Company's financial situation.

To cope with such risks, the Company will intensify the concentration control over funds, improve financial management and control, and constantly enhance risk prevention and supervision. It will also strengthen budget management, manage funds from the source, avoid large-amount or accidental expenditure out of the budget, expand financing channels, innovate financing methods and ensure capital chain safety.

6. Interest Rate Risks

Faced with the deleverage of the financial system, changes in interest rates will increase uncertainties in the Company's financing costs, which may in turn affect the Company's business objectives.

To cope with such risks, the Company will strengthen analysis and research in the trend of interest rate, proactively expand low-cost financing channels, optimize debt structure and reduce financial costs.

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL PROTECTION

In accordance with the requirements of the ISO26000 international guidance standard on social responsibility, the Global Compact Initiative and SASAC's Guidance on Social Responsibility of Central Government-owned Enterprises (《關於中央企業履行社會責任的指導意見》), the Company has worked out strategic objectives that are in line with its requirement for sustainable development and continuously improved its responsibility management system, which enabled the Company to effectively manage any impact on stakeholders and maximize the comprehensive value of corporate, society and environment in the course of its operation of business.

The Company has established a complete management system for corporate social responsibility (CSR) and set up a CSR leadership team with the Chairman of the Board as the team leader and the president of the Company as social responsibility management representative. The CSR leadership team, serving as the top management and coordinating body for CSR of the Company, is responsible for deliberating CSR strategic planning, developing CSR policy and constructing the CSR management and advancement systems, releasing CSR reports and reviewing and overseeing the implementation of CSR plans. A CSR office of the CSR leadership team, which was set up to handle day-to-day work and affairs in relation to CSR, is responsible for implementing the resolutions of the CSR leadership team, drafting CSR planning and work plans, providing CSR trainings, coordinating CSR-related tasks, daily management of CSR tasks, preparing and releasing CSR reports, conducting research on CSR theories and practices and strengthening communication with stakeholders. Meanwhile, the subsidiaries of the Company have their own CSR leadership teams and offices to take charge of their respective CSR activities.

The Company always fulfilled its social responsibilities in a proactive and voluntary manner, and made huge efforts in guarantee of employees' interests, environmental protection, poverty alleviation and public welfare. The Company always regards employees as its most valuable resources and assets. It is the Company's belief that protecting employees' interests and enhancing employees' well-being will pave the way for fulfilling its social responsibilities and achieving sustainable development. Furthermore, the Company insists on people oriented concepts, respecting the employees and providing them with opportunities to make achievements, and creating a "sunny, honest, simple and inclusive" work atmosphere.

The Company attaches great importance to occupational health and safety (OHS) protection, aiming at creating a sound working environment for its employees. The Company believes that it is important to prevent OHS hazards from the source, thus extra efforts are put in supervision and inspection as well as OHS publicity and trainings. Through improving relevant rules and systems, equipping its employees with labor tools and protection articles that meet national safety standards or industry standards, providing OHS on-the-job trainings and other measures, the Company empowers its employees to take the initiative in preventing and controlling occupational diseases, and effectively boosts their protection skills and self-protection awareness. Meanwhile, the Company continuously improves the work conditions at construction and operating sites in a bid to prevent, control and eliminate occupational hazards. The Company also regularly monitors occupational hazardous factors such as dust, noise, poison and other factors that may have serious occupational hazards, thereby providing a basis for assessment and management of occupational hazards.

The Company always upholds the principle of respecting employees and equal employment. It follows a nondiscriminatory labor policy by treating all employees fairly and equally regardless of their nationality, race, gender, religious beliefs and cultural background, and insists on equal pay for equal work. The Company insists on ensuring equal employment opportunities to the disabled, women and other disadvantaged groups. Moreover, the Company strives to create jobs for the community, and aligns its development with the stability of employment and the protection of employees' interests. Through continuous improvement in labor employment and income distribution systems, the Company aims to strengthen labor management, regulate employment activities and determine reasonable distribution of income.

The Company emphasizes talents training and succession, and focuses on fostering the core personnel and improving the quality of its employees. It has developed professional training programmes including benchmarking management, professional positions and talents reserve. Through providing training courses to employees of different positions, the Company aims to secure talents for the operation and development of the Company, and achieve a virtuous circle of joint progress and development together its employees.

The Company proactively participates in social welfare undertakings to build the favourable image as a corporate citizen. In 2017, a total of RMB10.32 million was used for poverty alleviation and donations, representing an increase of RMB2.27 million from 2016, particulars of which are as follows:

Poverty alleviation and donation targets	Nature	Form	Amount (RMB0'000)
Changdu City, Tibet Autonomous Region	Fixed-point assistance	Cash	600.00
Haiyan County, Qinghai Province	Fixed-point assistance	Cash	150.00
Wenquan Village, Jiaokou County, Shanxi Province	Fixed-point poverty alleviation	Cash	150.00
Xiuwu County, Jiaozuo, Henan Province	Donations for culture and sports causes	Cash	50.00
Tiandong County, Baise City, Guangxi Zhuang Autonomous Region	Fixed-point poverty alleviation	Physical investment	32.98
Others	Fixed-point poverty alleviation and other donations	Cash	48.82

According to the list of national key corporations to be monitored released by the Ministry of Environmental Protection, out of the enterprises of the Company, 18 were key discharge units of the environmental protection authorities; 17 were national key exhaust monitoring targets; 2 were national key monitoring waste water treatment plants; and 6 were national key monitoring hazardous wastes enterprises. In particular, Lanzhou Branch of Chalco received an administrative penalty of RMB100,000 from Lanzhou Municipal Environmental Protection Bureau (Lan Huan Fa Zi [2017] No.25) on 20 November 2017 because it did not conduct the application registration for storage of overhaul residues according to relevant requirements. Besides, it was posted on the website of the Ministry of Environmental Protection for listed supervision purpose (Huan Ban Ying Ji Han [2017] No.2038) on 29 December 2017 and was requested to complete the rectification before 31 March 2018.

Based on the rectification requirements from the Ministry of Environmental Protection for Lanzhou Branch of Chalco, The Company also took a series of measures to make sure the completion of the environmental protection supervision, details of which are as follows:

1. On 18 December 2017, the Company promptly requested Lanzhou Branch to check into the issues and rectify immediately and designated responsible personnel to accelerate the screening and sorting progress so as to rectify historic issues thoroughly.

2. The Company conducted the listed supervision over Lanzhou Branch and held special regular meeting on a weekly basis to supervise and speed up the rectifications progress. Lanzhou Branch viewed it as a top priority and promptly organized manpower to carry back the non-compliantly stowed overhaul residues to the plant and store the same as required.

3. The Company accelerated the problem solving progress on environmental protection technologies and commenced the construction of the production line with harmless treatment of overhaul residues, which was put into operation on 5 March 2018.

4. The Company engaged design agency to conduct environmental restoration design for two overhaul residue storage sites and implemented the environmental restoration in strict compliance with relevant design requirements.

5. The Company revised the management measures on solid wastes, which prescribed stricter requirements on solid waste management, aiming for preventing and eliminating the recurrence of similar events.

In recent years, following the promulgation and implementation of the Air Pollution Prevention and Control Action Plan, Action Plan for Prevention and Control of Water Pollution, Implementation Plan for the Permit System for Controlling Pollutants Emission, 2017 Air Pollution Prevention and Control Work Program of Beijing-Tianjin-Hebei and its surrounding Areas and other environmental laws and regulations by the government, environmental requirements has become increasingly stringent. Under such circumstances, the Company accelerated and enhanced the "three wastes" treatment with hard-hitting efforts. Except for certain enterprises subject to the special emission limits in the aluminum industry which were proactively retrofitting the environmental protection facilities, the remaining capacities of the Company were all in compliance with the environmental standards.

In 2017, major efforts made by the Company on environmental protection are set out below:

1. Developed the Requirements on Occupational Health and Safety and Environmental Protection of Aluminum Corporation of China Limited for 2017, which clarified the Company's aims and measures of safety and environmental protection throughout the year and introduced new measures for safety and environmental protection.

2. Comprehensively rectified small, scattered, messy and polluted subordinate enterprises, vigorously carried out "safe and clean" demonstration team competition activities and deeply implemented the building of model factories which resulted in significant improvement in on-site environment.

3. Strictly implemented the "river chief system", focusing on monitoring of the 240 vents and outlets of subordinate enterprises and defining management responsibilities.

4. Sorted out problems found in open-pit mining, underground mining, production of alumina, electrolytic aluminum, carbon, and transportation and formulated targeted environmental remediation standards.

5. Continued to conduct sweep and management of potential hazards in environmental protection, managed by different levels and supervised with clear authority, thus effectively managing the potential hazards of enterprises in environmental protection.

6. Implemented winter production restriction measures in some subordinate enterprises located in Beijing, Tianjin, Hebei and their surrounding areas according to the "2017 Air Pollution Prevention and Control Work Program of Beijing-Tianjin-Hebei and its surrounding Areas", and strengthened environmental protection in other aspects to meet the environmental protection requirements.

In 2018, the Company will continue to actively carry out various environmental protection control and management work. Firstly, it will implement three major projects on environmental protection, namely, the project on harmless disposal of hazardous wastes, the clean factory construction project and the green low-carbon demonstration project. Secondly, it will focus on solution of five outstanding environmental issues, clearly define the environmental protection responsibility, and improve the administrative permission procedures; increase investment in environmental protection to ensure the normal operation of environmental protection facilities; improve the online monitoring system of pollution sources; standardize the construction of industrial waste yards, improve management and scientific disposal of the hazardous wastes and solid wastes; strengthen

and improve the building of the environmental emergency response system. Thirdly, it will refine environmental protection measures and implement all environmental laws and regulations in an absolute manner to achieve 100% standardized emission of air and water pollutants.

For further information on CSR and environmental protection of the Company, please refer to the Environmental, Social and Governance Report of Aluminum Corporation of China Limited separately disclosed by the Company.

FINANCIAL SUMMARY

The results of the Group for the year ended 31 December 2017 are set out in the consolidated statement of comprehensive income on pages 156 to 157. A five-year financial summary of the Group is set out on pages 9 to 14.

DIVIDEND

The Board did not recommend any distribution or payment of final dividend for the year ended 31 December 2017. Total dividends paid during the preceding two years are as follows:

	2017	2016
Total dividends paid: *(RMB million)*	**Nil**	Nil
Percentage to profits attributable to holders of the interests of the Company: *(%)*	**Nil**	Nil

SHARE CAPITAL

Details of the share capital of the Company are set out in note 17 to the financial statements.

DEBENTURES

In order to meet its capital expenditure needs and replenish its working capital, the debentures issued by the Company in 2017 are as follows:

Name	Amount	Interest start date	Maturity date	Issuing rate
	(RMB'00 million)			*(%)*
2017 Chalco CP001 short-term commercial paper	30	2017–03–13	2018–03–12	4.30
2017 Chalco Ningneng short-term commercial paper	5	2017–08–04	2018–08–04	4.90

Details of debentures of the Group are set out in note 19 and note 40 to the financial statements.

RESERVES

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 158 to 159 and note 45 to the financial statements, respectively.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in note 6 to the financial statements.

DISTRIBUTABLE RESERVES

Pursuant to Article 189 of the articles of association of the Company (the "Articles of Association"), where there are differences between the PRC accounting standards and the International Financial Report Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of 31 December 2017, the Company had no distributable reserves.

USE OF PROCEEDS

In June 2015, the Company successfully issued 1,379,310,344 A shares by way of non-public issuance, raising total proceeds of RMB7,999,999,995.20 and net proceeds of RMB7,897,472,064.17 after deduction of all issuance expenses amounting to RMB102,527,931.03. The proceeds were used in the Chalco Xing County alumina project (興縣氧化鋁項目) and the Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch (中州分公司選礦拜耳法系統擴建項目) and for replenishment of working capital.

The intended use and actual usage of the above-mentioned proceeds are as follows:

Committed investment project	Committed investment amount out of proceeds *(RMB0'000)*	Actual amount contributed out of proceeds *(RMB0'000)*
Chalco Xing County alumina project (中國鋁業興縣氧化鋁項目)	470,000	460,993
Bayer Ore-dressing Process expansion construction project of Chalco Zhongzhou Branch (中國鋁業中州分公司選礦拜耳法系統擴建項目)	130,000	130,000
Replenishment working capital	200,000	198,754
Total	800,000	789,747

Note: the differences between the actual amount contributed and the committed investment amount out of proceeds for Chalco Xing County alumina project (中國鋁業興縣氧化鋁項目) and replenishment working capital had been used to pay the underwriting commissions.

The actual usage of such proceeds was in line with the intended use as disclosed in the announcement and circular published previously by the Company (for details, please refer to the announcement dated 8 March 2012 and the circular dated 2 June 2015 of the Company). The net proceeds had been fully utilized by 2016. On 30 June 2017, the special account for the proceeds had been cancelled. For particulars of deposit and utilization of the proceeds, please refer to the semi-annual special reports on the deposit and utilization of proceeds and relevant disclosures as set out in the annual reports and the half-yearly reports of the Company.

USE OF FUND OTHER THAN PROCEEDS

During the year, the uses of non-proceeds are set out as follows:

The 500,000-tonne aluminum alloy product structure adjustment, upgrade and technical innovation project of Inner Mongolia Huayun New Materials (內蒙古華雲新材料50萬噸鋁合金產品結構調整升級技術改造項目): Investment in project construction amounted to RMB6,450 million, and by the end of 2017, an aggregate of RMB3,375 million of capital expenditure had been incurred. The project has been officially put into operation.

400,000-tonne light alloy material project of Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司40萬噸輕合金材料項目): Investment in project construction amounted to RMB6,200 million, and by the end of 2017, an aggregate of RMB5,132 million of capital expenditure had been incurred. The light alloy part of the project and units for self-generation power plant had been gradually put into operation in batches as at the end of 2017.

400,000-tonne project of Guizhou Huaren New Materials Company Limited (貴州華仁新材料有限公司40萬噸項目): Investment in project construction amounted to RMB2,957 million, and by the end of 2017, an aggregate of RMB2,897 million of capital expenditure had been incurred. Production capacity of 300,000 tonnes has been completed and put into operation for the project, and another 100,000 tonnes of production capacity is expected to be completed and put into operation in the first half of 2018.

PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

DONATIONS

The Group had donated approximately RMB10.3180 million during the year (2016: approximately RMB8.05 million).

LITIGATION AND CONTINGENT LIABILITIES

(a) Litigation

There was no significant litigation pending during the year which was required to be disclosed.

(b) Contingent Liabilities

There were no significant contingent liabilities during the year which were required to be disclosed.

DIRECTORS AND SUPERVISORS

As of the date of this report, the Board and Supervisory Committee of the Company comprise:

Executive Directors

Yu Dehui	Re-appointed on 28 June 2016 (re-designated from non-executive Director to executive Director on 17 August 2017)
Lu Dongliang	Appointed on 28 June 2016
Jiang Yinggang	Re-appointed on 28 June 2016

Non-executive Directors

Ao Hong	Re-appointed on 28 June 2016 (re-designated from executive Director to non-executive Director on 13 February 2018)
Liu Caiming	Re-appointed on 28 June 2016
Wang Jun	Re-appointed on 28 June 2016

Independent Non-executive Directors

Chen Lijie	Re-appointed on 28 June 2016
Hu Shihai	Re-appointed on 28 June 2016
Lie-A-Cheong Tai Chong, David	Re-appointed on 28 June 2016

Supervisors

Liu Xiangmin	Appointed on 28 June 2016
Wang Jun	Appointed on 28 June 2016
Wu Zuoming	Appointed on 28 June 2016

Profiles of the current Directors and Supervisors are set out on pages 17 to 23.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS AND REMUNERATION

Pursuant to Articles 108 and 150 of the Articles of Association, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in note 30 to the financial statements. For the year ended 31 December 2017, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

PERMITTED INDEMNITY PROVISIONS

As at 31 December 2017, all Directors, Supervisors and other senior management of the Company were covered under the liability insurance purchased by the Company for them.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As of 31 December 2017, following Director and Supervisor of the Company were interested in the Shares of the Company:

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity	Percentage in relevant class of issued share capital	Percentage in total issued share capital
Jiang Yinggang	Executive Director and Vice President	10,000	Beneficial owner	0.000091%	0.000067%

Save as disclosed above, as of 31 December 2017, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

During the year ended 31 December 2017, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under the age of eighteen was granted any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

INTERESTS OF DIRECTORS AND SUPERVISORS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

For the year ended 31 December 2017, none of the Directors or Supervisors or entities connected to such Directors or Supervisors was materially interested, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party.

EMPLOYEES AND PENSION SCHEMES

As of 31 December 2017, the Group had 64,794 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, maternity, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Company has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Company's plants is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the retirement pension fund. The percentage of the contribution in the employees' salaries is around 20%.

The Company keeps in close touch with employees and provides them with fair working environment. In addition, the Company emphasizes the professional development of employees and provides them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2017. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2017.

MANAGEMENT CONTRACTS

No contract concerning the management or administration of the whole or any substantial part of the business of the Company was entered into or subsisted during the year.

MAJOR CUSTOMERS AND SUPPLIERS

1. Major Customers

The Company always puts customers first. Through enhancing in-depth communication with customers to understand their needs, the Company is committed to providing customers with quality and efficient products and services, while improving customer satisfaction by adopting multiple ways to consolidate its relationship with customers. The Company has in place a sound quality management system to ensure the quality and reliability of its products, and a multi-channel communication mechanism to promote its products and understand customers' needs while maintaining close contact with customers and enhancing customer service experience. Furthermore, after-sales services are improved through the establishment of a mechanism for receiving and addressing consumer complaints as well as customer satisfaction surveys. On the other hand, the Company regards facilitating the development of its customers as a key goal of serving customers. To cope with a changing market environment together with customers, the Company strives to get an in-depth understanding of customer needs and develop compatible products jointly with its customers based on their respective fields. Through continuous improvement in product technology to meet customer needs, the Company is able to achieve common development with its customers while securing sales growth.

The Company's major customers are, in respect of alumina, domestic electrolytic aluminum enterprises and in respect of primary aluminum, domestic aluminum fabrication enterprises and distributors.

The Company sells alumina products to customers mainly through long-term sales agreements and spot market sales. The Company sells self-produced alumina and certain alumina products sourced from external suppliers under spot contracts signed with third parties and long-term sales agreements with a term ranging from one to three years. Such long-term sales agreements usually specify monthly or annual sales quantities, sales price, pricing policies, payment terms, place of delivery and the delivery method for the alumina sold. The selling prices for alumina sold on the spot market are determined by the Company by taking into account (i) supply and demand of the upstream and downstream companies at home and abroad; (ii) CIF price of imported alumina arrived at Chinese ports and import-related expenses; (iii) international and domestic transportation costs of alumina; (iv) the impacts of national policy on the price of raw materials of alumina enterprises; and (v) the Company's short- and medium-term forecast for alumina prices.

The Company sells primary aluminum products to customers mainly through the following ways: (i) sales agreements, which are entered into between the Company and its customers that have longstanding business relationship with it, generally with a term of one year and selling prices determined based on the prices quoted on the Shanghai Futures Exchange and prevailing market prices; (ii) futures contracts ranging from one to twelve months on the Shanghai Futures Exchange; and (iii) spot market sales, with selling prices determined by reference to such factors as market spot prices and transportation costs.

In 2017, sales to the five largest customers of the Company amounted to RMB13,874.33 million and accounted for 7.70% of the Company's total annual sales, among which sales to related parties were RMB2,461.69 million, accounting for 1.37% of the Company's total annual sales.

2. Suppliers

The Company purchases products including various raw and auxiliary materials and fuels used in the process of production and operation via its suppliers. It always regards suppliers as its important partners. By adhering to the principle of "long-term cooperation, mutual support, complementary advantages and seeking common development", the Company carries out all-round cooperation involving multiple aspects with the suppliers, with the aim to create a healthy and sustainable supply chain. The Company endeavors to strengthen communication with the suppliers and adopts various cooperation modes including strategic procurement and establishment of advanced technology partnership. Such endeavors not only safeguarded the Company's access to the high-quality, stable and cost-effective supply of products and services, but also provided a broad space and platform for the business development, scale expansion and corporate growth of the suppliers. In addition, the Company also intensifies management over suppliers and contractors along upstream and downstream of its supply chains and classifies the suppliers with reference to the importance, purchase quantity and dependence. It also establishes a comprehensive assessment system for its suppliers and makes adjustment to suppliers according to the assessment results.

In 2017, the procurement amounts from the top five suppliers of the Company amounted to RMB16,185.12 million, accounting for 10.80% of the total procurement amounts. In particular, none of the top five suppliers is related party.

CODE ON CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee"published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The financial statements of the Company for the year ended 31 December 2017 have been reviewed by the Audit Committee of the Company.

AUDITORS

The financial statements have been audited by Ernst & Young. Ernst & Young was the auditors of the Company for its 2017 Hong Kong annual report, and it was also the auditors of the Company for its 2012, 2013, 2014, 2015 and 2016 Hong Kong annual reports. For further details of the auditors of the Company, please refer to the section headed "Auditors' Remuneration" of the "Report on Corporate Governance and Internal Control" in this Annual Report.

Yu Dehui
Chairman

Beijing, the PRC
22 March 2018

Dear Shareholders,

In 2017, the Supervisory Committee of the Company convened the Supervisory Committee meetings on a regular basis or from time to time, and attended the Company's general meetings and Board meetings as observers in accordance with powers and duties provided by the Company Law of the People's Republic of China and the Articles of Association of the Company. Through focusing on the reinforcement of its supervision and inspection efforts, the continuing enhancement of its operating transparency and standardization, the further establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1. MEMBERS OF THE SUPERVISORY COMMITTEE

As at the date of this report, the sixth session of the Supervisory committee of the Company comprises of 3 supervisors, namely, Mr. Liu Xiangmin and Mr. Wang Jun, both being shareholders representative Supervisors, and Mr. Wu Zuoming, being an employee-representative Supervisor, among which Mr. Liu Xiangmin acts as the chairman of the Supervisory Committee.

2. SUPERVISORY COMMITTEE MEETINGS

In 2017, five meetings were held by the Supervisory Committee of the Company, of which 2 were onsite meeting, and 3 were telecommunication meetings. A total of twelve proposals were considered and approved. The main contents of which are as follows:

1. The fourth meeting of the sixth session of the Supervisory Committee of the Company was held on 23 March 2017, with all three Supervisors attending the meeting in person. The meeting considered and approved a total of five proposals in respect of the 2016 Annual Results Announcement, the 2016 Report of the Supervisory Committee, the 2016 Assessment Report on Internal Control, the 2016 Environmental, Social and Governance Report and the 2016 Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds, etc.

2. The fifth meeting of the sixth session of the Supervisory Committee of the Company was held by means of telecommunications on 25 April 2017, with all three Supervisors attending the meeting. The meeting considered and approved the 2017 First Quarterly Report of the Company.

3. The sixth meeting of the sixth session of the Supervisory Committee of the Company was held on 17 August 2017, with all three Supervisors attending the meeting in person. The meeting considered and approved a total of 4 proposals in respect of the 2017 Interim Results Announcement, 2017 Interim Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds, the Resolution in Relation to the Amendments to the Rules of Procedures for the Supervisory Committee Meeting and the Resolution in Relation to the Proposed Change of Accounting Policies.

4. The seventh meeting of the sixth session of the Supervisory Committee of the Company was held by means of telecommunications on 26 October 2017, with all three Supervisors attending the meeting. The meeting considered and approved the 2017 Third Quarterly Report of the Company.

5. The eighth meeting of the sixth session of the Supervisory Committee of the Company was held by means of telecommunications on 28 December 2017, with all three Supervisors attending the meeting. The meeting considered and approved the Resolution in Relation to the Proposed Change of Accounting Policies of the Company.

All of the above mentioned meetings of the Supervisory Committee were in accordance with the relevant provisions of laws and regulations including the Company Law of the People's Republic of China and the Articles of Association of the Company.

3. PERFORMANCE AND INNOVATION OF THE SUPERVISORY COMMITTEE

In 2017, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law of the People's Republic of China and the Articles of Association of the Company. In addition, by attending the general meeting and the Board meeting, convening the Supervisory Committee meeting independently, launching special financial inspection and proposing suggestion and recommendation, the Supervisory Committee supervised the financial position, the production and operation management, material related party transactions and investing and financing activities of the Company, facilitating the Company to continuously improve standardized operation and management and making unremitting endeavor to perfect the governance structure and create maximum value for the Company.

(I) Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, all Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and the senior management of the Company have diligently discharged their responsibilities and strictly fulfilled the resolutions passed at the general meetings.

(II) Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of laws and regulations including the Company Law of the People's Republic of China and the Articles of Association of the Company; the Directors and senior management of the Company have discharged their duties according to the principle of due diligence and good faith; and no violation of the laws and regulation and the Articles of Association of the Company and no damages to the interests of the Company and the shareholders have been found during the discharging of duties by the abovementioned staffs.

(III) Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and related parties transactions. The Supervisory Committee considered that the operating results achieved by the Company were true and all the related party transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial position and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the all significant events of the Company in 2017 has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the annual audit report on the financial statements of the Company as issued by Ernst & Young Hua Ming LLP, the domestic auditor, and Ernst & Young, the international auditor.

(IV) Inspection of the Utilization of Proceeds Raised by the Company

According to relevant requirements of the Measures for the Administration of the Fund Raising by Listing Companies on the Shanghai Stock Exchange (《上海證券交易所上市公司募集資金管理辦法》), the Supervisory Committee of the Company continuously supervised the actual management and utilization of the proceeds, and considered and reviewed the Interim Special Report on the Deposit and the Actual Utilization of the Previously Raised Proceeds prepared semiannually. The Supervisory Committee is of the opinion that the deposit and the actual utilization of the proceeds have been in compliance with the relevant requirements and there was no noncompliance in respect of deposit and utilization of the proceeds.

(V) Inspection of the Acquisitions and Disposals of the Company's Assets

During the reporting period, after reviewing the acquisitions and disposals of assets of the Company during the year, the Supervisory Committee is of the opinion that, the consideration for such acquisitions and disposals of assets conducted by the Company was fair and reasonable, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI) Inspection of Related Party Transactions of the Company

During the reporting period, the Supervisory Committee reviewed the related party transactions between the Company and its subsidiaries and Aluminum Corporation of China (中國鋁業集團有限公司) and its subsidiaries, and is of the opinion that, the procedures for entering into related party transactions were in compliance with the requirements of relevant laws and regulations and the Articles and Association of the Company and on fair and reasonable terms. The information on related party transactions was timely and sufficiently disclosed, without acts impairing the interests of the shareholders or the Company.

(VII) Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2016 Assessment Report on Internal Control of the Company", and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

In 2018, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Company Law of the People's Republic of China and other relevant laws and regulations as well as the Articles of Association of the Company. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, related parties transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Liu Xiangmin
Chairman of the Supervisory Committee

Beijing, the PRC
22 March 2018

CODE ON CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Codes of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board believes that the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1. In addition to the Audit Committee, the Remuneration Committee and the Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

2. All members of the Audit Committee are independent non-executive Directors, of whom Mr. Lie-A-Cheong Tai Chong, David, the chairman of the Committee, possesses extensive professional experience in finance, auditing and business operation and is the financial expert of the Board of the Company.

On 17 August 2017, the thirteenth meeting of the sixth session of the Board of the Company considered and approved the amendments to the Articles of Association, the rules of procedures for the shareholders' meeting, the rules of procedures for the Board meeting, the detailed implementation rules and certain basic management systems for the five special committees under the Board. On the same day, the sixth meeting of the sixth session of the Supervisory Committee considered and approved the amendments to the rules of procedures for the Supervisory Committee meeting. On 26 October 2017, the 2017 first extraordinary general meeting of the Company ultimately considered and approved the amendments to the Articles of Association of the Company, the rules of procedures for the shareholder's meeting, the rules of procedures for the Board meeting and the rules of procedures for the Supervisory Committee meeting. Such amendments furthered the consistency of the Articles of Association and fundamental systems with relevant domestic and foreign laws, regulations and normative documents, which is better in line with the actual situation of the Company.

The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that, the Company has complied with the code provisions in the CG Code and Internal Control Guidelines for the year ended 31 December 2017.

SECURITIES DEALINGS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD

As at the date of this report, the sixth session of the Board of the Company consists of nine Directors, with three executive Directors, namely Mr. Yu Dehui (re-designated from a non-executive Director to an executive Director on 17 August 2017), Mr. Lu Dongliang and Mr. Jiang Yinggang, three non-executive Directors, namely Mr. Ao Hong (re-designated from an executive Director to a non-executive Director on 13 February 2018), Mr. Liu Caiming and Mr. Wang Jun, and three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Yu Dehui acts as the chairman of the sixth session of the Board of the Company.

The terms of all Directors of the sixth session of the Board of the Company will end at the conclusion of the 2018 annual general meeting of the Company. As at the date of this report, the terms of the non-executive Directors are as follows:

	Commencement date	**Expiry date**	**Whether allowed to be re-appointed upon expiry of the term**
Ao Hong	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Liu Caiming	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Wang Jun	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Chen Lijie	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Hu Shihai	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed
Lie-A-Cheong Tai Chong, David	28 June 2016	Date of the 2018 general meeting	Allowed to be re-appointed

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were independent.

Each Director acted in the interests of the shareholders, and used his or her best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, demergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "IPO Release" on the page of "Investor Relations" on the website of the Company.

The Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported the execution of the resolutions of the general meeting and of the Board meetings, the signing and performance of major contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion and consideration of all significant matters of the Company needed to be reported to Directors or submitted to the Board. The Chairman has separately discussed with the non-executive Directors (including independent non-executive Directors), and fully understood their opinions and advices on the operation of the Company and the work of the Board.

Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every board of a listed issuer must include at least three independent non-executive Directors. In 2017, the Board of the Company was comprised of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. The three existing independent non-executive Directors of the Company are independent. They are professionals with profound knowledge and extensive experience in the respective fields of legal, energy sources, business management, finance and accounting. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

During the year, none of the independent non-executive Directors of the Company raised any objection to the resolutions proposed at Board meetings or other matters which are not Board resolutions. Other than their appointments in the Company, none of the Directors, Supervisors or the senior management had any financial, business, family or other significant relationships with each other. Other than their respective service contracts, none of the Directors or the Supervisors had any significant personal interest, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or any of its subsidiaries during 2017.

In 2017, 5 physical Board meetings were held by the Company, namely: the seventh meeting of the sixth session of the Board convened on 23 March 2017; the eleventh meeting of the sixth session of the Board convened on 28 June 2017; the thirteenth meeting of the sixth session of the Board convened on 17 August 2017; the sixteenth meeting of the sixth session of the Board convened on 26 October 2017; and the eighteenth meeting of the sixth session of the Board convened on 28 December 2017.

A total of 44 resolutions were considered and approved at the above 5 meetings. Save for the aforesaid physical Board meetings, 8 Board meetings were convened by means of telecommunications by the Company in 2017, at which a total of 12 resolutions were considered and approved. The resolutions considered and approved by the Board of the Company during the year mainly involved the results reports and annual plans, external guarantee, assets acquisition and transfer as well as related party transactions, etc.

The attendance of all Directors in the 13 Board meetings held in 2017 is as follows:

Name of Director	Required attendance at physical Board meetings	Actual attendance	Attendance rate of physical meetings	Required attendance at telecommunication Board meetings	Actual attendance	Attendance rate of telecommunication meetings	Required attendance at general meetings	Actual attendance	Attendance rate of general meetings
Yu Dehui	5	5	100%	8	8	100%	3	2	66.67%
Ao Hong	5	4	80%	8	8	100%	3	2	66.67%
Liu Caiming	5	4	80%	8	8	100%	3	0	–
Lu Dongliang	5	4	80%	8	8	100%	3	2	66.67%
Jiang Yinggang	5	4	80%	8	8	100%	3	2	66.67%
Wang Jun	5	5	100%	8	8	100%	3	3	100%
Chen Lijie	5	5	100%	8	8	100%	3	2	66.67%
Hu Shihai	5	5	100%	8	8	100%	3	3	100%
Lie-A-Cheong Tai Chong, David	5	5	100%	8	8	100%	3	3	100%

* *Attendance by proxies hasn't been accounted into the actual attendance and the attendance rate.*

Note 1: Occupied by other business affairs, Mr. Yu Dehui did not attend the 2017 second extraordinary general meeting held by the Company on 20 December 2017.

Note 2: Occupied by other business affairs, Mr. Ao Hong did not attend the eleventh meeting of the sixth session of the Board of the Company held on 28 June 2017, and appointed Mr. Liu Caiming to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Ao Hong did not attend the 2016 annual general meeting of the Company held on 28 June 2017.

Note 3: Occupied by other business affairs, Mr. Liu Caiming did not attend the seventh meeting of the sixth session of the Board of the Company held on 23 March 2017, and appointed Mr. Ao Hong to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Liu Caiming did not attend any of the general meetings of the Company held in 2017.

Note 4: Occupied by other business affairs, Mr. Lu Dongliang did not attend the eleventh meeting of the sixth session of the Board of the Company held on 28 June 2017, and appointed Mr. Liu Caiming to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Lu Dongliang did not attend the 2016 annual general meeting of the Company held on 28 June 2017.

Note 5: Occupied by other business affairs, Mr. Jiang Yinggang did not attend the thirteenth meeting of the sixth session of the Board of the Company held on 17 August 2017. and appointed Mr. Lu Dongliang to attend the meeting as his alternate and vote according to his expressed intention. Occupied by other business affairs, Mr. Jiang Yinggang did not attend the 2017 second extraordinary general meeting of the Company held on 20 December 2017.

Note 6: Occupied by other business affairs, Ms. Chen Lijie did not attend the 2017 second extraordinary general meeting of the Company held on 20 December 2017.

CHAIRMAN AND CHIEF EXECUTIVE PRESIDENT

In order to ensure a balance of power and authority and avoid undue concentration of power, from the beginning of the reporting period to the date of this annual report, the position of Chairman has been assumed by Mr. Yu Dehui, the position of President has been assumed by Mr. Ao Hong (resigned on 13 February 2018) and then Mr. Lu Dongliang (appointed on 13 February 2018), so as to improve independence, accountability and responsibility. The Chairman and President as two explicit defined positions have clear scope of official duty.

As a legal representative of the Company, the Chairman presides over the Board, aiming to ensure that the Board is acting in the best interests of the Company, operates effectively, duly performs its responsibilities and engages in discussions of significant and appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, the President heads the management and is responsible for the daily operation of the Company, including the implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.

IMPLEMENTATION OF SHAREHOLDERS' RESOLUTIONS BY DIRECTORS

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The arrangements and agendas of the Board meetings were provided to all Directors in advance to ensure that they had the opportunity to propose matters to be discussed at the meetings. For each Board meeting, notice of the meeting and relevant information about the proposals were given to the Directors in accordance with the time stipulated in the the Articles of Association, which gave them sufficient time to review each of the proposals.

The Board shall supervise and review the implementation of resolutions of the the Board meetings by the Company's management on a regular basis, and report any progress of material matters to all Directors.

The total pretax remuneration received by Directors from the Company, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2017 amounted to RMB1.67 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in note 30 to the financial statements. As of 31 December 2017, no stock appreciation rights scheme had been adopted by the Company.

DIRECTOR'S RECEIPT OF THE COMPANY'S INFORMATION AND TRAINING

The Company's Board Office offered comprehensive services to the Directors and provided all Directors with sufficient information in a timely manner to ensure that they are notified of the Company's and the industry's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Board Office sent Directors' Newsletter (《董事通訊》) to the Directors every month to inform the Directors about the latest information and brief of the current status and development of the industry and the Company. The Board Office also checked the latest amendments of the laws, regulations and regulatory rules of securities from time to time to ensure that the Directors, Supervisors and senior management of the Company are able to fulfill their duties in accordance with laws and regulations. In addition, all Directors have participated in or educated themselves about continuous professional trainings with relevance to their roles and duties in 2017 to develop and refresh their knowledge and skill to ensure that they continue to make relevant contribution to the Board with comprehensive information.

The training received by each Director in 2017 is as follows:

Name of Director	Training *(Note 1)*
Yu Dehui	A, B
Ao Hong	A, B
Liu Caiming	B
Lu Dongliang	B
Jiang Yinggang	B
Wang Jun	B
Chen Lijie	A, B
Hu Shihai	A, B
Lie-A-Cheong Tai Chong, David	A, B, C

Note 1:

A. Training for Directors, Supervisors and senior management organized by the Securities Regulatories

B. Self-study on the domestic and foreign securities laws and regulations

C. Participation in trainings organized by other domestic and foreign institutions

FUNCTIONS OF CORPORATE GOVERNANCE OF THE BOARD

The followings are corporate governance functions performed by the Board which were implemented by the special committees thereof:

(a) Formulation and review of the policies and practice on corporate governance of the Company;

(b) Review and supervision on the training and continuous professional development of the Directors and senior management;

(c) Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d) Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual; and

(e) Review of the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules. The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analyzed the compliance of the Company with the CG Code in 2017. It convened three general meetings and thirteen Board meetings, and completed the relevant trainings of the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

AUDIT COMMITTEE

The Audit Committee has been established under the Board, and the duties of which mainly include reviewing the financial reports, audits of financial reports, internal control system, risk management, corporate governance and financial position of the Company, considering the appointment of independent auditors and approving audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

Pursuant to Rule 3.21 of the Hong Kong Listing Rules, the Audit Committee of the Company shall comprise of at least three members. As at the date of this report, the Audit Committee of the Board of the Company consists of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David serves as the chairman of the Committee.

A total of 7 meetings were held by the Audit Committee of the Board of the Company in 2017. Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David had attended all the meetings of the Audit Committee. The validity of the meetings was in compliance with the relevant requirements of the "Detailed Implementation Rules for the Audit Committee under the Board of Aluminum Corporation of China Limited (《中國鋁業股份有限公司董事會審核委員會工作細則》). The meetings considered various important issues of the Company such as the periodic financial reports, internal control, risk management, internal and external auditing, anti-fraud and related party transactions, etc.

Details of the Audit Committee meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and seriously and provided opinions and recommendations in relation to the financial reports, internal control, risk management, audit and related parties transactions of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced their annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.

The Audit Committee and the management discussed the risk management and internal control systems of the Company, so as to make sure that effective risk management and internal control systems have been established, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting, internal auditing and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient. The Audit Committee is of the view that the Company had complied with the requirements of the above corporate risk management and internal control systems during the year.

REMUNERATION COMMITTEE

As at the date of this report, the Remuneration Committee of the Board of the Company consists of two independent non-executive Directors namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, and one non-executive Director, Mr. Liu Caiming. Mr. Hu Shihai serves as the chairman of the committee.

Duties of the Remuneration Committee include: to prepare the remuneration management scheme and remuneration proposal for Directors, employee-representative Supervisors and senior management, and provide suggestions to the Board; to prepare measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and provide suggestions to the Board; to monitor the implementation of the remuneration system of the Company; to review senior management's fulfilment of duties and conduct performance assessment; and other functions and authorities delegated by the Board.

In 2017, Remuneration Committee of the Board convened one meeting and all the members of the Remuneration Committee attended the meeting, representing an attendance rate of 100%. Two resolutions were considered and approved at the above meeting, which were the "Proposal regarding the Formulation of the Target Remuneration of the Directors and Supervisors of the Company in 2017" and "Proposal regarding the Formulation of the Target Remuneration of Senior Management in 2017". Both proposals were approved and passed by way of resolutions at the meeting.

The Company adopted the remuneration proposals where remuneration packages for individual Directors, employee-representative Supervisors and senior management members were recommended to the Board by the Remuneration Committee. Details of the meetings of the Remuneration Committee were recorded by a designated person and signed by all members of the committee, and all items passed at each meeting were recorded, filed and kept in reserve in accordance with relevant rules.

NOMINATION COMMITTEE

As at the date of this report, the Nomination Committee of the Board of the Company consists of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, one executive Director, Mr. Yu Dehui, and one non-executive Director, Mr. Ao Hong. Mr. Yu Dehui serves as the chairman of the committee.

Duties of the Nomination Committee mainly include: to study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board; to review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive Directors; and other functions and authorities delegated by the Board.

The procedures for appointment of a new Director of the Company are: the Nomination Committee of the Board nominates a Director candidate (For any Director candidate nominated by the Supervisory Committee or shareholders separately or jointly holding 3 percent or more of the Company's shares carrying voting rights pursuant to the Articles of Association, the Nomination Committee shall review the qualifications of such Director candidate) for consideration and approval by the Board, which is then put forward for election at a general meeting. The Nomination Committee adopted the policy of diversification for new members of the Board in the Code on Corporate Governance, which took effect from 1 September 2013 when it selected Director candidates. The Nomination Committee shall ensure the balance of skills, experience and viewpoints in the Board, which is necessary for the need of the Company's business. The committee shall select candidates on the basis of a series of diversified criteria, including but not limited to gender, age, cultural and educational background, profession and other experience, skills and knowledge.

Only one meeting was held in total by the Nomination Committee of the Board in 2017, and all the members of the committee attended the said meeting, representing an attendance rate of 100%. The meeting considered the Proposal Regarding the Nomination of Mr. Leng Zhengxu as a Vice President Candidate of the Company, which was approved and passed by way of resolution at the meeting.

On 13 February 2018, the Nomination Committee of the Board held a meeting at which the Proposal Regarding the Nomination of Mr. Lu Dongliang as the President Candidate of the Company was considered and approved by way of resolution, and all the members of the committee attended the said meeting, representing an attendance rate of 100%.

Minutes of each meeting of the Nomination Committee were recorded by a designated person and signed by all members of the committee. All items approved at the meetings were recorded, filed and kept in reserve in compliance with relevant rules.

DEVELOPMENT AND PLANNING COMMITTEE

As at the date of this report, the Development and Planning Committee of the Board of the Company consists of one independent non-executive Director, Mr. Hu Shihai, two executive Directors, namely Mr. Yu Dehui and Mr. Jiang Yinggang, and one non-executive Director, Mr. Ao Hong. Mr. Yu Dehui serves as the chairman of the committee.

Duties of the Development and Planning Committee include reviewing and evaluation of the Company's long-term development strategy, capital expenditure budget, investment, business operation and strategic plan of annual investment returns. In the year, the Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of the committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.

OCCUPATIONAL HEALTH AND SAFETY AND ENVIRONMENT COMMITTEE

As at the date of this report, the Occupational Health and Safety and Environment Committee of the Board of the Company consists of one non-executive Director, namely Mr. Wang Jun, and two executive Directors, namely, Mr. Lu Dongliang and Mr. Jiang Yinggang. Mr. Jiang Yinggang serves as the chairman of the committee.

Duties of the Occupational Health and Safety and Environment Committee include considering of the Company's annual planning on health, environmental protection and safety, supervision of the Company's effective implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. During the year, the Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.

SUPERVISORY COMMITTEE

The Supervisory Committee is responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. During the reporting period, the sixth session of the Supervisory Committee of the Company consists of three Supervisors, including two shareholder representative Supervisors, namely Mr. Liu Xiangmin and Mr. Wang Jun, and one employee representative Supervisor, namely Mr. Wu Zuoming. Mr. Liu Xiangmin was elected as the chairman of the Supervisory Committee.

A total of 5 meetings were held by the Supervisory Committee of the Company in 2017, of which two were physical meetings and three were written ones, considered and approved twelve resolutions, including the periodic reports of the Company, Annual Report of the Supervisory Committee, Annual Report of Internal Control, Annual Corporate Environmental, Social and Governance Report, Special Report on the Deposit and Use of Proceeds and change of accounting policy, etc.

During this year, the Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law of the People's Republic of China and the Articles of Association of the Company. It attended the general meetings and Board meetings as observers. Focusing on finding ways to strengthen supervision and inspection, enhance the Company's operational transparency and standardization, further enhance the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and medium-sized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

GENERAL MEETING

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. During the reporting period, the Company convened a total of three general meetings, namely 2016 annual general meeting of the Company held on 28 June 2017, 2017 first extraordinary general meeting of the Company held on 26 October 2017 and 2017 second extraordinary general meeting of the Company held on 20 December 2017. The meetings mentioned above were held in the Company's conference room at No. 62, North Xizhimen Street, Beijing.

Sixteen proposals were considered at the 2016 annual general meeting. Major proposals considered at the general meeting include:

1. to consider the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2016 of the Company;

2. to consider the loss recovery proposals of the Company in 2016;

3. to consider the resolution regarding the target remuneration for the Company's Directors, Supervisors for the year 2017;

4. to consider the resolution in relation to the renewal of liability insurance for the Company's Directors, Supervisors and other senior management members;

5. to consider the resolution in relation to re-appointment of auditors of the Company;

6. to consider the resolution in relation to the provision of guarantees by Chalco Shandong Co., Ltd. to Shandong Advanced Material Co., Ltd. for financing;

7. to consider the resolution in relation to the provision of guarantees by the Company to Chalco Hong Kong Ltd. and its subsidiaries for financing;

8. to consider the resolution in relation to the provision of guarantees by the Company and its subsidiary Chalco Shandong Co., Ltd. to Chinalco Shanxi Jiaokou Xinghua Technology. Co., Ltd. for financing;

9. to consider the resolution in relation to the proposed provision of guarantees by China Aluminum International Trading Co., Ltd. to Chalco Trading Hong Kong Co., Ltd. for financing;

10. to consider the resolution in relation to the matters on guarantees of Chalco Ningxia Energy Group Co., Ltd. and its subsidiaries;

11. to consider the resolution in relation to the acquisition of 40% equity interests in Chinalco Shanghai Company Limited by the Company;

12. to consider the resolution in relation to the issue of debt financing instruments by the Company;

13. to consider the resolution in relation to the issue of overseas bonds by the Company;

14. to consider the resolution in relation to granting the Board of the Company a general mandate to issue additional H Shares.

Two proposals were considered at the 2017 first extraordinary general meeting. Major proposals considered at the meeting include:

1. to consider the resolution in relation to the amendments to the Articles of Association of Aluminum Corporation of China Limited, the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited, the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited and the Rules of Procedures for the Supervisory Committee Meeting of Aluminum Corporation of China Limited;

2. to consider the resolution in relation to the application by the Company for the continuation of the suspension of trading in its shares.

Two proposals were considered at the 2017 second extraordinary general meeting. Major proposals considered at the meeting include:

1. to consider the resolution in relation to the Company's introduction of third party investors for capital contribution to certain subsidiaries;

2. to consider the resolution in relation to the renewal of the Financial Services Agreement between the Company and Chinalco Finance Co., Ltd. and the increase in transaction caps thereof.

EXTRAORDINARY GENERAL MEETING

According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.

PROPOSALS AT THE GENERAL MEETING

According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.

INQUIRY TO THE BOARD

For any inquiry to the Board, please contact the Board Office at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email: ir@chalco.com.cn).

TRAININGS FOR THE COMPANY SECRETARY

Mr. Zhang Zhankui, the Company Secretary, is a full-time staff of the Company. He is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2017, Mr. Zhang Zhankui completed not less than 15 hours of relevant professional trainings, and completed the training of the strengthening and continuous professional development courses provided by associated members of the Hong Kong Institute of Chartered Secretaries (HKICS).

INVESTOR RELATIONS

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews, group visits to the Company and corporate research, thereby further increasing their recognition of the Company.

In 2017, the Company received a total of 560 institutional investors and analysts at home and abroad in 97 batches; held 28 telephone meeting; organized and convened four periodic results announcement conferences; conducted annual, interim Results Roadshow at home and abroad with more than 100 investors meeting being held during the period; attended 9 big investments summits and conducted 55 investors meetings during the period. In addition, the Company responded to over 1,200 calls from institutional investors, public investors and industrial analysts and answered in writing 97 queries raised by investors via the e-interaction platform of the Shanghai Stock Exchange. On 23 October 2017, the Company convened an investors briefing session on the e-interview platform of the Shanghai Stock Exchange and answered 15 questions raised by investors. In 2017, the Company attracted considerable attention from domestic and foreign capital market, and the investors' recognition of and confidence in the Company have raised.

From 20 to 23 June 2017, the Company organized 20 well-known investment institutions at home and abroad to conduct corporate investigation and research, which effectively enhanced investors/analysts' understanding of our industry and the production and operation of our affiliated enterprises, and achieved good results.

The resolutions on the amendments to the Articles of Association of Aluminum Corporation of China Limited, the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited, the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited and the Rules of Procedures for the Supervisory Committee Meeting of Aluminum Corporation of China Limited were considered and approved at the 2017 first extraordinary general meeting of the Company held on 26 October 2017. For details, please refer to the section headed "Significant Events".

CORPORATE MANAGEMENT AND INTERNAL CONTROL

Information Disclosure

The Company has always been upholding the high sense of responsibility to investors and discloses information in a true, accurate, complete, timely and fair manner in strict accordance with the listing rules of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the the New York Stock Exchange.

The Company attaches consistent importance to information disclosure and cautiously cope with the proposed information disclosure, especially sensitive information that is likely to cause price and market fluctuation. The Company has formulated Management Measures of Information Disclosure of Aluminum Corporation of China Limited (《中國鋁業股份有限公司信息披露管理制度》) and Rules Governing Inside Information and Persons with Knowledge Thereof of Aluminum Corporation of China Limited (《中國鋁業股份有限公司內幕信息及知情人管理制度》) and made the most recent amendments thereto in 2017, and such measures strictly specify the process of information screening, review, release and usage, and the provisions on persons with knowledge of information including registration and filing, confidentiality and punishment.

The general approval flow of the proposed information disclosure of the Company are in due order of Representative for the Company's securities related affairs, Company Secretary, President, Chairman and the Board (as authorized). Upon approval, the information manuscript will not be disclosed until executed by Representative for the Company's securities related affairs and Company Secretary.

Chairman of the Company takes primary responsibility for information disclosure; the Board of the Company is the management organ of information disclosure; Company Secretary is in charge of work regarding information disclosure management in the ordinary course of business of the Company; and Office of the Board is the routine executive organ of information disclosure of the Company. The Supervisory Committee reviews and supervises the work of information disclosure of the Company on a regular or occasional basis. The Board of the Company conducts self-assessment on annul information disclosure and includes the assessment results in the assessment report on internal control of the Company.

Meetings of the Management

The management is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the management convened president meetings which are chaired by the president and attended by the management personnel, and the presidential office meetings which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and supervision on the commencement and implementation of the Company's various operations.

Risk Management and Internal Control

The objectives of risk management and internal control are to give a reasonable assurance that the Company's management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals. In addition, given inapplicability of internal control due to contingent changes or deterioration in the compliance of control policies and relevant procedures, projections on the effectiveness of the internal control in the future over the assessment results of the internal control are subject to certain risks.

The responsibilities of the Board of the Company include the establishment of complete risk management and internal control and its effective implementation. As a special committee established under the Board, Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the risk management and internal control system of the Company, and regularly discussed with the management on the implementation of the risk management and internal control in order to ensure that the Company has established an effective risk management and internal control system. The Supervisory Committee conducts supervision on the establishment and implementation of risk management and internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the risk management and internal control of the Company. The Internal Audit Department of the Company, a functional department of the Company, is responsible for the risk management and internal control of the Company and carries out the specific implementation work.

In 2017, the efforts made by the Company in respect of risk management and internal control mainly include:

1. The Company further improved the risk prevention systems (including internal control system) of the head office and subsidiaries of the Company, implemented supervision and guidance for 7 companies with an incomplete system and improved the risk prevention and control systems of 22 affiliated enterprises, so as to proactively facilitate the full coverage of risk prevention and control systems (including internal control system).

2. In 2017, the Internal Audit Department of the Company randomly carried out independent unannounced inspection on internal control for a total of 14 companies, arranged mutual inspection on internal control for 23 subsidiaries of the Company in August to October, and communicated with companies in terms of internal control issues and defects discovered in the inspections and urged them to proactively conduct rectification. The rectification had been basically completed by the end of 2017, guaranteeing the effectiveness of internal control.

3. while enhancing establishment of internal control institution and personnel training, the Company streamlined the setting of internal control institution, personnel allocation and concrete work implementation of the Internal Audit Department and affiliated enterprises of the Company, supervised the self assessment of internal control and implemented internal control mentoring program.

4. Further efforts were exerted to promote the inclusion of risk management into enterprise operation management and innovation in respect of risk management thoughts and methods. The Company further intensified the prevention and control of major risks including safety and environmental risks, market price risks and cash flow risks, and prepared effective measures.

The Audit Committee conducts two reviews over the risk management and internal control of the Company on an annual basis. On 17 March 2017, at the fourth meeting of the Audit Committee under the sixth session of the Board of the Company, the Audit Committee reviewed the implementation of risk management and internal control of the Company in 2016 and its results as well as the work plan for 2017, approved resolutions including resolution in relation to the 2016 Internal Control Work Report, the 2016 Assessment Report on Internal Control, the 2016 Auditing Report on Internal Control and the 2017 Comprehensive Risk Management Report. On 11 August 2017, at the eighth meeting of the Audit Committee under the sixth session of the Board of the Company, the Audit Committee reviewed the progress of the assessment on internal control for the first half of 2017 and the work arrangement for the second half of the year. The Audit Committee under the Board reported the abovementioned work to the Board. On 23 March 2017, at the seventh meeting of the sixth session of the Board of the Company, the 2016 Assessment Report on Internal Control, the 2016 Auditing Report on Internal Control and the 2017 Comprehensive Risk Management Report were considered and approved.

On 13 March 2018, at the twelfth meeting of the Audit Committee under the sixth session of the Board of the Company, the Audit Committee considered and approved the 2017 Work Report on Internal Control, the 2017 Assessment Report on Internal Control, the 2017 Auditing Report on Internal Control and the 2018 Comprehensive Risk Management Report, which were also considered and approved at the 21st meeting of the sixth session of the Board of the Company held on 22 March 2018. According to such reports, there were no material or significant defects in the internal control over the financial report and non-financial reports of the Company and Ernst & Young Hua Ming LLP, auditor of the Company, also confirmed that the Company had maintained effective internal control over financial report in all material aspects.

AUDITORS' REMUNERATION

Upon the approval at the 2016 annual general meeting of the Company held on 28 June 2017, Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") were reappointed as the 2017 domestic and international auditors of the Company. In particular, Ernst & Young Hua Ming LLP is mainly responsible for auditing the Company's domestic business and business in the U.S. while Ernst & Young is mainly responsible for auditing the Company's business in Hong Kong.

During the year, the aggregate remuneration in respect of audit and non-audit services provided by Ernst & Young amounted to RMB23.08 million, among which, with regard to the non-audit services provided, RMB0.075 million was for the comfort letter on the valuation of the equity interest in Chalco Wancheng Shandong Construction Co., Ltd. (中鋁萬成山東建設有限公司) using the equity method issued for the transfer of equity interest in Chalco Shandong Engineering Technology Co., Ltd. (中鋁山東工程技術有限公司) by the Company, RMB0.55 million was for the comfort letter on profit forecast, statement of indebtedness and other information issued for the Company's introduction of third-party investors for capital contribution to certain subsidiaries, RMB0.455 million was for tax consultation services regarding investments and RMB0.2 million was for preparation of the Environmental, Social and Governance Report.

DIRECTORS' AND AUDITORS' ACKNOWLEDGMENT

All Directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2017. Auditor's reporting responsibilities are set out in the independent auditor's report on page 144 to 152.

COMPLIANCE AND EXEMPTION OF CORPORATE GOVERNANCE OBLIGATIONS IMPOSED BY NEW YORK STOCK EXCHANGE

Based on its listing rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

INDEPENDENT DIRECTORS CONSTITUTING THE MAJORITY

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent Directors and six non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors during the reporting period.

CORPORATE GOVERNANCE COMMITTEE

NYSE requires a listed company to establish a Corporate Governance Committee under the board which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, relevant provisions of the CSRC, Rules Governing the Listing of Stocks on Shanghai Stock Exchange (the "Shanghai Stock Exchange Listing Rules") and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and contribute to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2. ACQUISITIONS

In 2017, the Company had no material acquisition required to be disclosed.

3. TRUST ARRANGEMENT

In 2017, the Company had no trust arrangement required to be disclosed.

4. SUB-CONTRACTING

In 2017, the Company had no sub-contracting arrangement required to be disclosed.

5. CHARGE AND PLEDGES

As at 31 December 2017, the Group charged and pledged assets with a total amount of RMB7,192 million, including property, plant and equipment, land use rights, intangible assets, investment in an associate, and trade and notes receivables for bank loans. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity generated and investment in a subsidiary. Details please refer to note 24 to the financial statements.

6. GUARANTEES

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd. (中鋁寧夏能源集團有限公司) (hereinafter referred to as "Ningxia Energy") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of 31 December 2017, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB18 million.

As of 31 December 2017, the balance of the guarantee provided between Ningxia Energy, a controlled subsidiary of the Company and its subsidiaries mutually amounted to RMB2,521 million.

In October 2013, Chalco Hong Kong Limited (hereinafter referred to as "Chalco Hong Kong") and its certain subsidiaries provided guarantee for senior perpetual bonds of USD350 million issued by Chalco Hong Kong Investment Company Limited. In October 2016, Chalco Hong Kong provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. As of 31 December 2017, Chalco Hong Kong Investment Company Limited had outstanding senior perpetual bonds of USD850 million (equivalent to approximately RMB5,554 million) which were guaranteed by Chalco Hong Kong and its certain subsidiaries.

In March 2017, Baotou Aluminum Co., Ltd. (hereinafter referred to as "Baotou Aluminum") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of banking facilities up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.(內蒙古華雲新材料有限公司) (hereinafter referred to as "Inner Mongolia Huayun"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2017, Inner Mongolia Huayun had taken out loans of RMB1,600 million under the principal contract, and the balance of guarantee provided by Baotou Aluminum amounted to RMB1,189 million.

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for its controlled subsidiary Guizhou Huajin Aluminum Co., Ltd. (貴州華錦鋁業有限公司) (hereinafter referred to as "Guizhou Huajin"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2017, Guizhou Huajin had drawn down a loan of RMB476 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB286 million.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co.,Ltd., pursuant to which the Company would provide guarantee in respect of its finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2017, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB300 million.

In December 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Taiyuan Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB300 million in total in proportion to its 60% shareholding for its controlled subsidiary Chalco Shanxi New Material Co., Ltd.* (中鋁山西新材料有限公司") (hereinafter referred to as "Shanxi New Material"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2017, Shanxi New Material had taken out loans of RMB300 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB180 million.

In April 2017, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with Taiyuan Branch of Minsheng Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB200 million in total in proportion to its 60% shareholding for its controlled subsidiary Shanxi New Material. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2017, Shanxi New Material had taken out loans of RMB70 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB42 million.

7. ENTRUSTED ASSET MANAGEMENT AND SHORT-TERM INVESTMENTS

Details of significant short-term investments of the Group for the year subject to disclosure are set out in note 15 to the financial statements.

8. PERFORMANCE OF UNDERTAKINGS

In 2017, the Company had no undertaking required to be performed.

9. PUNISHMENTS AND RECTIFICATIONS INVOLVED BY LISTED COMPANIES AND THEIR DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, AND DE FACTO CONTROLLERS

In 2017, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, and public criticism from CSRC and public censures from stock exchanges.

10. EXPLANATION OF OTHER SIGNIFICANT EVENTS

Implementation of Market-oriented Debt-to-equity Swap and the Suspension of Trading of A Shares of the Company

As the Company was planning a material matter, upon application to the Shanghai Stock Exchange, the trading in the A Shares of the Company had been suspended with effect from 12 September 2017, and the Company started the procedures for suspension of trading in respect of the material assets reorganization since it related to assets acquisition by issuance of shares on 26 September 2017. As the trading of shares was not expected to be resumed in a short time, the 15th meeting of the 6th session of the Board of the Company was held on 9 October 2017, at which the Resolution in relation to Proposed Application for Further Suspension of Trading of Shares of the Company (《關於公司擬申請股票繼續停牌的議案》) was considered and approved. Subsequently, the Announcement on Further Suspension of Trading of Shares in Relation to Material Asset Restructuring of Aluminum Corporation of China Limited was published on 9 October. At the 2017 first extraordinary general meeting of the Company held on 26 October 2017, the foresaid Resolution in relation to Proposed Application for Further Suspension of Trading of Shares of the Company (《關於公司擬申請股票繼續停牌的議案》) was considered and approved.

On 26 October 2017, at the sixteenth meeting of the sixth session of Board, the Resolution on the Proposed Introduction of Third-Party Investors for Capital Contribution to Certain Subsidiaries of the Company was considered and approved. On 4 December 2017, at the seventeenth meeting of the sixth session of Board, the Proposal Regarding the Plan of Proposed Introduction of Third-Party Investors for Capital Contribution to Certain Subsidiaries of the Company and to Execute the Agreements with Investors were considered and approved, according to which eight investors, including Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), China Life Insurance Company Limited*, Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)), China Cinda Asset Management Co., Ltd.*, China Pacific Life Insurance Co., Ltd.*, BOC Financial Asset Investment Co., Ltd.* (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd.* (工銀金融資產投資有限公司) and ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司), would make capital contribution of RMB12,600 million to the four target companies, including Chalco Shandong Co., Ltd.* (中鋁山東有限公司), Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司), Chalco Mining Co., Ltd.* (中鋁礦業有限公司) and Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司), by way of "direct conversion of creditor's right into equity interests" and "cash contribution

for repayment of debts". On 20 December 2017, at the 2017 second extraordinary general meeting, the Resolution on the Proposed Introduction of Third-Party Investors for Capital Contribution to Certain Subsidiaries of the Company was considered and approved.

As all relevant capital in relation to this capital contribution have been received in December 2017, the Company commenced the acquisition of the equity in the target companies held by the investors through the said capital contribution by way of issuance of shares. On 31 January 2018, the Company convened the nineteenth meeting of the sixth session of the Board of the Company, at which the resolution in relation to acquisition of assets by issuance of shares was considered and approved, pursuant to which, the Company proposed to acquire 30.80% equity interests in Chalco Shandong Co., Ltd., 25.67% equity interests in Baotou Aluminum Co., Ltd., 81.14% equity interests in Chalco Mining Co., Ltd. and 36.90% equity interests in Chalco Zhongzhou Aluminum Co., Ltd. held by said 8 investors in aggregate. The Company published the plan on the acquisition of assets by issuance of shares and connected transaction and its summary on 31 January 2018. On 7 February 2018, the Company received Enquiry Letter from the Shanghai Stock Exchange on the Information Disclosure of the Plan on Acquisition of Assets by Issuance of Shares and Connected Transaction of Aluminum Corporation of China Limited and published the relevant announcement. On 23 February 2018, the Company gave a reply to the Shanghai Stock Exchange in relation to the aforesaid enquiry letter and published the relevant announcement. On 26 February 2018, upon application to the Shanghai Stock Exchange, the resumption of trading of A shares of the Company was approved.

During the period of the suspension of trading of A Shares of the Company, the Company strictly fulfilled relevant information disclosure obligations according to the relevant regulation of CSRC and Shanghai Stock Exchange. Upon one month of the suspension, the Company published the Announcement on Material Asset Restructuring and Suspension of Trading of Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司重大資產重組停牌公告》) on 9 October 2017. Upon two months of the suspension, the Company published the Announcement on Progress of Material Asset Restructuring and Further Suspension of Trading of Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司重大資產重組進展暨繼續停牌公告》) on 10 November 2017. Upon three months of the suspension, the Company published the Announcement on Progress of Material Asset Restructuring and Further Suspension of Trading of Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司重大資產重組暨繼續停牌公告》) on 11 December 2017. Upon four months of the suspension, the Company published the Announcement on Progress of Material Asset Restructuring and Further Suspension of Trading of Shares of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司重大資產重組暨繼續停牌公告》) on 11 January 2018.

The Project in relation to Relocation of Industries from City Urban Area to Industrial Parks of Light Alloy New Materials in Guizhou (貴州輕合金新材料退城進園項目)

On 23 March 2017, the Resolutions on Proposed Investment in the Construction of the Project in Relation to Relocation of Industries from City Urban Area to Industrial Parks of Light Alloy New Materials in Guizhou and Establishment of a Joint Venture were considered and approved at the seventh meeting of the sixth session of the Board of the Company. Thereafter, the Company, Hangzhou Jinjiang Group Co., Ltd.* (杭州錦江集團有限公司), Guizhou Industrial Investment (Group) Co., Ltd.* (貴州產業投資(集團)有限責任公司), and Qingzhen Industry Investment Company Limited* (清鎮市工業投資有限公司) made joint capital contribution in the establishment of Guizhou Huaren New Materials Company Limited (貴州華仁新材料有限公司) and the construction of the project in relation to relocation of industries from city urban area to industrial parks of light alloy new materials in Guizhou. The Company made capital contribution of RMB480 million and holds 40% equity interests in Guizhou Huaren New Materials Company Limited.

For details of the aforesaid matters, please refer to the announcements of the Company dated 23 March 2017 and 12 May 2017, respectively.

Merger and Reorganization of Shanxi Branch of Chalco and Shanxi Huaze Aluminum & Power Co., Ltd*

On 28 June 2017, the Resolution in Relation to the Proposed Merger and Reorganization of Shanxi Branch of Chalco and Shanxi Huaze Aluminum & Power Co., Ltd* by the Company was considered and approved at the eleventh meeting of the sixth session of the Board of the Company, pursuant to which, the Company proposed to make additional capital contribution of RMB3,425,712,000 by injecting the appraised net value of the entire assets and liabilities of Shanxi Branch of Chalco, to its controlled subsidiary, Shanxi Huaze Aluminum & Power Co., Ltd. Upon completion of the capital increase, the shareholding held by the Company in Shanxi Huaze Aluminum & Power Co., Ltd. was increased from the original 60% to 85.8%. On 8 August 2017, the Company and Shanxi Zhangze Electric Power Co., Ltd.* (山西漳澤電力股份有限公司) officially entered into a reorganization agreement in relation to the reorganization of Shanxi Branch of Aluminum Corporation of China and Shanxi Huaze Aluminum & Power Co., Ltd.*. Upon this reorganization, Shanxi Huaze Aluminum & Power Co., Ltd.* was renamed as Chalco Shanxi New Material Co., Ltd.* (中鋁山西新材料有限公司). In respect of

this reorganization transaction, as one or more applicable percentage ratios are above 5% but below 25%, this reorganization transaction constituted a discloseable transaction and was subject to the reporting and announcement requirements but exempt from the shareholders' approval requirement under the Chapter 14 of the Hong Kong Listing Rules.

For details of the aforesaid matters, please refer to the announcements of the Company dated 28 June 2017 and 8 August 2017, respectively.

Amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting

In accordance with the requirements of the State-owned Assets Supervision and Administration Commission of the State Council on Implementation of the Guiding Opinions on Deepening the State-owned Enterprises' Reform of the State Council of the People's Republic of China (《中共中央國務院關於深化國有企業改革的指導意見》), the Board of the Company proposed to include relevant provisions concerning Party-building in the Articles of Association of Aluminum Corporation of China Limited, and reviewed and revised the relevant articles in the Articles of Association of Aluminum Corporation of China Limited, the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited, the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited and the Rules of Procedures for the Supervisory Committee Meeting of Aluminum Corporation of China Limited, pursuant to the Company Law of the People's Republic of China, the Guidelines for the Articles of Association of Listed Companies (as amended in 2016) issued by the China Securities Regulatory Commission, the rules governing the listing of shares or securities on the stock exchanges on which the Company's shares are listed and relevant provisions under applicable laws, regulations and normative documents, as well as the Company's actual circumstances.

On 17 August 2017, the amendments to the Articles of Association of Aluminum Corporation of China Limited, the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited and the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited were considered and approved at the 13th meeting of the sixth session of the Board of the Company. On the same day, the amendment to the Rules of Procedures for the Supervisory Committee Meeting of Aluminum Corporation of

China Limited was considered and approved at the 6th meeting of the sixth session of the Supervisory Committee of the Company. On 26 October 2017, the aforesaid amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting were considered and approved at the 2017 first extraordinary general meeting of the Company.

For details of the aforesaid matters, please refer to the announcements of the Company dated 17 August 2017 and 26 October 2017, respectively, as well as the circular of the Company dated 8 September 2017.

Change of Representative for the Securities Related Affairs

Mr. Yang Ruijun, the former representative for the Company's securities related affairs, resigned as the representative for the securities related affairs due to the re-arrangement of work. On 27 July 2017, the appointment of Ms. Zhao Hongmei as the representative for the Company's securities related affairs was considered and approved at the 12th meeting of the sixth session the Board of the Company.

For details of the aforesaid matter, please refer to the relevant announcement of the Company dated 27 July 2017.

Cancellation of Special Accounts for the Proceeds from the Non-public Issuance

In June 2015, the Company completed the non-public issuance of A shares and raised net proceeds of RMB7,897,472,064.17. The Company opened special accounts for the proceeds and entered into a tri-party supervision agreement for the proceeds with Beijing Branch of Bank of Shanghai Co. Ltd. (上海銀行股份有限公司), Beijing Xinhua sub-branch of China Construction Bank Corporation, Beijing Haidian sub-branch of Industrial Bank Co., Ltd and Ping An Securities Company Limited, as the sponsor. Given that all the proceeds have been used up in accordance with the plan on use of the proceeds and the Company has completed the procedures for cancellation of special accounts for the proceeds, on 30 June 2017, the tri-party supervision agreement for the proceeds entered into among the Company, the sponsor and the banks was terminated accordingly. Meanwhile, the obligation of continuous supervision of the sponsor Ping An Securities Company Limited also ended accordingly.

For details of the aforesaid matter, please refer to the relevant announcement of the Company dated 30 June 2017.

Establishment of Industry Investment Fund

On 8 May 2017, the resolution in relation to the joint establishment of an industry investment fund by the Company and the Bank of Communications International Trust Co., Ltd. ("BOCOMMTRUST") was considered and approved at the ninth meeting of the sixth session of the Board of the Company, and such industry investment fund amounted to RMB2.0002 billion. Chinalco Jianxin Investment Fund Management (Beijing) Company Limited (中鋁建信投資基金管理(北京)有限公司) ("Chinalco Jianxin"), a subsidiary of Aluminum Corporation of China which is the controlling shareholder of the Company, participated in the capital contribution as the manager and general partner of such industry investment fund. Therefore, the transaction constituted a connected transaction under the Chapter 14A of the Hong Kong Listing Rules and was subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under the Chapter 14A of the Hong Kong Listing Rules, and however, such transaction was subject to shareholders' consideration and approval at the general meeting of the Company in accordance with the requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

On 23 May 2017, the Company, BOCOMMTRUST and Chinalco Jianxin entered into an partnership agreement in respect of the establishment of the above industry investment fund.

On 20 June 2017, the resolution in relation to change of the general partner of the industry investment fund and additional capital contribution to the industry investment fund was considered and approved the tenth meeting of the sixth session of the Board of the Company, pursuant to which, the general partner of the industry investment fund changed to Bocommtrust Asset Management Co., Ltd.* (交銀國信資產管理有限公司) ("Bocommtrust Asset"), and Chinalco Jianxin ceased to make capital contributions in the capacity as the general partner of such industry investment fund, but remained as the manager of the fund. Meanwhile, the Company, BOCOMMTRUST and Bocommtrust Asset proposed to make additional capital contributions to the industry investment fund. Upon the additional capital contributions, such industry investment fund was expanded to RMB10.001 billion. As a result of the change of the general partner of the industry investment fund, the additional capital contribution transaction no longer constituted a connected transaction under the Chapter 14A of the Hong Kong Listing Rules and was exempt from independent shareholders' approval requirement, and neither was it required to be proposed at general meeting for shareholders' consideration pursuant to the relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

On 27 September 2017, the Company, BOCOMMTRUST, Chinalco Jianxin and Bocommtrust Asset entered into a partnership withdrawal agreement of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) (北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)), and a partnership admission agreement of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership); The Company, BOCOMMTRUST and Bocommtrust Asset entered into a capital increase agreement of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) and a partnership agreement of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership).

For details of the aforesaid matters, please refer to the announcements of the Company dated 8 May 2017, 23 May 2017, 20 June 2017 and 27 September 2017, respectively, as well as the circular dated 12 May 2017 and the supplemental circular dated 9 June 2017 of the Company.

11. SIGNIFICANT SUBSEQUENT EVENTS

For other significant events after the reporting period, please refer to relevant disclosures made in note 43 to the financial statements.

Details of significant related party transactions of the Group for the year ended 31 December 2017 are set out in note 35 to the financial statements. Certain related party transactions also constitute connected transactions or continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and the Company confirms that such related party transactions have complied with applicable disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules. The details of the non-exempted one-off connected transactions, major exempted one-off connected transaction and non-exempted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules undertaken by the Group during the reporting period are set out below.

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2017. For the year ended 31 December 2017, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

	Aggregated consideration (for the year ended 31 December 2017) *(in RMB million)*	**Percentage of turnover (for the year ended 31 December 2017)**	**Annual cap for the year 2017** *(in RMB million)*
Purchases of goods or services:			
(A) Comprehensive Social and Logistics Services Agreement (Counterparty: Aluminum Corporation of China)	327	0.18%	550
(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Aluminum Corporation of China)	5,198	2.89%	6,420
(C) Mineral Supply Agreement (Counterparty: Aluminum Corporation of China)	49	0.03%	360

	Aggregated consideration (for the year ended 31 December 2017) *(in RMB million)*	Percentage of turnover (for the year ended 31 December 2017)	Annual cap for the year 2017 *(in RMB million)*
(D) Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Aluminum Corporation of China)	1,205	0.67%	10,000
(E) Land Use Rights Leasing Agreement (Counterparty: Aluminum Corporation of China)	412	0.23%	1,200
(F) Fixed Assets Leases Framework Contract (Counterparty: Aluminum Corporation of China)	63	0.03%	110
(G) Financial Services Agreement ** (Counterparty: Chinalco Finance Co., Ltd. ("Chinalco Finance"))			
Daily cap of deposit balance			
(a) Daily cap of deposit balance (including accrued interests) under the original financial services agreement (for the period from 1 January 2017 to 25 October 2017)	6,951	3.86%	Daily cap of deposit balance 8,000
(b) Daily cap of deposit balance (including accrued interests) under the new financial services agreement (for the period from 26 October 2017 to 31 December 2017)	8,948	4.97%	Daily cap of deposit balance 12,000

		Aggregated consideration (for the year ended 31 December 2017) *(in RMB million)*	Percentage of turnover (for the year ended 31 December 2017)	Annual cap for the year 2017 *(in RMB million)*
	Daily cap of loan balance			
	(a) Daily cap of loan balance (including accrued interests) under the original financial services agreement (for the period from 1 January 2017 to 25 October 2017)	4,990	2.77%	Daily cap of loan balance 10,000
	(b) Daily cap of loan balance (including accrued interests) under the new financial services agreement (for the period from 26 October 2017 to 31 December 2017)	4,635	2.57%	Daily cap of loan balance 15,000
	Other financial services			
	(a) The original financial services agreement (for the period from 1 January 2017 to 25 October 2017)	1	0.00%	50
	(b) The new financial services agreement (for the period from 26 October 2017 to 31 December 2017)	0	0.00%	50
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	1,519	0.84%	Daily cap of finance lease balance 10,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司))	1,000	0.56%	Daily cap of factoring services balance 1,300

	Aggregated consideration (for the year ended 31 December 2017) *(in RMB million)*	Percentage of turnover (for the year ended 31 December 2017)	Annual cap for the year 2017 *(in RMB million)*
Sales of goods or services:			
(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Aluminum Corporation of China)	11,194	6.22%	15,300
(F) Fixed Assets Leases Framework Agreement (Counterparty: Aluminum Corporation of China)	41	0.02%	100
(J) Labor Services and Engineering Services Agreement (Counterparty: Aluminum Corporation of China)	77	0.04%	400

#

1. The Company has adopted effective internal control policies to closely monitor the continuing connected transactions of the Group. The Audit Committee of the Company continuously conducts strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions. The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

   (i) the transactions have been entered into in the ordinary and usual course of business of the Group;

   (ii) the terms of the transactions are fair and reasonable, and are in the interest of the Company's shareholders;

   (iii) the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available to or offered to independent third parties; and

   (iv) the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2. Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

   a. nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

   b. for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

   c. nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

   d. with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual cap made by the Company in respect of each of the disclosed continuing connected transactions.

** The Company renewed the original financial services agreement with Chinalco Finance on 28 April 2015 with a validity period commencing on 26 August 2015 and ending on 25 August 2018. During the validity period of the original financial services agreement, the transaction amount of other financial services from 26 August 2016 to 25 August 2017 was RMB646,674, which did not exceed the original cap of RMB50 million, while there was no transaction amount generated from other financial services from 26 August to 25 October of 2017 (prior to the coming into effect of the new financial services agreement), which did not exceed the original cap of RMB50 million either.

FURTHER INFORMATION ON THE CONTINUING CONNECTED TRANSACTIONS OF THIS YEAR

1. Continuing Connected Transactions

(A) Comprehensive Social and Logistics Services Agreement

Date of initial agreement:	5 November 2001
Date of supplemental agreement:	28 April 2015
Parties:	Aluminum Corporation of China as provider (for itself and on behalf of its subsidiaries) The Company as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction:	(i) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; (ii) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services

Price determination:	The prices in respect of services are determined with reference to comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcements dated 28 April 2015 and 8 May 2015 of the Company.

(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:	5 November 2001
Date of supplemental agreement:	28 April 2015
Parties:	Aluminum Corporation of China as both provider and recipient (for itself and on behalf of its subsidiaries) The Company as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction:	(a) Supplies and Ancillary Services Provided by Aluminum Corporation of China to the Company (i) Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services;

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services

(b) Supplies and Ancillary Services Provided by the Company to Aluminum Corporation of China

(i) Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, petroleum coke other relevant or similar supplies;

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services

Price determination: (1) Provision of products and ancillary services to the Company by Aluminum Corporation of China:

(a) Supplies: the price is determined with reference to the comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

(2) Provision of products and ancillary services to Aluminum Corporation of China by the Company:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for threemonth aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for threemonth aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

(b) Supporting services and ancillary production services:

(i) Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Payment term: Cash on delivery

For more detailed information on this continuing connected transaction, please refer to the announcements dated 28 April 2015 and 8 May 2015 and the circular dated 2 June 2015 of the Company.

(C) Mineral Supply Agreement

Date of initial agreement :	5 November 2001
Date of supplemental agreement :	28 April 2015
Parties :	Aluminum Corporation of China as supplier (for itself and on behalf of its subsidiaries) The Company as recipient (for itself and on behalf of its subsidiaries)
Term :	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction:	Supply of bauxite and limestone to the Company by Aluminum Corporation of China; before meeting the Company's bauxite and limestone requirements, Aluminum Corporation of China is not entitled to provide bauxite and limestone to any third parties
Price determination :	(i) For the supplies of bauxite and limestone from Aluminum Corporation of China own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and (ii) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Aluminum Corporation of China to such third parties
Payment term :	Cash on delivery

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.

(D) Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement：	5 November 2001
Date of supplemental agreement：	28 April 2015
Parties:	Aluminum Corporation of China as both provider and recipient (for itself and on behalf of its subsidiaries) The Company as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction：	Services provided by Aluminum Corporation of China to the Company include engineering design, construction and supervisory services as well as relevant research and development operations. Services provided by the Company to Aluminum Corporation of China include engineering design services
Price determination:	Services are provided according to government guidance price; and if there is none, the Market Price
Payment term：	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015 and the circular dated 2 June 2015.

(E) Land Use Rights Leasing Agreement

Date of initial agreement :	5 November 2001
Parties :	Aluminum Corporation of China as landlord (for itself and on behalf of its subsidiaries) The Company as tenant (for itself and on behalf of its subsidiaries)
Term :	50 years expiring on 30 June 2051
	As previously disclosed in the letter dated 27 December 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.
Properties:	470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, all of which are located in the PRC
Price determination:	The rent shall be negotiated every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer
Payment term :	monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.

(F) Fixed Assets Lease Framework Agreement

Date of initial agreement:	28 April 2015
Parties :	Aluminum Corporation of China as landlord and tenant (for itself and on behalf of its subsidiaries) The Company as landlord and tenant (for itself and on behalf of its subsidiaries)
Term :	Three years from 1 January 2016 to 31 December 2018
Fixed assets :	Buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation
Price determination :	The rent shall be adjusted every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer
Payment term :	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 April 2015.

(G) Financial Services Agreement

Date of initial agreement :	26 August 2011
Date of renewed agreement :	26 October 2017 [Note]
Parties :	The Company as the recipient Chinalco Finance Co., Ltd. ("Chinalco Finance") as the provider
Term :	Three years from 26 October 2017 to 25 October 2020
Nature of Transaction :	Chinalco Finance agreed to provide deposit services, settlement services, credit services and miscellaneous financial services in accordance with the provisions and conditions set out in the renewed financial services agreement. Within the validity period of the renewed financial services agreement, the maximum daily deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB12.0 billion; The maximum daily loan balance (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB15.0 billion; the annual service fees charged by Chinalco Finance for miscellaneous financial services provided to the Group shall not exceed RMB50 million and Chinalco Finance will provide the Company with settlement services for free

For more detailed information on this continuing connected transaction, please refer to the announcement dated 26 October 2017 and the circular dated 5 December 2017 of the Company.

Note: The Company and Chinalco Finance renewed the Financial Services Agreement (the "Original Agreement") on 28 April 2015 for a term from 26 August 2015 to 25 August 2018. During the validity period of the Original Agreement, the maximum daily deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB8.0 billion; The maximum daily loan balance (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB10.0 billion; the annual service fees charged by Chinalco Finance for other financial services provided to the Group shall not exceed RMB50 million and Chinalco Finance will provide the Company with settlement services for free. As the transaction caps of the Original Agreement failed to meet the current demand, as considered and resolved at the 16th meeting of the sixth session of the Board held on 26 October 2017 and the 2017 second extraordinary general meeting held on 20 December 2017 that the Company and Chinalco Finance re-entered into the Financial Services Agreement to increase the caps for deposit and loan transactions to RMB12.0 billion (including accrued interests) and RMB15.0 billion (including accrued interests), respectively. The transaction caps for the Company and Chinalco Finance would still be subject to the Original Agreement before approval of the new agreement at the general meeting on 20 December 2017.

(H) Finance Lease Agreement

Date of initial agreement:	27 August 2015
Date of renewed agreement:	13 November 2015
Parties:	The Company as the lessee (for itself and on behalf of its subsidiaries) Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司) (「Chinalco Lease」) as the lessor
Term:	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction:	Pursuant to the finance lease framework agreement, Chinalco Lease will provide finance lease services to the Group, and at any time within the period from 1 January 2016 to 31 December 2018, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated 27 August 2015, 8 September 2015 and 13 November 2015 and the circular of the Company dated 14 December 2015, respectively.

(I) Factoring Cooperation Agreement

Date of agreement:	27 September 2017
Parties:	The Company as the recipient (for itself and on behalf of its subsidiaries) Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司) ("Chinalco Factoring") as the provider
Term:	From 27 September 2017 to 31 December 2018
Nature of Transaction:	Pursuant to the Factoring Cooperation Agreement, Chinalco Factoring shall provide factoring financing services to the Company and the cap for the transactions between the Company and Chinalco Factoring for both 2017 and 2018 is RMB1.3 billion within the term of the agreement
Pricing:	The financing costs for the services to be provided by Chinalco Factoring to the Company shall be determined based on fair and reasonable market prices and normal commercial terms, and shall not be higher than those charged by third-party factoring companies in the PRC for similar services.

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated 17 August 2017 and 27 September 2017.

(J) Labor Services and Engineering Services Agreement

Date of initial agreement:	13 November 2015
Date of renewed agreement:	28 June 2016
Parties:	The Company, as provider (for itself and on behalf of its subsidiaries); and Aluminum Corporation of China, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2016 to 31 December 2018
Nature of Transaction:	The Company provided engineering services such as engineering design, engineering construction, and laboring services such as equipment repairs, logistics management services, etc. to Aluminum Corporation of China
Pricing:	The price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions
Payment:	Aluminum Corporation of China shall make payment within three months upon the rendering of services by the Company and the settlement thereof

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 28 June 2016.

ONE-OFF CONNECTED TRANSACTIONS (NON-EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

Acquisition of 40% Equity Interests in Chalco (Shanghai) Co., Ltd. (中鋁(上海)有限公司)

On 23 March 2017, the acquisition of 40% equity interest in Chalco (Shanghai) Co., Ltd. ("Chalco Shanghai") by way of agreement was considered and approved at the seventh meeting of the sixth session of the Board of the Company. On 12 May 2017, the Company entered into a conditional equity transfer agreement with Aluminum Corporation of China, pursuant to which the consideration for the transaction contemplated thereunder was RMB1,413,288,800. As at the dates for execution of the abovementioned contracts, Aluminum Corporation of China ("Chinalco") is the controlling shareholder of the Company and hence it is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction constituted a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the transaction exceeded 0.1% but was less than 5%, the transaction was subject to the reporting and announcement requirements but is exempted from independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. Nevertheless, the transaction was required to be proposed at general meeting for shareholders' consideration in accordance with relevant requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange. On 28 June 2017, the acquisition of 40% equity interest in Chalco Shanghai was approved at the 2016 annual general meeting of the Company. Upon completion of the said transaction, Chalco Shanghai became a wholly-owned subsidiary of the Company. Such transaction was conducted for the purposes of the Company's strategic layout and business development planning, with a view to enabling the Company to fully capitalize on the location advantage of Shanghai being an international finance centre.

For details of the aforementioned matters, please refer to the announcements of the Company published on 23 March 2017 and 12 May 2017, as well as the circulars published on 12 May 2017 and supplemental circular published on 9 June 2017.

Joint Establishment of Industry Investment Fund with the Bank of Communications International Trust Co., Ltd. (交銀國際信託有限公司)

For details of the transaction, please refer to the section of "10. Explanation of other significant events" in the section of "Significant Events".

Transfer of 60% Equity Interest in Chalco Shandong Engineering Technology Co., Ltd. (中鋁山東工程技術有限公司) to China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司)

On 26 October 2017, as considered and approved at the 16th meeting of the sixth session of the Board of the Company, the Company proposed to transfer 60% equity interest in Chalco Shandong Engineering Technology Co., Ltd. to China Aluminum International Engineering Corporation Limited ("CHALIECO") at a consideration of RMB360,386,500, being the appraised value of the said equity interest. On 31 October 2017, the Company and CHALIECO entered into an equity transfer agreement. As at the date for execution of the equity transfer agreement, CHALIECO is a non-wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, thus CHALIECO is a connected person of the Company in accordance with the Hong Kong Listing Rules, and the transaction contemplated under the equity transfer agreement constituted a connected transaction under the Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction under the equity transfer agreement was more than 0.1% but less than 5%, this transaction was subject to the reporting and announcement requirements, but was exempted from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. By virtue of the transaction, the Company can improve its sustainable profitability through capital operation, and focus on development of principal business by disposal of non-core assets.

For details of the aforementioned matter, please refer to the announcements of the Company published on 26 October 2017 and 31 October 2017.

Acquisition of 100% Equity Interests in Chinalco Qingdao Light Metal Co., Ltd. (中鋁青島輕金屬有限公司), by Chalco Shandong Co., Ltd. (中鋁山東有限公司)

On 28 December 2017, as considered and approved at the 18th meeting of the sixth session of the Board of the Company, Chalco Shandong Co., Ltd., a subsidiary of the Company, entered into an equity transfer agreement with Aluminum Corporation of China for acquisition of 100% equity interest in Chinalco Qingdao Light Metal Co., Ltd. at a consideration of RMB300,402,400, being the appraised value of the said equity interests. As at the date for execution of the equity transfer agreement, Aluminum Corporation of China is the controlling shareholder of the Company and

hence it is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction contemplated under the equity transfer agreement constituted a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction under the equity transfer agreement exceeded 0.1% but was less than 5%, the transaction was subject to the reporting and announcement requirements but exempted from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. The transaction was in line with the development plan of the Company and conducive to the Company's prospective strategic layout on the secondary aluminium segment.

For details of the aforementioned matter, please refer to the announcement of the Company published on 28 December 2017.

EXEMPTED ONE-OFF CONNECTED TRANSACTION

During the reporting period, the major one-off connected transaction conducted by the Company which is de minimis transaction and was exempt from the requirements under Chapter 14A of the Hong Kong Listing Rules is set out below:

Acquisition of Certain Assets of Chalco Shanxi Aluminum Co., Ltd. (中鋁山西鋁業有限公司) by Chalco Shanxi New Material Co., Ltd. (山西新材料有限公司)

On 28 December 2017, as considered and approved at the 18th meeting of the sixth session of the Board of the Company, Chalco Shanxi New Material Co., Ltd., a subsidiary of the Company, entered into an assets transfer agreement with Chalco Shanxi Aluminum Co., Ltd. for acquisition of the assets of the sewage treatment facilities of the energy utilization centre of Chalco Shanxi Aluminum Co., Ltd. at a consideration of RMB50,058,100, being the appraised value of the said assets. As the highest applicable percentage ratio of such transaction was below 0.1%, such transaction was exempt from the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Hong Kong Listing Rules.

For details of the aforementioned matter, please refer to the announcement of the Company published on 28 December 2017.

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (the "Group") set out on pages 153 to 368, which comprise the consolidated statement of financial position as at 31 December 2017, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs") issued by the International Auditing and Assurance Standards Board ("IAASB"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the "Code") issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

KEY AUDIT MATTERS (Continued)

Key audit matter	How our audit addressed the key audit matter
Impairment of property, plant and equipment	
The Group's property, plant and equipment ("PPE") amounting to RMB96,097 million as at 31 December 2017, comprised the largest portion of assets representing 48.01% of the Group's total assets and 72.91% of the long-lived assets. Management assessed impairment indicators for these items of PPE. For those with impairment indicators identified, management performed impairment testing by determining the recoverable amounts of the cash generating units ("CGUs") that the PPE belong to. The estimation of the recoverable amounts involved estimation of the discounted future cash flows which required significant judgement and estimation, specifically the future price of aluminum, production costs, operating expenses, the discount rate, etc. Due to the inherent uncertainty involved in forecasting and discounting the future cash flows, which is the basis of the recoverable amounts, this is one of the key judgmental areas that our audit was focused on. The Group's accounting policies and estimations of impairment of property, plant and equipment are disclosed in notes 2.12 and 3, and details of the Group's impairment testing tests of property, plant and equipment are disclosed in note 6 to the consolidated financial statements.	Our audit procedures included, amongst others, an evaluation of the Group's key assumptions used by management in determining the recoverable amounts for impairment testing purposes. We evaluated management's assumptions in determining the recoverable amounts of the CGUs that the PPE belong to, specifically the future price of aluminum by considering the forecast aluminum price and market trend as provided by external industry analysts. We also evaluated and challenged other key assumptions such as production volume, production costs and operating expenses by comparing the key assumptions to historical data, existing supporting documentation, evidence obtained subsequent to year end, and industry forecasts. We involved our internal valuation specialists to assist us in evaluating the methodology and the discount rate used in the calculation of value in use. In addition, we tested the design and operation of internal controls in place over the asset impairment testing. We also assessed the adequacy of the Group's disclosures included in note 6 to the consolidated financial statements regarding the key assumptions on impairment testing.

KEY AUDIT MATTERS (Continued)

Key audit matter	How our audit addressed the key audit matter
Impairment of goodwill	
The Group had goodwill amounting to RMB2,346 million as at 31 December 2017. Management performs goodwill impairment testing annually or more frequently if events or changes of circumstances indicate a potential impairment. The impairment testing was performed by comparing the recoverable amount of the CGU that goodwill is allocated to and the carrying value of goodwill. The determination of the recoverable amount involves estimation of the CGU's discounted future cash flows which requires significant judgement and estimation, specifically the future price of aluminum, production costs, operating expenses, the discount rate, growth rate, etc. Due to the inherent uncertainty involved in forecasting and discounting the future cash flows, which is the basis of the recoverable amounts, this is one of the key judgmental areas that our audit was focused on. The Group's accounting policies and estimation of goodwill impairment are disclosed in notes 2.12 and 3, and details of the Group's impairment testing of goodwill are disclosed in note 5 to the consolidated financial statements.	Our audit procedures included, amongst others, an evaluation of the Group's key assumptions used by management in determining the recoverable amount for impairment testing purposes. We evaluated management's assumptions in determining the recoverable amounts of the CGUs that the goodwill belong to, specifically the future price of aluminum and the growth rate by considering the forecast aluminum price and market trend as provided by external industry analysts. We also evaluated and challenged other key assumptions, such as production volume, production costs and operating expenses by comparing the key assumptions to historical data, existing supporting documentation, evidence obtained subsequent to year end, and industry forecasts. We involved our internal valuation specialists to assist us in evaluating the methodology and the discount rate used in the calculation of value in use. In addition, we tested the design and operation of internal controls in place over the asset impairment testing. We also assessed the adequacy of the Group's disclosures included in note 5 to the consolidated financial statements regarding the key assumptions of impairment testing.

KEY AUDIT MATTERS (Continued)

Key audit matter	How our audit addressed the key audit matter
Recognition of deferred tax assets	
As at 31 December 2017, the Group had recorded net deferred tax assets of RMB1,603 million in the consolidated financial statements resulting from temporary differences and tax losses carried forward. The Group recognised these deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. The probability of recovery is impacted by uncertainties regarding the likely timing and level of future taxable profits together with tax planning strategies and the expiration dates of the losses. Due to the inherent uncertainty involved in determining the recoverability of the deferred tax assets, this is an area of focus for our audit. The Group's accounting policies and estimations on deferred tax assets are disclosed in notes 2.25 and 3, and details of deferred tax assets are disclosed in note 11 to the consolidated financial statements.	Our audit procedures included, amongst others, evaluating the assumptions and methodologies used by the Group in estimating future taxable profits. We evaluated management's assumptions in determining the future available taxable profits, specifically the future price of aluminum, and compared this with published forecasts issued by external industry analysts. We involved our tax specialists to assist us in evaluating the technical merits from a tax perspective of management's analysis. We tested the design and operation of internal controls over the recognition process of deferred tax. We also focused on the adequacy of the disclosures included in note 11 to the consolidated financial statements regarding deferred tax assets.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Cheong Ming Yik.

Ernst & Young
Certified Public Accountants
22/F CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

22 March 2018

(Amounts expressed in thousands of RMB unless otherwise stated)

Consolidated Statement of Financial Position

	Notes	31 December 2017	31 December 2016 (restated)
ASSETS			
Non-current assets			
Intangible assets	5	**10,653,175**	10,608,791
Property, plant and equipment	6	**96,096,715**	90,868,235
Investment properties	7	**1,332,370**	1,255,775
Land use rights	8	**3,720,478**	3,346,008
Investments in joint ventures	9 (a)	**6,007,624**	6,240,200
Investments in associates	9 (b)	**6,935,030**	5,926,533
Available-for-sale financial investments	10	**1,928,201**	164,393
Deferred tax assets	11	**1,602,825**	1,426,707
Other non-current assets	12	**3,520,892**	4,188,121
Total non-current assets		**131,797,310**	124,024,763
Current assets			
Inventories	13	**20,346,709**	17,933,432
Trade and notes receivables	14	**8,026,209**	7,349,563
Other current assets	15	**10,063,676**	15,247,745
Financial assets at fair value through profit or loss	36.1, 36.2	**9,534**	54,756
Restricted cash and time deposits	16	**2,152,492**	2,087,447
Cash and cash equivalents	16	**27,750,686**	23,813,736
Total current assets		**68,349,306**	66,486,679
Total assets		**200,146,616**	190,511,442

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	**31 December 2017**	31 December 2016 (restated)
EQUITY AND LIABILITIES			
EQUITY			
Equity attributable to owners of the parent			
Share capital	17	**14,903,798**	14,903,798
Other reserves	18	**27,942,747**	27,901,030
Accumulated losses	33	**(3,368,095)**	(4,636,530)
		39,478,450	38,168,298
Non-controlling interests		**26,035,429**	17,618,510
Total equity		**65,513,879**	55,786,808
LIABILITIES			
Non-current liabilities			
Interest-bearing loans and borrowings	19	**40,289,703**	47,322,748
Other non-current liabilities	21	**3,372,390**	3,237,741
Deferred tax liabilities	11	**993,742**	984,304
Total non-current liabilities		**44,655,835**	51,544,793

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	**31 December 2017**	31 December 2016 (restated)
Current liabilities			
Trade and notes payables	23	**12,321,970**	11,342,870
Other payables and accrued liabilities	22	**14,602,731**	13,017,319
Financial liabilities at fair value through profit or loss	36.1, 36.2	**89,426**	3,575
Income tax payable		**210,205**	356,683
Interest-bearing loans and borrowings	19	**62,752,570**	58,459,394
Total current liabilities		**89,976,902**	83,179,841
Total liabilities		**134,632,737**	134,724,634
Total equity and liabilities		**200,146,616**	190,511,442
Net current liabilities		**21,627,596**	16,693,162
Total assets less current liabilities		**110,169,714**	107,331,601

The accompanying notes are an integral part of these financial statements.

Yu Dehui	**Zhang Zhankui**
Director	*Chief Financial Officer*

Consolidated Statement of Comprehensive Income

Year ended 31 December 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2017	2016 (restated)
Revenue	4	**180,080,750**	144,228,916
Cost of sales		**(165,675,021)**	(133,674,345)
Gross profit		**14,405,729**	10,554,571
Selling and distribution expenses		**(2,342,484)**	(2,069,430)
General and administrative expenses		**(4,568,246)**	(3,360,710)
Research and development expenses		**(494,590)**	(168,862)
Impairment losses on property, plant and equipment	6	**(15,632)**	(57,080)
Other income	26	**342,171**	745,269
Other gains, net	27	**319,996**	166,383
Finance income	28	**706,299**	815,729
Finance costs	28	**(5,189,929)**	(5,019,908)
Share of profits and losses of:			
Joint ventures	9 (a)	**8,151**	(95,508)
Associates	9 (b)	**(165,249)**	115,091
Profit before income tax	25	**3,006,216**	1,625,545
Income tax expense	31	**(642,267)**	(404,172)
Profit for the year		**2,363,949**	1,221,373
Profit attributable to:			
Owners of the parent		**1,378,435**	368,412
Non-controlling interests		**985,514**	852,961
		2,363,949	1,221,373
Basic and diluted earnings per share attributable to ordinary equity holders of the parent *(expressed in RMB per share)*	32	**0.09**	0.02

(Amounts expressed in thousands of RMB unless otherwise stated)

	2017	2016 (restated)
Other comprehensive income, net of tax:		
Other comprehensive income to be reclassified to profit or loss in subsequent periods:		
Available-for-sale investments:		
Changes in fair value	**(5,206)**	104,103
Reclassification adjustments for gains included in profit or loss		
– Gain on disposal	**(45,039)**	(102,854)
Income tax effect	**11,180**	(13,288)
Transfer out of other comprehensive income of an associate	**–**	(4,658)
Exchange differences on translation of foreign operations	**(634,793)**	657,531
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	**(673,858)**	640,834
Total other comprehensive income, net of tax	**(673,858)**	640,834
Total comprehensive income for the year	**1,690,091**	1,862,207
Total comprehensive income for the year attributable to:		
Owners of the parent	**704,577**	1,009,246
Non-controlling interests	**985,514**	852,961
	1,690,091	1,862,207

Details of the dividends payable and proposed for the year are disclosed in note 33 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Year ended 31 December 2017
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital (note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 1 January 2017	14,903,798	17,705,517	952,878	5,867,557	131,231	45,901	2,019,288	970,069	(4,488,590)	38,107,649	17,479,840	55,587,489
Add: Adjustment due to business combinations under common control (note 38)	-	208,310	-	-	279	-	-	-	(147,940)	60,649	138,670	199,319
At 1 January 2017 (restated)	14,903,798	17,913,827*	952,878*	5,867,557*	131,510*	45,901*	2,019,288*	970,069*	(4,636,530)	38,168,298	17,618,510	55,786,808
Profit for the year	-	-	-	-	-	-	-	-	1,378,435	1,378,435	985,514	2,363,949
Other comprehensive income for the year												
Changes in fair value of available-for-sale financial assets, net of tax	-	-	-	-	-	(4,758)	-	-	-	(4,758)	-	(4,758)
Disposal of available-for-sale financial assets, net of tax	-	-	-	-	-	(34,307)	-	-	-	(34,307)	-	(34,307)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(634,793)	-	(634,793)	-	(634,793)
Total comprehensive income for the year	-	-	-	-	-	(39,065)	-	(634,793)	1,378,435	704,577	985,514	1,690,091
Business combinations under common control	-	(242,564)	-	-	-	-	-	-	-	(242,564)	-	(242,564)
Disposal of subsidiaries	-	-	-	-	(6,149)	-	-	-	-	(6,149)	6,929	780
Disposal of equity interest in subsidiaries without loss of control	-	38,189	-	-	-	-	-	-	-	38,189	(38,189)	-
Deemed disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(96,568)	(96,568)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(311,911)	(311,911)
Capital injection from non-controlling shareholders	-	1,887,824	-	-	-	-	-	-	-	1,887,824	10,829,937	12,717,761
Acquisition of non-controlling interests	-	(980,725)	-	-	-	-	-	-	-	(980,725)	(432,564)	(1,413,289)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	416,353	416,353
Other appropriations	-	-	-	-	22,696	-	-	-	-	22,696	34,033	56,729
Share of reserves of joint ventures and associates *(note 9)*	-	-	-	-	(3,696)	-	-	-	-	(3,696)	-	(3,696)
Repayment of senior perpetual securities	-	-	-	-	-	-	-	-	-	-	(2,584,682)	(2,584,682)
Other equity instruments' distribution	-	-	-	-	-	-	-	-	(110,000)	(110,000)	(391,933)	(501,933)
At 31 December 2017	14,903,798	18,616,551*	952,878*	5,867,557*	144,361*	6,836*	2,019,288*	335,276*	(3,368,095)	39,478,450	26,035,429	65,513,879

(Amounts expressed in thousands of RMB unless otherwise stated)

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital (note 17)	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 1 January 2016	14,903,798	20,539,529	932,588	5,867,557	99,080	62,598	2,019,288	312,538	(4,781,084)	39,955,892	11,937,634	51,893,526
Add: Adjustment due to business combinations under common control	-	208,310	-	-	938	-	-	-	(113,858)	95,390	-	95,390
At 1 January 2016 (restated)	14,903,798	20,747,839	932,588	5,867,557	100,018	62,598	2,019,288	312,538	(4,894,942)	40,051,282	11,937,634	51,988,916
Profit for the year	-	-	-	-	-	-	-	-	368,412	368,412	852,961	1,221,373
Other comprehensive income for the year												
Changes in fair value of available-for-sale financial assets	-	-	-	-	-	90,815	-	-	-	90,815	-	90,815
Disposal of available-for-sale financial assets, net of tax	-	-	-	-	-	(102,854)	-	-	-	(102,854)	-	(102,854)
Transfer out of share of other comprehensive income of an associate	-	-	-	-	-	(4,658)	-	-	-	(4,658)	-	(4,658)
Exchange differences related to foreign operations	-	-	-	-	-	-	-	657,531	-	657,531	-	657,531
Total comprehensive income for the year	-	-	-	-	-	(16,697)	-	657,531	368,412	1,009,246	852,961	1,862,207
Release of deferred government subsidies	-	-	20,290	-	-	-	-	-	-	20,290	-	20,290
Business combination under common control	-	(3,010,627)	-	-	-	-	-	-	-	(3,010,627)	-	(3,010,627)
Dividends distributed by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(8,941)	(8,941)
Issuance of senior perpetual securities	-	-	-	-	-	-	-	-	-	-	3,513,068	3,513,068
Capital injection from non-controlling shareholders	-	176,615	-	-	-	-	-	-	-	176,615	1,661,925	1,838,540
Other appropriations	-	-	-	-	22,523	-	-	-	-	22,523	(13,375)	9,148
Share of reserves of joint ventures and associates	-	-	-	-	8,969	-	-	-	-	8,969	-	8,969
Other equity instruments' distribution	-	-	-	-	-	-	-	-	(110,000)	(110,000)	(324,762)	(434,762)
At 31 December 2016	14,903,798	17,913,827	952,878	5,867,557	131,510	45,901	2,019,288	970,069	(4,636,530)	38,168,298	17,618,510	55,786,808

* These reserves accounts comprise the consolidated other reserves of RMB27,943 million (31 December 2016 (restated): RMB27,901 million) in the consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2017	2016 (restated)
Net cash flows from operating activities	34	**13,127,777**	11,530,400
Investing activities			
Purchases of intangible assets		**(418,203)**	(286,282)
Purchases of property, plant and equipment		**(8,837,523)**	(6,242,999)
Purchases of land use rights		**(59,215)**	(20,963)
Purchases of investment properties		**–**	(41,982)
Proceeds from disposal of property, plant and equipment		**460,955**	271,609
Proceeds from disposal of intangible assets		**11,730**	–
Proceeds from disposal of land use rights		**5,824**	–
Cash consideration paid for business combinations under common control		**(176,848)**	(2,456,512)
Proceeds from disposal and deemed disposal of subsidiaries and business, net of cash		**5,631,298**	6,200,670
Interest received from unpaid disposal proceeds		**117,586**	353,665
Interest received from loans and borrowings to others		**118,015**	31,657
Acquisition of a subsidiary	38	**255,152**	–
Investments in joint ventures		**(15,414)**	(1,134,512)
Investments in associates		**(857,317)**	(30,000)
Purchase of available for sale equity investments	10	**(1,848,000)**	–
Purchase of non-controlling interests	17	**(1,413,289)**	–
Proceeds from dividends and disposal of available-for-sale investments		**124,536**	490,309
Dividend received		**44,960**	65,083
Decrease/(increase) in time deposits		**72,700**	(21,700)
Cash paid for settlement of futures, options and forward foreign exchange contracts		**93,677**	(2,006,583)
Loans to related parties	35	**(1,600,000)**	(547,957)
Loans repaid by related parties		**1,010,169**	213,354
Asset-related government grants received		**145,825**	164,547
Net cash flows used in investing activities		**(7,133,382)**	(4,998,596)

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	2017	2016 (restated)
Financing activities			
Proceeds from a gold leasing arrangement		**7,804,083**	3,000,000
Repayments of gold leasing arrangement		**(4,000,000)**	–
Proceeds from issuance of bonds and notes, net of issuance costs		**3,478,550**	11,070,660
Repayments of senior perpetual securities		**(2,895,910)**	–
Proceeds from issuance of perpetual securities, net of issuance costs		**–**	3,513,068
Repayments of bonds and notes		**(16,300,000)**	(13,500,000)
Distribution paid for other equity instruments		**(501,933)**	(434,762)
Drawdown of short-term and long-term loans		**83,523,749**	44,691,924
Repayments of short-term and long-term loans		**(78,673,459)**	(48,648,566)
Proceeds from sale and leaseback finance leases, net of deposit and transaction costs		**1,000,036**	1,527,085
Finance lease instalment paid		**(2,462,250)**	(1,580,986)
Capital injection from non-controlling shareholders		**12,717,761**	1,838,540
Dividends paid by subsidiaries to non-controlling shareholders		**(309,465)**	(20,481)
Interest paid		**(5,217,040)**	(5,128,402)
Net cash flows used in financing activities		**(1,835,878)**	(3,671,920)
Net increase in cash and cash equivalents		**4,158,517**	2,859,884
Cash and cash equivalents at beginning of year		**23,813,736**	20,762,306
Effect of foreign exchange rate changes, net		**(221,567)**	191,546
Cash and cash equivalents at 31 December	16	**27,750,686**	23,813,736

The accompanying notes are an integral part of these financial statements.

1. GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") (中國鋁業股份有限公司) and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company Direct	Indirect
Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	74.33%	–

(Amounts expressed in thousands of RMB

1. GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company Direct	Indirect
China Aluminum International Trading Co., Ltd. ("Chalco Trading") (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	–
Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (山西華聖鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51.00%	–
Chalco Shanxi New Material Co., Ltd.("Shanxi New Material") (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina,primary aluminum, alloy and anode carbon products and electricity generation and supply	85.98%	–
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	600,970	Manufacture and distribution of primary aluminum	62.10%	–
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (中國鋁業遵義氧化鋁有限公司)	PRC/Mainland China	1,400,000	Manufacture and distribution of alumina	73.28%	–
Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") (山東華宇鋁合金材料有限公司)	PRC/Mainland China	1,627,697	Manufacture and distribution of aluminum alloy	55.00%	–
Chalco Hong Kong Ltd. ("Chalco Hong Kong") (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100.00%	–
Chalco Mining Co., Ltd. ("Chalco Mining") (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore, manufacturing and distribution of alumina	18.86%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

1. GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company	
				Direct	Indirect
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland China	819,993	Thermoelectric supply and investment management	100.00%	–
China Aluminum Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	–
Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	–
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	–
Chalco Shandong Co., Ltd. ("Chalco Shandong") (中鋁山東有限公司)	PRC/Mainland China	3,808,995	Manufacture and distribution of alumina	69.20%	–
Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Aluminum") (中鋁中州鋁業有限公司)	PRC/Mainland China	5,071,235	Manufacture and distribution of alumina	63.10%	–
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	558,752	Logistic transportation	100.00%	–
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.("Xinghua Technology") (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	270,000	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited ("Chinalco Shanghai") (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management	100.00%	–

1. GENERAL INFORMATION (Continued)

Information about subsidiaries (Continued)

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial part of the net assets of the Group. To give details of the other subsidiaries would, in the opinion of the directors, result in particulars of excessive of length.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Going concern

As at 31 December 2017, the Group's current liabilities exceeded its current assets by approximately RMB21,628 million (31 December 2016: RMB16,693 million (restated)). The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities in 2018;
- Unutilised banking facilities of approximately RMB82,666 million as at 31 December 2017, of which amounts totalling RMB56,104 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and
- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 31 December 2017. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended 31 December 2017. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

- Power over the investee (i.e,existing rights that give it the current ability to direct the relevant activities of the investee);
- Exposure, or rights, to variable returns from its involvement with the investee; and
- The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- The contractual arrangement with the other vote holders of the investee;
- Rights arising from other contractual arrangements; and
- The Group's voting rights and potential voting rights.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Consolidation (Continued)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

- Derecognises the assets (including goodwill) and liabilities of the subsidiary;
- Derecognises the carrying amount of any non-controlling interests;
- Derecognises the cumulative translation differences recorded in equity;
- Recognises the fair value of the consideration received;
- Recognises the fair value of any investment retained;
- Recognises any surplus or deficit in profit or loss; and

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Consolidation (Continued)

- Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

(a) Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company.

The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company's perspective. No amount is recognised for goodwill or excess of the Group's interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year as disclosed in note 38.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and etc., incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Consolidation (Continued)

(b) Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The considerations transferred for the acquisition of a subsidiary are the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

(c) Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Consolidation (Continued)

(c) ***Subsidiaries (Continued)***

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a) the contractual arrangement with the other vote holders of the investee;

(b) rights arising from other contractual arrangements; and

(c) the Group's voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Amounts reported by subsidiaries have been adjusted where necessary in the consolidated financial statements to conform with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to 1 January 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Changes in accounting policies and disclosures

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements.

Amendments to IAS 7	*Disclosure Initiative*
Amendments to IAS 12	*Recognition of Deferred Tax Assets for Unrealised Losses*
Amendments to IFRS 12 included in *Annual Improvements to IFRSs 2014–2016 Cycle*	*Disclosure of Interests in Other Entities: Clarification of the Scope of IFRS 12*

None of the above amendments to IFRSs has had a significant financial effect on these financial statements. Disclosure has been made in note 34(b) to the financial statements upon the adoption of amendments to IAS 7, which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The nature and the impact of the amendments are described below:

Amendments to IAS 7 *Disclosure Initiative*

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Disclosure of the changes in liabilities arising from financing activities is provided in note 34 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Changes in accounting policies and disclosures (Continued)

Amendments to IAS 12 *Recognition of Deferred Tax Assets for Unrealised Losses*

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Amendments to IFRS 12 included in *Annual Improvements to IFRSs 2014–2016 Cycle Disclosure of Interests in Other Entities: Clarification of the Scope of IFRS 12*

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity's interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group's financial statements as the Group did not have any disposal group held for sale at the end of the year.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 2	*Classification and Measurement of Share-based Payment Transactions*[1]
Amendments to IFRS 4	*Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts*[1]
IFRS 9	*Financial Instruments*[1]
Amendments to IFRS 9	*Prepayment Features with Negative Compensation*[2]
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[4]
IFRS 15	*Revenue from Contracts with Customers*[1]
Amendments to IFRS 15	*Clarifications to IFRS 15 Revenue from Contracts with Customers*[1]

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRS 16	*Leases*[2]
IFRS 17	*Insurance Contracts*[3]
Amendments to IAS 19	*Employee Benefits*[2]
Amendments to IAS 28	*Long-term Interests in Associates and Joint Ventures*[2]
Amendments to IAS 40	*Transfers of Investment Property*[1]
IFRIC-Int 22	*Foreign Currency Transactions and Advance Consideration*[1]
IFRIC-Int 23	*Uncertainty over Income Tax Treatments*[2]
Annual Improvements 2014–2016 Cycle	*Amendments to IFRS 1 and IAS 28*[1]
Annual Improvements 2015–2017 Cycle	*Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23*[2]

1 Effective for annual periods beginning on or after 1 January 2018
2 Effective for annual periods beginning on or after 1 January 2019
3 Effective for annual periods beginning on or after 1 January 2021
4 No mandatory effective date yet determined but available for adoption

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

Further information about those IFRSs that are expected to be applicable to the Group is described below. Of those standards, IFRS 9 and IFRS 15 will be applicable for the Group's financial year ending 31 December 2018 and are expected to have some impact upon adoption. Whilst management has performed a detailed assessment of the estimated impacts of these standards, that assessment is based on the information currently available to the Group. The actual impacts upon adoption could be different to those below, depending on additional reasonable and supportable information being made available to the Group at the time of applying the standards.

IFRS 9 *Financial Instruments*

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from 1 January 2018. The Group will not restate comparative information and will recognise any transition adjustments against the opening balance of equity at 1 January 2018. During 2017, the Group has performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarised as follows:

(a) Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets. It expects to continue measuring at fair value all financial assets currently held at fair value. Equity investments currently held as available for sale will be measured at fair value through other comprehensive income as the investments are intended to be held for the foreseeable future and the Group expects to apply the option to present fair value changes in other comprehensive income. Gains and losses recorded in other comprehensive income for the equity investments cannot be recycled to profit or loss when the investments are derecognised.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRS 9 *Financial Instruments* (Continued)

(b) Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortised cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present value of all cash shortfalls over the remaining life of all of its trade receivables. Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. The effect of adoption on the Group's financial statements is not expected to be material.

Amendments to IFRS 10 and IAS 28 *Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in January 2016 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRS 15 *Revenue from Contracts with Customers* and Amendments to IFRS 15 *Clarifications to IFRS 15 Revenue from Contracts with Customers*

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group plans to adopt the transitional provisions in IFRS 15 to recognise the cumulative effect of initial adoption as an adjustment to the opening balance of accumulated losses at 1 January 2018. The Group's principal activities consist of the manufacture and sale of alumina, the manufacture and sale of primary aluminium and aluminum alloy products, trading and logistics of non-ferrous metal products, coal, electric power and other energy businesses. During 2017, the Group has performed a detailed assessment on the impact of the adoption of IFRS 15 including completing a review of its customer contracts. Based on the contracts outstanding as of 31 December 2017, the Group expects that the transitional adjustment to be made on 1 January 2018 upon initial adoption of IFRS 15 will not be material. This is mainly because the Group recognises revenue upon the transfer of significant risks and rewards, which coincides with the fulfilment of performance obligations. Additionally, the Group's contracts with customers generally has only one performance obligation. However, the Group is in the process of identifying appropriate changes to its business processes and controls to ensure that all future customer contracts are properly evaluated under the new standard.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

Presentation and disclosure

The presentation and disclosure requirements in IFRS 15 are more detailed than those under the current IAS 18. The presentation requirements represent a significant change from current practice and will significantly increase the volume of disclosures required in the Group's financial statements. Many of the disclosure requirements in IFRS 15 are new. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made on, how the transaction prices have been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling price of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It will also disclose information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRS 16 *Leases*

IFRS 16, issued in January 2016, replaces IAS 17 *Leases*, IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*, SIC-15 *Operating Leases – Incentives* and SIC-27 *Evaluating the Substance of Transactions Involving the Legal Form of a Lease*. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognise assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group expects to adopt IFRS 16 from 1 January 2019 and is currently assessing the impact of IFRS 16 upon adoption and is considering whether it will choose to take advantage of the practical expedients available and which transition approach and reliefs will be adopted. As disclosed in note 42(b) to the financial statements, as at 31 December 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of approximately RMB15,315 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognised as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognised, including, but not limited to, any amounts relating to leases of low-value assets and short term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

Amendments to IAS 40 *Transfers of Investment Property*

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development, into or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. The amendments should be applied prospectively to the changes in use that occur on or after the beginning of the annual reporting period in which the entity first applies the amendments. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments prospectively from 1 January 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRIC Int 22 *Foreign Currency Transactions and Advance Consideration*

IFRIC-Int 22, issued in December 2016, provides guidance on how to determine the date of the transaction when applying IAS 21 to the situation where an entity receives or pays advance consideration in a foreign currency and recognises a non-monetary asset or liability. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset (such as a prepayment) or non-monetary liability (such as deferred income) arising from the payment or receipt of the advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the entity must determine the transaction date for each payment or receipt of the advance consideration. Entities may apply the interpretation on a full retrospective basis or on a prospective basis, either from the beginning of the reporting period in which the entity first applies the interpretation or the beginning of the prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation. The Group expects to adopt the interpretation prospectively from 1 January 2018. The amendments are not expected to have any significant impact on the Group's financial statements.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

IFRIC-Int 23 *Uncertainty over Income Tax Treatments*

IFRIC-Int 23, issued in June 2017, addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as "uncertain tax positions"). The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation is to be applied retrospectively, either fully retrospectively without the use of hindsight or retrospectively with the cumulative effect of application as an adjustment to the opening equity at the date of initial application, without the restatement of comparative information. The Group expects to adopt the interpretation from 1 January 2019. The amendments are not expected to have any significant impact on the Group's financial statements.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Issued but not yet effective International Financial Reporting Standards (Continued)

Annual Improvements to IFRSs 2014–2016 Cycle

Annual Improvements to IFRSs 2014–2016 Cycle, issued in December 2016, sets out amendments to IFRS 1, IFRS 12 and IAS 28. Except for the amendments to IFRS 12 which have been adopted by the Group for the current year's financial statements, the Group expects to adopt the amendments from 1 January 2018. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendments to IFRS 1 and IAS 28 are as follows:

IFRS 1 *First-time Adoption of International Financial Reporting Standards*

Deletes the short-term exemptions for first-time adopters because the reliefs provided in the exemptions are no longer applicable.

IAS 28 *Investments in Associates and Joint Ventures*

Clarifies that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries when applying the equity method. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (i) the investment entity associate or joint venture is initially recognised; (ii) the associate or joint venture becomes an investment entity; and (iii) the investment entity associate or joint venture first becomes a parent. These amendments should be applied retrospectively.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group's investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment, and tested for impairment when any indicators of impairment are identified.

The consolidated statement of comprehensive income includes the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Investments in joint ventures and associates (Continued)

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the consolidated statement of comprehensive income and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

2.6 Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person's family and that person:

(i) has control or joint control over the Group;

(ii) has a significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group;

or

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Related parties (Continued)

(b) the party is an entity where any of the following conditions applies:

(i) the entity and the Group are members of the same group;

(ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii) the entity and the Group are joint ventures of the same third party;

(iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) the entity is controlled or jointly controlled by a person identified in (a);

(vii) a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Fair value measurement

The Group measures its future contracts and available-for-sale financial investments at fair value at the end of each reporting period. Also, the fair values of financial instruments measured at amortised cost are disclosed in note 36.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability; or
- In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Fair value measurement (Continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Based on quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2 – Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 – Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8 Foreign currency translation (Continued)

Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii) income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii) all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8 – 45 years
Machinery	3 – 30 years
Transportation facilities	6 – 10 years
Office and other equipment	3 – 10 years

The depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Property, plant and equipment (Continued)

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.10 Intangible assets

(a) Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. Any impairment is recognised immediately as an expense and is not subsequently reversed.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Intangible assets (Continued)

(b) Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i) Recognition

Mineral exploration rights and mining rights are initially recorded at cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

(ii) Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and are subject to amortisation when commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Intangible assets (Continued)

(b) Mining rights and mineral exploration rights (Continued)

(iii) Amortisation

Amortisation of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766–1999) of the mine concerned.

(iv) Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Intangible assets (Continued)

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d) Other intangible assets

Other intangible assets mainly include profit-sharing rights of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortisation is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit-sharing rights of Maochang mine is 22.5 years.

(e) Periodic review of the useful lives and amortisation method

For intangible assets with finite useful lives, the estimated useful lives and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i) it is technically feasible to complete the asset so that it will be available for use or sale;

(ii) management intends to complete the asset and intends and has the ability to use or sell it;

(iii) it can be demonstrated that the asset will generate probable future economic benefits;

(iv) there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v) the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. The Group has not had any development expenditure capitalised.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.12 Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, for example goodwill or intangible assets with indefinite useful life), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to investment property's residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use rights	40–70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14 Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

2.15 Financial assets

(a) Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(a) Classification (Continued)

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purposes of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance cost in profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(a) Classification (Continued)

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other income and gains in profit or loss. The loss arising from impairment is recognised in profit or loss in finance costs for loans and in other expenses for receivables.

(iii) Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(a) Classification (Continued)

(iii) Available-for-sale financial investments (Continued)

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss as other income in accordance with the policies set out for "Interest income" and "Dividend income" below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(a) Classification (Continued)

(iii) Available-for-sale financial investments (Continued)

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

(b) Recognition and measurement

All regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(c) Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(d) Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group assesses whether impairment exists individually for financial assets.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(d) Impairment of financial assets (Continued)

Financial assets carried at amortised cost (Continued)

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in profit or loss.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(d) Impairment of financial assets (Continued)

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in other comprehensive income – is removed from other comprehensive income and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

The determination of what is "significant" or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.15 Financial assets (Continued)

(d) Impairment of financial assets (Continued)

Available-for-sale financial investments (Continued)

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

2.16 Financial liabilities

(a) Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings as appropriate.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss, loans and borrowings and financial guarantee contracts.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16 Financial liabilities (Continued)

(b) Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.16 Financial liabilities (Continued)

(b) Subsequent measurement (Continued)

Financial liabilities at fair value through profit or loss (Continued)

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation.

(c) Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.18 Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.19 Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net recoverable amount and recorded in profit or loss. Net realisable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

2.20 Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

2.22 Other income

Other income mainly includes government grants, which are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Group should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are to construct or to form long-term assets. Otherwise, the government grants should be income-related.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.22 Other income (Continued)

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grants are used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

2.23 Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.24 Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Employee benefits (Continued)

(a) Bonus plans

The expected cost of bonus plans is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by the relevant municipal and provincial governments in the PRC. In 2017, the Group made monthly contributions at the rate of 20% (2016: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c) Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Employee benefits (Continued)

(d) Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.25 Current and deferred income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Current and deferred income tax (Continued)

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Current and deferred income tax (Continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26 Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer's option, and any interest and distributions are discretionary. Interest and distributions on perpetual securities classified as equity are recognised as distributions within equity.

The perpetual securities issued by the Company are recognised as other equity instruments, and the perpetual securities issued by a subsidiary of the Company are recognised as non-controlling interests.

2.27 Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a) Sales of goods

Revenue from the sales of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

If the Group is acting solely as an agent, the related revenue is reported on a net basis.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.27 Revenue recognition (Continued)

(b) Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

2.28 Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

2.29 Dividend income

Dividend income is recognised when the right to receive payment is established.

2.30 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.30 Leases (Continued)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain land use rights and property, plant and equipment.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

Property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased land use rights and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.31 Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.32 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.33 Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expenses.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have significant effect on the amounts recognised in the consolidated financial statements.

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights

At 31 December 2017, the Group owned a 6.68% equity interest of Chalco Mineral Resources Co. Ltd. ("Chalco Resources") (中鋁礦產資源有限公司). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the board of directors of Chalco Resources.

At 31 December 2017, the Group owned a 14.62% equity interest of China Rare Earth Co., Ltd. ("China Rare Earth") (中國稀有稀土有限公司). The Group considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the board of directors of China Rare Earth.

(Amounts expressed in thousands of RMB

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights (Continued)

At 31 December 2017, the Group owned 17.7% of the voting right of Chinalco Capital Holdings Co., Ltd.* ("Chinalco Capital") (中鋁資本控股有限公司). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the board of directors of Chinalco Capital.

At 31 December 2017, the Group owned a 16% equity interest of Baise New Aluminum Power Co., Ltd.* ("New Aluminum Power") (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the board of directors of New Aluminum Power.

(b) Consolidation of entities in which the Group holds less than a majority of voting rights

At 31 December 2017, the Group owned a 40.23% equity interest of Yinxing Energy. Since the remaining 59.77% of the equity shares in Yinxing Energy are held by large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

As disclosed in note 37, as at 31 December 2017, the Group had 18.86% equity interest in Chalco Mining. According to the "Investment Agreements" and "Debt to Equity Swap Agreements", other shareholders of Chalco Mining will exercise their voting rights in shareholders' and board meetings in concert with the Group. Accordingly, the directors of the Company consider that the Group had control over Chalco Mining and included Chalco Mining in the consolidation scope.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Judgements (Continued)

(c) Determination of control over structured entities

As disclosed in note 10, in 2017, the Company initiated the establishment of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) ("Size Industry Investment Fund"*) (北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)). Pursuant to the Investment Agreements, the directors of the Company are of the opinion that as a limited partner, the Company neither had control over or joint control over nor significant influence over Size Industry Investment Fund. Therefore, the Company's investment in the Size Industry Investment Fund was accounted for as an available-for-sale financial instrument.

(d) Lease classification

As disclosed in note 20, the Group has entered into several sales and lease back agreements with third party leasing companies and related party leasing companies. The Group assessed the terms in the agreements and considered that the Group had substantially all the risks and rewards of ownership and treated them as finance leases.

* The English name represents the best effort made by management of the Group in translating its Chinese name as it does not have any official English names.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a) Property, plant and equipment and intangible assets – net recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the net recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the net recoverable amount. The net recoverable amount of an asset or cash-generating unit of assets is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, selling prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the net recoverable amounts of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(b) Property, plant and equipment and intangible assets – estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets (excluding goodwill). These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(c) Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in profit or loss. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net realisable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net recoverable amount of inventories. For inventories held for executed sales contracts, management estimates the net recoverable amount based on the contracted price; for other inventories, management estimates the realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, management has established a model in estimating the net recoverable amount at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(c) Estimated impairment of trade and other receivables and inventories (Continued)

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d) Coal reserve estimates and units-of-production amortisation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

(e) Income tax

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred tax provisions in the period in which the determination is made.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(e) Income tax (Continued)

Deferred tax assets are recognised for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

- the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

- it is probable that the temporary difference will not reverse in the foreseeable future.

The Group considers it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact on the Group's results or financial position.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(f) Goodwill – recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is the higher of value in use and the fair value less costs of disposal. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

(g) Investments in joint ventures and associates – recoverable amount

In accordance with the Group's accounting policy, each investment in joint ventures and associates is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of the recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Estimates and assumptions (Continued)

(g) Investments in joint ventures and associates – recoverable amount (Continued)

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the investments. In such circumstances, some or all of the carrying value of the investments may be impaired and the impairment would be charged against profit or loss.

4. REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the year is as follows:

	2017	2016 (restated)
Sales of goods (net of value-added tax)	**177,872,845**	141,534,738
Other revenue	**2,207,905**	2,694,178
	180,080,750	144,228,916

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

(b) Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance of these operating segments.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of the mining and purchase of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

- The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to internal trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

- The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly made to the Group's internal and external coals consuming customers; electricity is sold to regional power grid corporations.

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group, international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supply the products to the trading segment.

- Corporate and other operating segments, which mainly include corporate management, research and development activities and others.

(Amounts expressed in thousands of RMB unless otherwise stated)

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated on consolidation.

	Year ended 31 December 2017						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Total revenue	38,079,105	47,245,646	6,250,966	146,814,520	645,314	(58,954,801)	180,080,750
Inter-segment revenue	(24,413,258)	(10,693,678)	(517,269)	(23,159,115)	(171,481)	58,954,801	–
Sales of self-produced products *(Note (i))*				23,158,952			
Sales of products sourced from external suppliers				100,496,453			
Revenue from external customers	13,665,847	36,551,968	5,733,697	123,655,405	473,833	–	180,080,750
Segment profit/(loss) before income tax	3,251,751	826,632	(171,310)	730,131	(1,728,563)	97,575	3,006,216
Income tax expense							(642,267)
Profit for the year							2,363,949

(Amounts expressed in thousands of RMB

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Year ended 31 December 2017						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Other items							
Finance income	232,625	83,996	44,015	192,327	153,336	–	706,299
Finance costs	(695,162)	(1,212,249)	(1,000,767)	(467,090)	(1,814,661)	–	(5,189,929)
Share of profits and losses of joint ventures	82,619	–	(383,263)	1,885	306,910	–	8,151
Share of profits and losses of associates	–	(16,887)	(181,667)	9,463	23,842	–	(165,249)
Amortisation of land use rights	(47,263)	(25,120)	(6,376)	(15)	(17,300)	–	(96,074)
Depreciation and amortisation (excluding the amortisation of land use rights)	(2,085,476)	(3,253,801)	(1,514,495)	(85,085)	(86,201)	–	(7,025,058)
Gain on disposal of property, plant and equipment and land use rights	47,595	40,106	(12,826)	1,673	543	–	77,091
Realised gain/(loss) on futures, forward and option contracts, net	3,398	(47,730)	1,585	(24,953)	43,749	–	(23,951)
Other income	179,736	79,038	37,940	31,060	14,397	–	342,171
Impairment of property, plant and equipment	–	–	(15,632)	–	–	–	(15,632)
Fair value loss	–	(17,033)	–	(92,719)	(21,321)	–	(131,073)

(Amounts expressed in thousands of RMB unless otherwise stated)

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Year ended 31 December 2017						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Changes for impairment of inventories	71,973	64,734	4,488	722	5,287	–	147,204
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	26	269	(25,119)	(18,396)	–	–	(43,220)
Gain on disposal and dividends of available for sale	–	2,792	–	–	76,616	–	79,408
Investments in associates	90,875	296,357	2,170,178	184,149	4,193,471	–	6,935,030
Investments in joint ventures	2,809,758	–	878,196	28,865	2,290,805	–	6,007,624
Additions during the period:							
Intangible assets	–	197	284,509	372	89	–	285,167
Land use rights	–	–	27,956	25,199	6,060	–	59,215
Property, plant and equipment *(Note (ii))*	2,558,737	5,533,168	1,268,051	60,805	256,093	–	9,676,854

Note:

(i) The sales of self-produced products include sales of self-produced alumina amounting to RMB13,187 million (2016: RMB12,795 million), sales of self-produced primary aluminum amounting RMB6,680 million (2016: RMB3,684 million), and sales of self-produced other products amounting to RMB3,292 million (2016: RMB1,814 million).

(ii) The additions to property, plant and equipment under sale and leaseback contracts (note 20) are not included.

(Amounts expressed in thousands of RMB

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Year ended 31 December 2016 (restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Total revenue	30,027,317	34,464,194	4,519,806	114,345,851	504,355	(39,632,607)	144,228,916
Inter-segment revenue	(20,508,466)	(4,981,936)	(137,460)	(13,906,423)	(98,322)	39,632,607	–
Sales of self-produced products *(Note (i))*				18,292,949			
Sales of products sourced from external suppliers				82,146,479			
Revenue from external customers	9,518,851	29,482,258	4,382,346	100,439,428	406,033	–	144,228,916
Segment profit/(loss) before income tax	910,426	2,183,826	33,408	809,063	(1,993,161)	(318,017)	1,625,545
Income tax expense							(404,172)
Profit for the year							1,221,373

(Amounts expressed in thousands of RMB unless otherwise stated)

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Year ended 31 December 2016 (restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Other items							
Finance income	302,230	36,139	51,897	226,941	198,522	–	815,729
Finance costs	(1,016,455)	(1,226,821)	(987,422)	(329,454)	(1,459,756)	–	(5,019,908)
Share of profits and losses of joint ventures	(41,367)	–	(28,312)	–	(25,829)	–	(95,508)
Share of profits and losses of associates	–	958	87,359	(810)	27,584	–	115,091
Amortisation of land use rights	(43,523)	(27,464)	(11,172)	(15)	(17,550)	–	(99,724)
Depreciation and amortisation (excluding the amortisation of land use rights)	(2,847,343)	(2,598,984)	(1,298,483)	(54,724)	(88,095)	–	(6,887,629)
Gain on disposal of property, plant and equipment and land use rights	191,364	361,155	253,566	2,890	7,746	–	816,721
Unrealised gains on futures, forward and option contracts, net	–	16,778	–	109,906	27,901	–	154,585
Realised loss on futures, forward and option contracts, net	(1,297)	(271,000)	–	(457,702)	(560,268)		(1,290,267)
Other income	440,592	195,380	57,600	40,085	11,612	–	745,269

(Amounts expressed in thousands of RMB

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Year ended 31 December 2016 (restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment eliminations	Total
Impairment of property, plant and equipment	(35,893)	(18,239)	(2,948)	–	–	–	(57,080)
Changes for impairment of inventories	684,271	505,595	159	471,218	1,145	–	1,662,388
Reversal of provision/ (provision) for impairment of receivables, net	53,144	198	(836)	(5,838)	–	–	46,668
Gain on disposal of associates	–	–	–	–	128,833		128,833
Gain on disposal and dividends of available for sale	–	–	1,000	–	139,929		140,929
Investments in associates	69,000	313,244	2,351,845	146,926	3,045,518	–	5,926,533
Investments in joint ventures	2,631,546	–	1,559,966	–	2,048,688	–	6,240,200
Additions during the period:							
Intangible assets	336,603	3	6,857	509	127	–	344,099
Land use rights	–	26	20,937	–	–	–	20,963
Investment properties	50,285	3,354	–	38,628	–	–	92,267
Property, plant and equipment	2,455,064	4,118,544	1,582,039	42,476	143,736	–	8,341,859

(Amounts expressed in thousands of RMB

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at 31 December 2017						
Segment assets	69,657,926	51,996,432	40,249,776	18,576,192	48,271,025	228,751,351
Reconciliation:						
Elimination of inter-segment receivables						(30,077,354)
Other eliminations						(194,763)
Corporate and other unallocated assets:						
Deferred tax assets						1,602,825
Prepaid income tax						64,557
Total assets						200,146,616
Segment liabilities	33,106,617	29,811,892	27,504,055	13,063,870	60,019,710	163,506,144
Reconciliation:						
Elimination of inter-segment payables						(30,077,354)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						993,742
Income tax payable						210,205
Total liabilities						134,632,737

(Amounts expressed in thousands of RMB

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at 31 December 2016 (restated)						
Segment assets	75,022,795	46,680,908	38,078,969	14,927,762	37,040,630	211,751,064
Reconciliation:						
Elimination of inter-segment receivables						(22,023,956)
Other eliminations						(746,586)
Corporate and other unallocated assets:						
Deferred tax assets						1,426,707
Prepaid income tax						104,213
Total assets						190,511,442
Segment liabilities	42,562,213	30,023,322	24,927,277	11,298,129	46,596,662	155,407,603
Reconciliation:						
Elimination of inter-segment payables						(22,023,956)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						984,304
Income tax payable						356,683
Total liabilities						134,724,634

(Amounts expressed in thousands of RMB unless otherwise stated)

4. REVENUE AND SEGMENT INFORMATION (Continued)

(b) Segment information (Continued)

The Group mainly operates in Mainland China. Operating segment information by geographical location as follows:

	2017	2016 (restated)
Segment revenue from external customers		
– Mainland China	**171,014,419**	141,393,123
– Outside Mainland China	**9,066,331**	2,835,793
	180,080,750	144,228,916

	2017	2016 (restated)
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**127,621,039**	120,696,743
– Outside Mainland China	**384,089**	370,561
	128,005,128	121,067,304

For the year ended 31 December 2017, revenues of approximately RMB39,759 million (2016: RMB30,940 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no other individual customer from which the Group has derived revenue of 10% or more of the Group's revenue during the years ended 31 December 2017 and 2016.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. INTANGIBLE ASSETS

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software and others	Total
Year ended 31 December 2017					
Opening net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791
Additions	–	280,340	–	4,827	285,167
Acquisition of a subsidiary	–	–	–	188	188
Disposals	–	–	–	(11,168)	(11,168)
Disposal of subsidiaries	–	–	–	(562)	(562)
Amortisation	–	(242,261)	–	(34,616)	(276,877)
Transfer from property, plant and equipment (note 6)	–	53,565	–	22,614	76,179
Impairment losses	–	–	–	(8,134)	(8,134)
Currency translation differences	(923)	(7,433)	(12,053)	–	(20,409)
Closing net carrying amount	2,345,930	7,073,798	1,119,533	113,914	10,653,175
As at 31 December 2017					
Cost	2,345,930	8,554,713	1,119,533	399,707	12,419,883
Accumulated amortisation and impairment	–	(1,480,915)	–	(285,793)	(1,766,708)
Net carrying amount	2,345,930	7,073,798	1,119,533	113,914	10,653,175

(Amounts expressed in thousands of RMB

5. INTANGIBLE ASSETS (Continued)

	Goodwill	Mining rights and others	Mineral exploration rights	Computer software and others	Total
Year ended 31 December 2016					
Opening net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015
Additions	–	341,687	1,190	1,222	344,099
Disposal	–	–	–	(6,827)	(6,827)
Amortisation	–	(211,325)	–	(32,446)	(243,771)
Transfer from property, plant and equipment	–	42,165	10,408	143	52,716
Reclassification	–	36,686	(36,686)	–	–
Currency translation differences	1,016	9,351	13,192	–	23,559
Closing net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791
As at 31 December 2016					
Cost	2,346,853	8,231,287	1,131,586	399,631	12,109,357
Accumulated amortisation and impairment	–	(1,241,700)	–	(258,866)	(1,500,566)
Net carrying amount	2,346,853	6,989,587	1,131,586	140,765	10,608,791

(Amounts expressed in thousands of RMB unless otherwise stated)

5. INTANGIBLE ASSETS (Continued)

For the year ended 31 December 2017, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

	2017	2016
Cost of sales	**242,261**	211,325
General and administrative expenses	**34,616**	32,446
	276,877	243,771

As at 31 December 2017, the Group has pledged intangible assets with a net carrying value amounting to RMB1,112 million (31 December 2016: RMB1,114 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2017, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,680 million (31 December 2016: RMB1,577 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2017, the carrying value of these rights only represented approximately 0.84% of the total asset value of the Group (31 December 2016: approximately 0.83%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. INTANGIBLE ASSETS (Continued)

Impairment testing of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	31 December 2017		31 December 2016	
	Alumina	**Primary aluminum**	Alumina	Primary aluminum
Qinghai Branch	**–**	**217,267**	–	217,267
Guangxi Branch	**189,419**	**–**	189,419	–
Lanzhou Branch	**–**	**1,924,259**	–	1,924,259
PT. Nusapati Prima ("PTNP")	**14,985**	**–**	15,908	–
	204,404	**2,141,526**	205,327	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2016: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment testing include the expected product price, demand for the products, product costs and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2016: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on their assessment, there was no impairment of goodwill as at 31 December 2017 (31 December 2016: no impairment).

(Amounts expressed in thousands of RMB

6. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
Year ended 31 December 2017						
Opening net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235
Reclassifications and internal transfers	5,334,951	9,722,364	9,064	11,439	(15,077,818)	–
Transfer to intangible assets (note 5)	–	–	–	–	(76,179)	(76,179)
Transfer to land use rights (note 8)	–	–	–	–	(396,398)	(396,398)
Transfer to investment properties (note 7)	(157,150)	–	–	–	–	(157,150)
Additions	8,224	1,027,337	32,257	7,052	9,602,020	10,676,890
Acquisition of a subsidiary	889,597	2,600,315	3,410	1,714	99,934	3,594,970
Disposal of subsidiaries	(86,945)	(62,814)	(5,269)	(2,114)	(108,479)	(265,621)
Disposals	(37,678)	(1,140,081)	(12,437)	(1,123)	(334,329)	(1,525,648)
Depreciation	(1,575,776)	(4,857,954)	(144,508)	(28,045)	–	(6,606,283)
Impairment losses	–	(15,632)	–	–	–	(15,632)
Currency translation differences	(155)	(196)	(60)	(58)	–	(469)
Closing net carrying amount	32,237,057	53,353,516	535,464	87,694	9,882,984	96,096,715
As at 31 December 2017						
Cost	48,882,784	101,507,889	2,860,597	502,779	9,994,982	163,749,031
Accumulated depreciation and impairment	(16,645,727)	(48,154,373)	(2,325,133)	(415,085)	(111,998)	(67,652,316)
Net carrying amount	32,237,057	53,353,516	535,464	87,694	9,882,984	96,096,715

(Amounts expressed in thousands of RMB unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

(Restated)	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
Year ended 31 December 2016						
Opening net carrying amount	27,097,190	51,266,390	818,625	124,497	12,682,514	91,989,216
Currency translation differences	239	258	159	39	–	695
Reclassifications and internal transfers	3,041,286	1,412,368	18,750	4,485	(4,476,889)	–
Transfer to intangible assets	–	–	–	–	(52,716)	(52,716)
Transfer to land use rights	–	–	–	–	(156,752)	(156,752)
Additions	4,755	1,403,380	17,335	7,261	8,408,684	9,841,415
Disposals	(761,184)	(3,098,579)	(25,420)	(3,238)	(230,608)	(4,119,029)
Depreciation	(1,491,627)	(4,875,314)	(176,383)	(34,190)	–	(6,577,514)
Impairment losses	(28,670)	(28,326)	(59)	(25)	–	(57,080)
Closing net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235
As at 31 December 2016						
Cost	43,221,788	90,645,929	2,938,562	524,045	16,770,699	154,101,023
Accumulated depreciation and impairment	(15,359,799)	(44,565,752)	(2,285,555)	(425,216)	(596,466)	(63,232,788)
Net carrying amount	27,861,989	46,080,177	653,007	98,829	16,174,233	90,868,235

(Amounts expressed in thousands of RMB

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

For the year ended 31 December 2017, depreciation expenses recognised in profit or loss are analysed as follows:

	2017	2016 (restated)
Cost of sales	**6,440,128**	6,386,276
General and administrative expenses	**159,230**	181,708
Selling and distribution expenses	**6,925**	9,530
	6,606,283	6,577,514

As at 31 December 2017, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB6,942 million (31 December 2016: RMB6,759 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements. As at 31 December 2017, the carrying value of these buildings only represented approximately 3.47% of the Group's total asset value (31 December 2016: 3.55% (restated)). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2017, interest expenses of RMB344 million (2016: RMB414 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate ranging from 4.41% to 8.00% (2016: 3.85% to 6.00%) (note 28), and were included in additions to property, plant and equipment.

As at 31 December 2017, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB5,799 million (31 December 2016: RMB6,541 million (restated)) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2017, the carrying value of temporarily idle property, plant and equipment of the Group was RMB2,530 million (31 December 2016: RMB2,828 million (restated)).

(Amounts expressed in thousands of RMB unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

The net carrying amounts of the Group's fixed assets held under finance leases included in the total amounts of the machinery and construction in progress at 31 December 2017 were RMB9,955 million (2016: RMB7,200 million) and RMB100 million (2016: RMB194 million), respectively. The accumulated depreciation of the Group's fixed assets held under finance lease amounted to RMB1,908 million (2016: RMB1,703 million).

Impairment testing for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment testing include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax and non-inflation rate of 10.16% (2016: 10.16%) that reflects specific risks related to the CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of the CGUs within operating segments.

For the CGUs with indicators of impairment identified, the assets were not further impaired during the current year based on the impairment testing (2016: nil).

In addition to the CGUs for which impairment was tested based on value-in-use, the Group also assessed the recoverable amounts for property, plant and equipment about to be disposed or abandoned, and impairment losses of RMB16 million were provided during the year ended 31 December 2017 (2016: RMB57 million).

(Amounts expressed in thousands of RMB

7. INVESTMENT PROPERTIES

	Buildings	Land use rights	Total
Year ended 31 December 2017			
Opening net carrying amount	99,655	1,156,120	1,255,775
Transfer from property, plant and equipment and land use rights (note 6) (note 8)	157,150	6,896	164,046
Disposal	–	(73,346)	(73,346)
Depreciation	(2,744)	(11,361)	(14,105)
Closing net carrying amount	254,061	1,078,309	1,332,370
As at 31 December 2017			
Cost	263,066	1,107,411	1,370,477
Accumulated depreciation and impairment	(9,005)	(29,102)	(38,107)
Net carrying amount	254,061	1,078,309	1,332,370

(Amounts expressed in thousands of RMB unless otherwise stated)

7. INVESTMENT PROPERTIES (Continued)

(Restated)	Buildings	Land use right	Total
Year ended 31 December 2016			
Opening net carrying amount	10,902	–	10,902
Additions	88,913	966,625	1,055,538
Transfer from land use right	–	190,761	190,761
Depreciation	(160)	(1,266)	(1,426)
Closing net carrying amount	99,655	1,156,120	1,255,775
As at 31 December 2016			
Cost	102,242	1,181,942	1,284,184
Accumulated depreciation and impairment	(2,587)	(25,822)	(28,409)
Net carrying amount	99,655	1,156,120	1,255,775

The Group's investment properties consist of land use rights held for capital appreciation and buildings leased to third parties under operating leases.

As at 31 December 2017, the Group was in the process of applying for the ownership certificates of investment properties with a net carrying value of RMB147 million (31 December 2016: Nil). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2017, the carrying value of these investment properties only represented approximately 0.07% of the total asset value of the Group (31 December 2016: Nil). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above investment properties, and that there is no material adverse impact on the overall financial position of the Group.

As at 31 December 2017, the fair value of the buildings was approximately RMB1,208 million (31 December 2016: RMB125 million (restated)) which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right is highly likely to be RMB1,182 million (31 December 2016: RMB1,221 million), which was determined based on the transaction prices for similar lands nearby.

(Amounts expressed in thousands of RMB

8. LAND USE RIGHTS

Details of land use rights are as follows:

	31 December 2017	31 December 2016 (Restated)
Operating leases:		
In the Mainland China, held on:		
Leases less than 10 years	**127,516**	121,047
Leases between 10 and 50 years	**3,475,023**	3,089,734
Leases over 50 years	**117,939**	135,227
	3,720,478	3,346,008

(Amounts expressed in thousands of RMB unless otherwise stated)

8. LAND USE RIGHTS (Continued)

Operating lease prepayments

	2017	2016 (restated)
As at 1 January	**3,346,008**	3,471,604
Additions	**59,215**	20,963
Acquisition of a subsidiary	**31,833**	–
Transfer from property, plant and equipment (note 6)	**396,398**	156,752
Disposals	**(6,712)**	(12,826)
Disposal of subsidiaries	**(3,294)**	–
Transfer to investment properties (note 7)	**(6,896)**	(190,761)
Amortisation	**(96,074)**	(99,724)
As at 31 December	**3,720,478**	3,346,008

As at 31 December 2017, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB516 million (31 December 2016: RMB447 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at 31 December 2017, the carrying value of these land parcels only represented approximately 0.26% of the total asset value of the Group (31 December 2016: 0.23%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2017, the amortisation expenses of land use rights were recognised in "general and administrative expenses" in profit or loss amounting to RMB96 million (31 December 2016: RMB100 million (restated)).

As at 31 December 2017, the Group has pledged land use rights at a net carrying value amounting to RMB177 million (31 December 2016: RMB275 million (restated)) for bank and other borrowings as set out in note 24 to the financial statements.

(Amounts expressed in thousands of RMB

9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a) Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2017	2016
As at 1 January	**6,240,200**	5,150,887
Capital injections	**201,864**	1,224,912
A joint venture changed into a subsidiary (note 38 (c))	**(315,706)**	–
A subsidiary changed into a joint venture (note 39 (c))	**11,980**	–
Share of profits and losses for the year	**8,151**	(95,508)
Share of changes in reserves	**(6,105)**	8,373
Cash dividends declared	**(132,760)**	(48,464)
As at 31 December	**6,007,624**	6,240,200

As at 31 December 2017, all joint ventures of the Group were unlisted.

As at 31 December 2017, particulars of the Group's material joint venture is as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held: Ownership interest	Voting power	Profit sharing
Guangxi Huayin Aluminum Co.,Ltd. *("Guangxi Huayin") (廣西華銀鋁業有限公司)	PRC/Mainland China	2,441,987	Manufacturing	33%	33%	33%

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a) Investments in joint ventures (Continued)

The following table illustrates the summarised financial information in respect of Guangxi Huayin:

	2017	2016
Cash and cash equivalents	259,280	444,104
Other current assets	1,056,431	1,519,522
Current assets	1,315,711	1,963,626
Non-current assets	5,921,936	6,253,828
Financial liabilities	942,641	2,642,830
Other current liabilities	258,858	199,885
Current liabilities	1,201,499	2,842,715
Non-current liabilities	1,383,866	1,866,613
Net assets	4,652,282	3,508,126
Non-controlling interests	–	–
Reconciliation to the Group's interest in the joint venture:		
Proportion of the Group's ownership	33%	33%
Group's share of net assets of the joint venture	1,535,253	1,157,682
Carrying amount of the investment	1,535,253	1,157,682
Revenue	5,547,895	4,008,925
Gross profit	1,844,116	531,785
Interest income	31,754	2,944
Depreciation and amortisation	524,090	509,510
Interest expenses	132,273	169,745
Profit before income tax	1,507,883	173,690
Income tax	214,264	35,312
Other comprehensive income	–	–
Total comprehensive income for the year	1,293,619	138,378
Dividend received	40,260	–

(Amounts expressed in thousands of RMB

9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a) Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2017	2016
Share of the joint ventures' profits and losses for the year	**(418,743)**	(141,173)
Share of the joint ventures' total comprehensive income	**(418,743)**	(141,173)
Aggregate carrying amount of the Group's investments in joint ventures	**4,472,371**	5,082,518

As at 31 December 2017, there were no proportionate interests of the Group in the joint ventures' capital commitments (31 December 2016: RMB3 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

(Amounts expressed in thousands of RMB unless otherwise stated)

9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b) Investments in associates

Movements in investments in associates are as follows:

	2017	2016
As at 1 January	**5,926,533**	5,602,701
Capital injections	**857,317**	511,151
Deemed disposal of a subsidiary (note 39 (b))	**100,092**	–
A subsidiary changed into an associate (note 39 (a))	**240,258**	–
An investment in an associate changed into an available-for-sale financial investment	**–**	(176,774)
Share of profits and losses for the year	**(165,249)**	115,091
Cash dividends declared	**(26,330)**	(65,603)
Share of changes in reserves	**2,409**	596
Other decrease of investment in an associate	**–**	(60,629)
As at 31 December	**6,935,030**	5,926,533

As at 31 December 2017, all associates of the Group were unlisted.

(Amounts expressed in thousands of RMB unless otherwise stated)

9. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(b) Investments in associates (Continued)

As at December 2017, no associate was individually material to the Group.

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2017	2016
Share of the associates' profits and losses	**(165,249)**	115,091
Share of the associates' total comprehensive income	**(165,249)**	115,091
Aggregate carrying amount of the Group's investments in the associates	**6,935,030**	5,926,533

As at 31 December 2017, the proportionate interests of the Group in the associates' capital commitments amounted to RMB760 million (31 December 2016: Nil)

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

(Amounts expressed in thousands of RMB unless otherwise stated)

10. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	31 December 2017	31 December 2016
Non current portion		
Stated at fair value		
Listed equity investments	**9,701**	93,893
Other unlisted investments *(Note)*	**1,848,000**	–
	1,857,701	93,893
Stated at cost		
Unlisted equity investments	**73,211**	73,211
Less: provision for impairment	**(2,711)**	(2,711)
	70,500	70,500
	1,928,201	164,393

The gross loss in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to RMB5 million (2016:the gross gain amounted to RMB104 million).

During the year ended 31 December 2017, due to the disposal of available-for-sale investments, gains in fair value changes amounting to RMB45 million (2016: RMB103 million) recognised in other comprehensive income were transferred to profit or loss.

Note:

In 2017, the Company entered into a series of agreements with Bank of Communications International Trust Co., Ltd. ("BOCOMMTRUST") (交銀國際信託有限公司), Bocommtrust Asset Management Co., Ltd.* ("Bocommtrust Asset") (交銀國信資產管理有限公司), a subsidiary of BOCOMMTRUST, and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* ("Chinalco Jianxin") (中鋁建信投資基金管理(北京)有限公司) to establish Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership)* ("Size Industry Investment Fund") (北京中鋁交銀四則產業投資基金管理合夥企業(有限合夥)). According to these agreements, BOCOMMTRUST acted as the prioritised limited partner and the Company as the secondary limited partner of Size Industry Investment Fund, with the maximum amount of capital contribution of RMB6,700 million and RMB3,300 million, respectively. Bocommtrust Asset and Chinalco Jianxin are the general partner and the manager of Size Industry Investment Fund, respectively. The purpose of Size Industry Investment Fund is to invest in the Company's subsidiaries, associates or joint ventures in the form of debt financing.

10. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS (Continued)

Note: (Continued)

As at 31 December 2017, Size Industry Investment Fund made four investments in two of the Company's associates and two of the Company's joint ventures amounting to RMB5,600 million in the form of debt. The Company and BOCOMMTRUST contributed capital of RMB1,848 million and RMB3,752 million to Size Industry Investment Fund, respectively.

Because the variable return of Size Industry Investment Fund depends on the selection of investment targets, the timing and size of the investment fund and the rate of return, which are all determined by BOCOMMTRUST under its full authority, the directors of the Company are of the opinion that the Company did not have control or joint control over, or significant influence over Size Industry Investment Fund. Therefore, the Company's investment in Size Industry Investment Fund was accounted for as an available-for-sale financial instrument.

\# The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as the companies do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

11. DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended 31 December 2017 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealised profit at consolidation	Others	Total
As at 1 January 2016	989,523	215,497	803,140	101,459	168,928	2,278,547
(Charged)/credited to profit or loss	(436,751)	(7,846)	(166,943)	67,654	(48,119)	(592,005)
As at 31 December 2016	552,772	207,651	636,197	169,113	120,809	1,686,542
As at 1 January 2017	**552,772**	**207,651**	**636,197**	**169,113**	**120,809**	**1,686,542**
(Charged)/credited to profit or loss	**(30,715)**	**59,664**	**(94,978)**	**(3,070)**	**47,838**	**(21,261)**
Disposal of subsidiaries	**–**	**(3,106)**	**(1,320)**	**–**	**–**	**(4,426)**
As at 31 December 2017	**522,057**	**264,209**	**539,899**	**166,043**	**168,647**	**1,660,855**

(Amounts expressed in thousands of RMB

11. DEFERRED TAX (Continued)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Unrealised losses of consolidation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total
As at 1 January 2016	71,009	911	7,654	4,889	1,000,667	800,640	35,937	1,921,707
Exchange realignment	–	–	–	–	210	–	–	210
Charged to other comprehensive income	–	13,288	–	–	–	–	–	13,288
(Credited)/charged to profit or loss	(9,843)	726	(180)	(4,889)	(23,535)	(617,408)	(35,937)	(691,066)
As at 31 December 2016	61,166	14,925	7,474	–	977,342	183,232	–	1,244,139
As at 1 January 2017	**61,166**	**14,925**	**7,474**	**-**	**977,342**	**183,232**	**-**	**1,244,139**
Exchange realignment	**-**	**-**	**-**	**-**	**(1,830)**	**-**	**-**	**(1,830)**
Credited to other comprehensive income	**-**	**(11,180)**	**-**	**-**	**-**	**-**	**-**	**(11,180)**
Acquisition of a subsidiary	**-**	**-**	**-**	**-**	**40,706**	**-**	**-**	**40,706**
(Credited)/charged to profit or loss	**(8,232)**	**(1,414)**	**185**	**-**	**(27,370)**	**(183,232)**	**-**	**(220,063)**
As at 31 December 2017	**52,934**	**2,331**	**7,659**	**-**	**988,848**	**-**	**-**	**1,051,772**

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	31 December 2017	31 December 2016
Net deferred tax assets	**1,602,825**	1,426,707
Net deferred tax liabilities	**993,742**	984,304

(Amounts expressed in thousands of RMB unless otherwise stated)

11. DEFERRED TAX (Continued)

As at 31 December 2017 and 2016, the Group has not recognised deferred tax assets of RMB4,337 million (31 December 2016: RMB5,220 million (restated)) in respect of accumulated tax losses amounting to RMB18,214 million (31 December 2016: RMB21,991 million (restated)) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,434 million (31 December 2016: RMB1,860 million) in respect of deductible temporary differences amounting to RMB6,235 million (31 December 2016: RMB7,660 million) as it was considered not probable that those assets would be realised. The above tax losses will expire in one to five years if not utilised.

As at 31 December 2017, the expiry profile of these unprovided tax losses was analysed as follows:

	31 December 2017	31 December 2016 (restated)
Expiring in		
2017	**–**	4,473,661
2018	**7,689,663**	7,880,303
2019	**7,650,084**	7,686,919
2020	**711,878**	880,805
2021	**975,081**	1,069,152
2022	**1,186,914**	–
Total	**18,213,620**	21,990,840

(Amounts expressed in thousands of RMB unless otherwise stated)

12. OTHER NON-CURRENT ASSETS

	31 December 2017	31 December 2016
Financial assets		
– Receivables from disposal of Guizhou Branch's aluminum properties	**–**	1,060,682
– Other long-term receivables	**261,156**	305,677
	261,156	1,366,359
Prepayment for mining rights	**801,657**	769,108
Long-term prepaid expenses	**484,536**	389,076
Deferred losses for sale and leaseback transactions *(Note)*	**1,234,376**	1,172,671
Others	**739,167**	490,907
	3,259,736	2,821,762
	3,520,892	4,188,121

Note: As disclosed in note 20, the Group entered into several sale and leaseback agreements which constitute finance leases during the year. The deferred losses resulted from the sale are classified as other non-current assets and were amortised over the useful lives of the assets leased back.

As at 31 December 2017, all amounts were denominated in RMB (31 December 2016: all amounts were denominated in RMB).

As at 31 December 2017 and 31 December 2016, except for other long-term receivables from Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") amounting to RMB97 million which was an interest-bearing asset, all amounts in other non-current assets were non-interest-bearing (31 December 2016: all non-interest-bearing).

(Amounts expressed in thousands of RMB unless otherwise stated)

13. INVENTORIES

	31 December 2017	31 December 2016 (restated)
Raw materials	7,547,870	8,853,776
Work-in-progress	8,122,072	5,830,213
Finished goods	4,354,676	3,095,633
Spare parts	731,621	818,769
Packaging materials and others	43,064	42,853
	20,799,303	18,641,244
Less: provision for impairment of inventories	(452,594)	(707,812)
	20,346,709	17,933,432

Movements in the provision for impairment of inventories are as follows:

	2017	2016 (restated)
As at 1 January	707,812	2,370,200
Provision for impairment of inventories	193,138	122,047
Reversal arising from increase in net realisable value	(80,778)	(69,395)
Written off upon sales of inventories	(259,564)	(1,715,040)
Disposal of subsidiaries	(108,014)	–
As at 31 December	452,594	707,812

As at 31 December 2017 and 31 December 2016, the Group had no pledged inventories for bank and other borrowings.

(Amounts expressed in thousands of RMB unless otherwise stated)

14. TRADE AND NOTES RECEIVABLES

	31 December 2017	31 December 2016 (restated)
Trade receivables	**4,794,017**	4,649,107
Less: provision for impairment	**(482,020)**	(462,571)
	4,311,997	4,186,536
Notes receivable	**3,714,212**	3,163,027
	8,026,209	7,349,563

As at 31 December 2017, except for trade and notes receivables of the Group amounting to RMB1,094 million which were denominated in USD (31 December 2016: RMB458 million denominated in USD and RMB5 million in EUR), all trade and notes receivables were denominated in RMB (31 December 2016: all in RMB).

(Amounts expressed in thousands of RMB unless otherwise stated)

14. TRADE AND NOTES RECEIVABLES (Continued)

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at 31 December 2017, the ageing analysis of trade and notes receivables was as follows:

	31 December 2017	31 December 2016 (restated)
Within 1 year	**6,320,428**	5,787,705
Between 1 and 2 years	**505,493**	557,602
Between 2 and 3 years	**336,019**	533,227
Over 3 years	**1,346,289**	933,600
	8,508,229	7,812,134
Less: provision for impairment	**(482,020)**	(462,571)
	8,026,209	7,349,563

(Amounts expressed in thousands of RMB

14. TRADE AND NOTES RECEIVABLES (Continued)

As at 31 December 2017, the ageing analysis of not impaired trade and notes receivables was as follows:

	31 December 2017	31 December 2016 (restated)
Past due for 1 year	**459,188**	523,333
Past due for 1 to 2 years	**295,928**	505,774
Past due for over 2 years	**781,832**	412,028
	1,536,948	1,441,135
Not past due	**6,137,627**	5,710,535
	7,674,575	7,151,670

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at 31 December 2017, there was no history of default of these customers.

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for who have good credit record or by whom there were securities have been provided. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at 31 December 2017.

Included in the Group's trade and notes receivables are amounts due from the Group's joint ventures and associates of RMB591 million (31 December 2016: RMB38 million) and RMB97 million (31 December 2016: nil), respectively, which are repayable on credit terms similar to those offered to the major customers of the Group.

As at 31 December 2017, the Group had pledged trade receivables amounting to RMB22 million and notes receivable amounting to RMB82 million for bank and other borrowings and to exchange notes receivable (31 December 2016: trade receivables amounting to RMB36 million and notes receivable amounting to RMB34 million for bank and other borrowings) as set out in note 24 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

14. TRADE AND NOTES RECEIVABLES (Continued)

As at 31 December 2017, trade and notes receivables of RMB834 million (31 December 2016: RMB660 million) of the Group were impaired and provisions of RMB482 million (31 December 2016: RMB463 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	31 December 2017	31 December 2016
Within 1 year	**182,801**	77,170
Between 1 and 2 years	**46,305**	34,269
Between 2 and 3 years	**40,091**	27,453
Over 3 years	**564,457**	521,572
	833,654	660,464
Provision for impairment	**(482,020)**	(462,571)
	351,634	197,893

Movements in the provision for impairment of trade and notes receivables are as follows:

	2017	2016
As at 1 January	**462,571**	510,336
Provision for impairment	**29,663**	5,862
Written off	**(15,341)**	(192)
Reversal	**(6,395)**	(53,435)
Others	**11,522**	–
As at 31 December	**482,020**	462,571

(Amounts expressed in thousands of RMB

14. TRADE AND NOTES RECEIVABLES (Continued)

As at 31 December 2017, the Group derecognised notes receivable not yet due with a carrying amount in aggregate of RMB24,474 (31 December 2016: RMB11,456 million). In addition, as at 31 December 2017, the Group has not derecognised notes receivable not yet due with a carrying amount of RMB227 million (31 December 2016: RMB479 million).

The derecognised notes receivable had a maturity of one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the derecognised notes receivable have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the derecognised notes receivable. Accordingly, it has derecognised the full carrying amounts of the derecognised notes receivable and the associated trade payables. The maximum exposure to loss from the Group's Continuing Involvement in the derecognised notes receivable and the undiscounted cash flows to repurchase these derecognised notes receivable is equal to their carrying amounts. In the opinion of the directors, the fair values of the Group's Continuing Involvement in the derecognised notes receivable are not significant.

During the year ended 31 December 2017, the Group has not recognised any gain or loss on the date of transfer of the derecognised notes receivable. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

(Amounts expressed in thousands of RMB unless otherwise stated)

15. OTHER CURRENT ASSETS

	31 December 2017	31 December 2016 (restated)
Financial assets		
– Deposits paid to suppliers	756,748	714,263
– Dividends receivable	267,331	148,546
– Receivables from disposal of businesses and assets	575,650	5,080,791
– Entrusted loans and loans receivable from third parties	1,615,429	1,631,624
– Entrusted loans and loans receivable from related parties	2,459,883	1,859,769
– Receivable from disposal of Shanxi Huaxing	–	1,646,035
– Receivables from disposal of Guizhou Branch's aluminum properties	1,320,488	200,000
– Interest receivable	144,473	111,625
– Recoverable reimbursement for freight charges	13,944	37,069
– Other financial assets	1,006,189	899,946
	8,160,135	12,329,668
Less: provision for impairment	(1,673,046)	(1,666,182)
	6,487,089	10,663,486
Receivable of value-added tax refund	1,063	3,492
Advances to employees	46,890	31,869
Deductable input value-added tax receivables	2,408,504	1,537,245
Prepaid income tax	64,557	104,213
Prepayments to related parties for purchases	61,150	118,777
Prepayments to suppliers for purchases and others	885,433	2,626,002
Others	113,145	168,714
	3,580,742	4,590,312
Less: provision for impairment	(4,155)	(6,053)
	3,576,587	4,584,259
Total other current assets	10,063,676	15,247,745

(Amounts expressed in thousands of RMB

15. OTHER CURRENT ASSETS (Continued)

As at 31 December 2017, except for an amount included in other receivables amounting to RMB161 million, which were denominated in USD (31 December 2016: receivables from disposal of business amounting to RMB2,867 million, other items amounting to RMB161 million, in advances and deposits paid to suppliers amounting to RMB1,686 million), remaining amounts in other current assets were denominated in RMB (31 December 2016: remaining denominated in RMB).

As at 31 December 2017, except for entrusted loans and loans receivable (31 December 2016: except for entrusted loans and loans receivable, receivables from disposals of businesses and an amount included in advances and deposits paid to suppliers) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (31 December 2016: all non-interest-bearing).

As at 31 December 2017, the ageing analysis of financial assets included in other current assets was as follows:

	31 December 2017	31 December 2016 (restated)
Within 1 year	**2,581,750**	1,911,115
Between 1 and 2 years	**1,016,284**	2,496,848
Between 2 and 3 years	**1,689,050**	1,365,830
Over 3 years	**2,873,051**	6,555,875
	8,160,135	12,329,668
Less: provision for impairment	**(1,673,046)**	(1,666,182)
	6,487,089	10,663,486

(Amounts expressed in thousands of RMB unless otherwise stated)

15. OTHER CURRENT ASSETS (Continued)

As at 31 December 2017, the ageing analysis of not impaired financial assets included in other current assets was as follows:

	31 December 2017	31 December 2016 (restated)
Past due for 1 year	**1,214,509**	613,140
Past due for 1 to 2 years	**364,953**	741,276
Past due for over 2 years	**1,073,231**	442,437
	2,652,693	1,796,853
Not past due	**3,695,391**	8,609,164
	6,348,084	10,406,017

The credit quality of other current assets that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at 31 December 2017, there was no history of default of these customers.

The credit quality of other current assets that were not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable.

Included in the Group's past due but not impaired financial assets are amounts due from the Group's related parties of RMB1,545 million (31 December 2016: RMB1,279 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

15. OTHER CURRENT ASSETS (Continued)

As at 31 December 2017, other current assets of RMB1,817 million (31 December 2016: RMB1,906 million (restated)) of the Group were impaired and provisions of RMB1,677 million (31 December 2016: RMB1,672 million (restated)) were made. The ageing analysis of these current assets is as follows:

	31 December 2017	31 December 2016 (restated)
Within 1 year	**7,305**	28,375
Between 1 and 2 years	**1,775**	38,234
Between 2 and 3 years	**28,313**	215,169
Over 3 years	**1,779,306**	1,624,207
	1,816,699	1,905,985
Less: provision for impairment	**(1,677,201)**	(1,672,235)
	139,498	233,750

Movements in the provision for impairment of other current assets are as follows:

	2017	2016 (restated)
As at 1 January	**1,672,235**	1,679,137
Provision for impairment	**29,483**	3,864
Write off	**(10,921)**	(7,807)
Reversal	**(9,531)**	(2,959)
Others	**(4,065)**	–
As at 31 December	**1,677,201**	1,672,235

(Amounts expressed in thousands of RMB unless otherwise stated)

16. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	31 December 2017	31 December 2016 (restated)
Restricted cash	**2,152,492**	2,014,747
Time deposits	**–**	72,700
Restricted cash and time deposits	**2,152,492**	2,087,447
Cash and cash equivalents	**27,750,686**	23,813,736
	29,903,178	25,901,183

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at 31 December 2017, bank balances and cash on hand of the Group were denominated in the following currencies:

	31 December 2017	31 December 2016 (restated)
RMB	**26,848,177**	20,548,620
USD	**3,045,228**	5,343,559
HKD	**7,029**	6,252
EUR	**56**	24
AUD	**2,688**	2,625
IDR	**–**	103
	29,903,178	25,901,183

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

(Amounts expressed in thousands of RMB

17. SHARE CAPITAL

	Number of shares in issue (Note (a))			
	A shares	H shares	Share capital	Share premium
At 1 January 2016 (restated)	10,959,832	3,943,966	14,903,798	20,747,839
Business combination under common control	–	–	–	(3,010,627)
Capital injection from non-controlling shareholders	–	–	–	176,615
At 31 December 2016 and 1 January 2017	10,959,832	3,943,966	14,903,798	17,913,827
Business combinations under common control *(Note (b))*	–	–	–	(242,564)
Capital injection from non-controlling shareholders *(Note (c))*	–	–	–	1,887,824
Acquisition of non-controlling interests *(note 35(a)(xii)) (Note (d))*	–	–	–	(980,725)
Disposal of equity interest in subsidiaries without loss of control *(Note (e))*	–	–	–	38,189
At 31 December 2017	**10,959,832**	**3,943,966**	**14,903,798**	**18,616,551**

Note:

(a) As at 31 December 2016 and 2017, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised ordinary shares was 14,903,798,236 at par value of RMB1.00 per share as at 31 December 2016 and 2017. There were 14,903,798,236 ordinary shares issued and outstanding as at 31 December 2016 and 2017, respectively.

(b) As disclosed in note 38(a) and note 38(b), the acquisitions of 100% equity interest of Chinalco Qingdao Light Metal Co., Ltd. ("Qingdao Light Metal") (中鋁青島輕金屬有限公司) and Sewage Treatment Plant of Chalco Shanxi Aluminum("Shanxi Aluminum Sewage Treatment Plant") (山西鋁廠污水處理站) were considered to be business combinations under common control, which resulted to the decrease of share premium amounting to RMB162 million and RMB50 million, respectively.

In November 2017, the Group and Chinalco adjusted the consideration of acquisition of Xinghua Technology, which was considered to be a business combination under common control in 2016. The adjustment of consideration was agreed by both parties within the measurement period. Accordingly, share premium was reduced by RMB31 million.

(Amounts expressed in thousands of RMB unless otherwise stated)

17. SHARE CAPITAL (Continued)

Note: (Continued)

(c) In December 2017, the Company entered into "Investment Agreements" and "Debt to Equity Swap Agreements" with eight investors (the "Investors"), including Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司), China Life Insurance Co., Ltd. (中國人壽保險股份有限公司), Shenzhen Zhao Ping Aluminum Investment Center (limited partnership) (深圳市招平中鋁投資有限(有限合夥)), China Pacific Life Insurance Co., Ltd. (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co, Ltd. (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd. (工銀金融資產投資有限公司) and ABC Financial Asset Investment Co., Ltd. (農銀金融資產投資有限公司). The "Investment Agreements" and the "Debt to Equity Swap Agreements" were approved by the second extraordinary general meeting of shareholders of the Company on 20 December 2017. Pursuant to the "Investment Agreements" and the "Debt to Equity Swap Agreements", the Investors respectively agreed to invest in the following subsidiaries of the Company, Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining ("Target Companies") by cash or debt-to-equity swap amounting to RMB12,600 million in aggregate. The investment did not result in a loss of the Company's control over the subsidiaries. On the capital injection date, the carrying amount of the net assets of Target Companies attributed to the Investors was RMB10,736 million, therefore, the difference amounting to RMB1,864 million was recorded in share premium.

In July 2017, Jiaozuo Wanfang Aluminum Co., Ltd.* ("Jiaozuo Wanfang") (焦作萬方鋁業股份有限公司) made a capital contribution to Chinalco Xinjiang Aluminum Power Co., Ltd.* ("Xinjiang Aluminum") (中鋁新疆鋁電有限公司) of RMB27 million. After the capital contribution, the carrying amount of the net assets of Xinjiang Aluminum attributed to Jiaozuo Wanfang was RMB4 million and the difference amounting to RMB23 million was recorded in share premium.

(d) In August 2017, the Company entered into a reorganisation agreement with Shanxi Zhangze Electric Power Co., Ltd.* ("Zhangze Electric Power") (山西漳澤電力股份有限公司), pursuant to which the Company made a capital contribution into Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") by injecting the net assets of Shanxi branch of the Company with the appraisal value amounting to RMB3,426 million and Shanxi Huaze was renamed as Chalco Shanxi New Material Co., Ltd.* ("Shanxi New Material") (中鋁山西新材料有限公司). After the capital contribution, the Company's equity interest in Shanxi New Material increased from 60.00% to 85.98%. Zhangze Electric Power's non-controlling equity interests in Shanxi New Material was reduced to 14.02%, resulting in a decrease in non-controlling interests and an increase in share premium amounting to RMB45 million, respectively.

(e) In September 2017, Beijing Shijingshan People's Court accepted the liquidation petition filed by the Group's subsidiary, Beijing Yike Energy Technology Co., Ltd. ("Beijing Yike") (北京意科能源技術有限公司). Upon the liquidation administrators took control over Beijing Yike, and therefore, the directors of the Company considered the Group lost control over Beijing Yike and deconsolidated Beijing Yike since then.

Bejijing Yike held 29.06% equity interest of Ningxia Yike Solar Energy Power Co., Ltd. (寧夏意科太陽能發電公司), and the Group directly held other 70.94% equity interests. After the liquidation, the 29.06% equity interest was accounted for as a non-controlling interest due to the Group's loss of control over Beijing Yike.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

18. RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the financial statements.

19. INTEREST-BEARING LOANS AND BORROWINGS

	31 December 2017	31 December 2016 (restated)
Long-term loans and borrowings		
Finance lease payables (note 20)	**5,607,570**	6,692,302
Bank and other loans *(Note (a))*		
– Secured *(Note (f))*	**14,716,175**	13,415,140
– Guaranteed *(Note (e))*	**3,191,277**	2,088,327
– Unsecured	**22,575,882**	16,196,805
	40,483,334	31,700,272
Medium-term notes and bonds and long-term bonds and private placement notes *(Note (b))*		
– Guaranteed *(Note (e))*	**–**	1,998,833
– Unsecured	**15,696,961**	22,058,281
	15,696,961	24,057,114
Total long-term loans and borrowings	**61,787,865**	62,449,688
Current portion of finance lease payables (note 20)	**(2,115,644)**	(2,008,716)
Current portion of medium-term bonds and long-term bonds	**(12,492,378)**	(8,393,073)
Current portion of long-term bank and other loans	**(6,890,140)**	(4,725,151)
Non-current portion of long-term loans and borrowings	**40,289,703**	47,322,748

(Amounts expressed in thousands of RMB unless otherwise stated)

19. INTEREST-BEARING LOANS AND BORROWINGS (Continued)

	31 December 2017	31 December 2016 (restated)
Short-term loans and borrowings		
Bank and other loans *(Note (c))*		
– Secured *(Note (f))*	**1,292,000**	1,846,500
– Guaranteed *(Note (e))*	**150,000**	305,000
– Unsecured	**29,392,442**	30,170,325
	30,834,442	32,321,825
Short-term bonds, unsecured *(Note (d))*	**3,601,573**	8,020,015
Gold leasing arrangements *(Note (g))*	**6,818,393**	2,990,614
Current portion of finance lease payables (note 20)	**2,115,644**	2,008,716
Current portion of medium-term notes	**12,492,378**	8,393,073
Current portion of long-term bank and other loans	**6,890,140**	4,725,151
Total short-term borrowings and current portion of long-term loans and borrowings	**62,752,570**	58,459,394

As at 31 December 2017, except for loans and borrowings of the Group amounting to RMB21 million (31 December 2016: RMB23 million) and RMB1,860 million (31 December 2016: RMB1,572 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

Included in the Group's interest-bearing loans and borrowings are amounts due from the Group's joint ventures and subsidiaries of Chinalco of RMB190 million (31 December 2016(restated): RMB190 million) and RMB3,330 million (31 December 2016(restated): RMB6,051 million), respectively, as set out in note 35(b).

(Amounts expressed in thousands of RMB

19. INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note:

(a) Long-term bank and other loans

(i) The maturity of long-term bank and other loans is set out below :

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans	
	31 December 2017	31 December 2016	**31 December 2017**	31 December 2016	**31 December 2017**	31 December 2016
Within 1 year	**6,883,500**	4,718,809	**6,640**	6,342	**6,890,140**	4,725,151
Between 1 and 2 years	**5,171,738**	7,994,380	**2,277**	6,342	**5,174,015**	8,000,722
Between 2 and 5 years	**8,666,967**	10,268,857	**6,827**	7,026	**8,673,794**	10,275,883
Over 5 years	**19,736,283**	8,687,124	**9,102**	11,392	**19,745,385**	8,698,516
	40,458,488	31,669,170	**24,846**	31,102	**40,483,334**	31,700,272

(ii) Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended 31 December 2017 was 5.67% (2016: 5.08%).

(b) Medium-term notes and bonds and long-term bonds and private placement notes

Outstanding long-term bonds and medium-term notes of the Group as at 31 December 2017 are summarised as follows:

	Face value/ maturity	Effective interest rate	31 December 2017	31 December 2016
2007 long-term bonds	2,000,000/2017	4.64%	**–**	1,998,833
2015 medium-term notes	3,000,000/2018	5.53%	**2,999,030**	2,989,992
2015 medium-term notes	1,500,000/2018	5.01%	**1,496,503**	1,492,351
2012 medium-term bonds	3,000,000/2017	5.77%	**–**	2,996,618
2013 medium-term bonds	3,000,000/2018	5.99%	**2,999,211**	2,993,272
2014 medium-term bonds	3,000,000/2017	7.35%	**–**	2,997,622
2015 medium-term bonds	3,000,000/2018	6.11%	**2,999,359**	2,996,615
2015 medium-term bonds	2,000,000/2018	6.08%	**1,998,275**	1,993,474
2016 private placement notes	3,215,000/2019	5.12%	**3,204,583**	3,198,337
2012 Ningxia medium-term notes	400,000/2017	6.06%	**–**	400,000
			15,696,961	24,057,114

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

(c) Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended 31 December 2017 was 4.43% (2016: 4.44%).

(d) Short-term bonds

Outstanding short-term bonds as at 31 December 2017 are summarised as follows:

	Face value/ maturity	**Effective interest rate**	**31 December 2017**	31 December 2016
2016 short-term bonds	1,500,000/2017	4.30%	**–**	1,535,140
2016 short-term bonds	3,000,000/2017	4.13%	**–**	3,047,026
2016 short-term bonds	3,000,000/2017	3.95%	**–**	3,037,849
2016 short-term bonds	400,000/2017	4.13%	**–**	400,000
2017 short-term bonds	3,000,000/2018	4.30%	**3,101,573**	–
2017 short-term bonds	500,000/2018	4.90%	**500,000**	–
			3,601,573	8,020,015

All the above short-term bonds were issued for working capital needs.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

(e) Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	31 December 2017	31 December 2016
Long-term bonds		
Bank of Communications (交通銀行股份有限公司) ("BOCOM")	–	1,998,833
Long-term loans		
Lanzhou Aluminum Factory*(蘭州鋁廠) *(Note (i))*	4,000	8,000
The Company	–	866,877
Ningxia Energy *(Note (ii))*	1,020,400	1,099,400
Yinxing Energy *(Note (ii))*	91,000	109,000
Zhongwei Renewable Energy Co., Ltd.* (中衛寧電新能源有限公司) *(Note (ii))*	–	5,050
Baotou Aluminum Co., Ltd. (包頭鋁業) and Baotou Communications Investment Group Co., Ltd. (包交投資) *(Note (iii))*	1,600,000	–
The Company and Hangzhou Jinjiang Group Co., Ltd. (杭州錦江) *(Note (iv))*	475,877	–
	3,191,277	2,088,327
Short-term loans		
Ningxia Energy *(Note (ii))*	70,000	120,000
Shandong Aluminum *(Note (i))*	–	15,000
Chalco Shandong *(Note (ii))*	80,000	170,000
	150,000	305,000

Note:

(i) The guarantor is a subsidiary of Chinalco.

(ii) The guarantor is a subsidiary of the Group.

(iii) The guarantors are a subsidiary of the Company and a third party respectively.

(iv) The guarantors are the Company and a third party respectively.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. INTEREST-BEARING LOANS AND BORROWINGS (Continued)

Note: (continued)

(f) Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 24 to the financial statements.

(g) Gold leasing arrangements

In 2016 and 2017, the Company entered into several gold leasing master framework agreements, individual gold leasing agreements and general hedging agreements with Bank of Communications, China Everbright Bank and Agriculture Bank of China collectively, "the Banks".

According to the gold leasing master framework agreements and gold leasing agreements, the Company leased standard gold with fineness of Au 99.99 for 6 to 12 months from the Banks, with annual interest rates ranging from 3.65% to 4.15%. Concurrently, the Company entrusted the Banks to sell all leased gold and received cash of RMB7,804 million from the sale. Upon the expiry of the gold leasing agreements, the Company shall purchase the standard gold (with same quality and value according to the general hedging agreements entered into simultaneously with the leasing agreements) to return to the Banks.

The directors of the Company are of the view that the Company is free from the assumption of risk of gold price fluctuations due to the fixed repurchase price under the general hedging agreements, and therefore, this arrangement should be accounted for as short-term loans with fixed interest rates (ranging from 3.65% to 4.15%), net of the Banks' charges.

(Amounts expressed in thousands of RMB unless otherwise stated)

20. FINANCE LEASE PAYABLES

As disclosed in note 6, the Group leased certain machineries and construction in progress under finance leases with lease terms ranging from one to six years.

At 31 December 2017, the total future minimum lease payments under finance leases and their present values are as follows:

	Minimum lease payments		**Present value of minimum lease payments**	
	31 December 2017	31 December 2016	**31 December 2017**	31 December 2016
Amounts payable:				
Within one year	**2,371,917**	2,253,720	**2,115,644**	2,008,716
In the second year	**1,762,618**	2,068,315	**1,606,571**	1,891,406
In the third to fifth years, inclusive	**1,890,329**	2,895,251	**1,817,506**	2,792,180
After five years	**73,603**	–	**67,849**	–
Total minimum finance lease payments	**6,098,467**	7,217,286	**5,607,570**	6,692,302
Future finance charges	**(490,897)**	(524,984)		
Total net finance lease payables (note 19)	**5,607,570**	6,692,302		
Portion classified as current liabilities (note 19)	**(2,115,644)**	(2,008,716)		
Non-current portion	**3,491,926**	4,683,586		

(Amounts expressed in thousands of RMB unless otherwise stated)

20. FINANCE LEASE PAYABLES (Continued)

During the year ended 31 December 2017 and 2016, the Group entered into various sale and leaseback agreements with Anhui Xincheng Financial Leasing Co., Ltd. (安徽信成融資租賃有限公司), Pingan International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), Chongqing Transportation Equipment Financing Leasing Co., Ltd. (重慶市交通設備融資租賃有限公司), Taiping Sinopec Financial Leasing Co., Ltd. (太平石化金融租賃有限公司) and CFL, which is a related party of the Group, respectively, under which the Group sold machineries and construction in progress and leased them back. The lease terms range from one to six years and the lease rentals are payable by instalments with bearing interest at prevailing lending rates.

During the year ended 31 December 2017, the Group disposed of the assets under the sales and leaseback arrangements and incurred losses of RMB102 million (2016: RMB234 million), which were amortised over their respective useful lives of the assets. The internal rate of return (IRR) of the sales and finance lease back arrangements range from 4.35% to 6.20% (2016: from 4.76% to 6.28%).

* The English name represents the best effort made by management of the Group in translating the Chinese name of the Companies as it does not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

21. OTHER NON-CURRENT LIABILITIES

	31 December 2017	31 December 2016
Financial liabilities		
– Long-term payables for mining rights	**749,761**	789,420
– Other financial liabilities	**19,300**	300
	769,061	789,720
Obligations in relation to early retirement schemes *(Note (i))*	**900,924**	674,835
Deferred government grants	**1,406,122**	1,466,656
Deferred gain relating to sales and leaseback agreements *(Note (ii))*	**176,774**	193,724
Provision for rehabilitation	**113,672**	106,769
Others	**5,837**	6,037
	2,603,329	2,448,021
	3,372,390	3,237,741

(Amounts expressed in thousands of RMB unless otherwise stated)

21. OTHER NON-CURRENT LIABILITIES (Continued)

Note:

(i) Obligations in relation to early retirement schemes

From 2014, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retirement employees' living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The Payments are discounted by the treasury bond rate of 31 December 2017. As at 31 December 2017, the current portion of the Payments within one year was reclassified to "other payables and accrued liabilities".

As at 31 December 2017, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2017	2016
As at 1 January	**996,598**	1,147,320
Provision made during the year (note 29)	**767,632**	132,044
Interest costs	**17,618**	84,616
Payment during the year	**(343,408)**	(367,382)
As at 31 December	**1,438,440**	996,598
Non-current	**900,924**	674,835
Current (note 22)	**537,516**	321,763
	1,438,440	996,598

(ii) As disclosed in note 20, the Group entered into several sales and leaseback agreements which were finance leases during the year. The deferred gains resulting from the sales were classified under other non-current liabilities and were amortised over the useful lives of the assets leased back.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. OTHER PAYABLES AND ACCRUED LIABILITIES

	31 December 2017	31 December 2016 (restated)
Financial liabilities		
– Payable for capital expenditures	**6,283,484**	5,660,677
– Accrued interest	**827,016**	1,070,620
– Payables withheld as guarantees and deposits	**1,490,811**	1,075,760
– Dividends payable by subsidiaries to non-controlling shareholders	**223,942**	221,496
– Consideration payable for investment projects	**170,494**	305,506
– Current portion of payables for mining rights	**300,970**	337,659
– Others	**1,987,739**	900,771
	11,284,456	9,572,489
Sales and other deposits from customers	**1,597,539**	1,799,345
Taxes other than income taxes payable *(Note)*	**818,730**	715,089
Accrued payroll and bonus	**74,640**	218,741
Staff welfare payables	**260,816**	277,802
Current portion of obligations in relation to early retirement schemes (note 21)	**537,516**	321,763
Contribution payable for pension insurance	**27,248**	109,077
Others	**1,786**	3,013
	3,318,275	3,444,830
	14,602,731	13,017,319

Note: Taxes other than income taxes payable mainly comprise accruals for value- added tax, resource tax, city construction tax and education surcharge.

As at 31 December 2017, except for other payables and accrued liabilities of the Group amounting to RMB390 million, RMB0.32 million and RMB0.06 million which were denominated in USD, HKD and EUR, respectively (31 December 2016: RMB251 million denominated in USD and RMB0.022 million denominated in EUR). All payables and accrued liabilities were denominated in RMB (31 December 2016: all denominated in RMB).

(Amounts expressed in thousands of RMB unless otherwise stated)

23. TRADE AND NOTES PAYABLES

	31 December 2017	31 December 2016 (restated)
Trade payables	**7,751,911**	6,739,761
Notes payable	**4,570,059**	4,603,109
	12,321,970	11,342,870

As at 31 December 2017, except for trade and notes payables of the Group amounting to RMB56 million which were denominated in USD (31 December 2016: RMB22 million in USD), all trade and notes payables were denominated in RMB (31 December 2016: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

	31 December 2017	31 December 2016 (restated)
Within 1 year	**11,710,641**	10,777,171
Between 1 and 2 years	**199,121**	276,351
Between 2 and 3 years	**201,919**	107,137
Over 3 years	**210,289**	182,211
	12,321,970	11,342,870

The trade and notes payables are non-interest-bearing and are normally settled within one year.

(Amounts expressed in thousands of RMB unless otherwise stated)

24. PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 19. As at 31 December 2017, a summary of these pledged assets was as follows:

	31 December 2017	31 December 2016 (restated)
Property, plant and equipment (note 6)	**5,799,013**	6,540,545
Land use rights (note 8)	**176,914**	275,061
Intangible assets (note 5)	**1,111,705**	1,114,454
Investment in an associate (note 9(b))	**–**	376,270
Notes receivable (note 14)	**82,125**	33,500
Trade receivables (note 14)	**22,000**	35,836
	7,191,757	8,375,666

As at 31 December 2017, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB997 million (31 December 2016: RMB933 million) and the non-current portion of long-term loans and borrowings amounting to RMB10,935 million (31 December 2016: RMB8,956 million) were secured by the contractual right to charge users for electricity generated in the future. As at 31 December 2017, the current portion of long-term loans and borrowings amounting to RMB10 million (31 December 2016: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB1,647 million (31 December 2016: RMB1,657 million) were secured by 70.82% equity interests in a subsidiary of the Company, Ningxia Energy.

(Amounts expressed in thousands of RMB unless otherwise stated)

25. PROFIT BEFORE INCOME TAX

An analysis of profit before income tax is as follows:

	2017	2016 (restated)
Purchase of inventories in relation to trading activities	**98,282,714**	79,682,085
Raw materials and consumables used, and changes in work-in-progress and finished goods	**34,374,412**	27,243,423
Power and utilities	**17,187,133**	12,980,854
Depreciation and amortisation	**7,121,132**	6,987,353
Employee benefit expenses (note 29)	**6,897,530**	5,894,726
Repairs and maintenance	**1,716,693**	1,354,394
Transportation expenses	**1,742,699**	1,495,018
Logistic cost	**1,894,061**	796,231
Taxes other than income tax expense *(Note (i))*	**890,467**	695,984
Rental expenses for land use rights and buildings	**497,356**	511,189
Packaging expenses	**266,745**	235,929
Research and development expenses	**494,590**	168,862
Auditors' remuneration expense *(Note (ii))*	**31,460**	26,006

Note:

(i) Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(ii) During the year ended 31 December 2017, auditors' remuneration included audit and non-audit services provided by Ernst & Young, including Ernst & Young, Hong Kong and Ernst & Young Hua Ming LLP, amounting to RMB23.1million (2016: RMB23.7 million), and services provided by other auditors.

26. OTHER INCOME

For the year ended 31 December 2017, government grants amounting to RMB342 million (2016: RMB745 million (restated)) were recognised as income for the year necessary to compensate the costs and facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(Amounts expressed in thousands of RMB

27. OTHER GAINS, NET

	2017	2016 (restated)
Gain on disposal of investments in associates	–	128,833
Gain on deemed disposal and disposal of subsidiaries	325,022	–
Gain on disposal and dividends of available for sale investments	79,408	140,929
Realised loss on futures, forward and option contracts, net *(Note)*	(23,951)	(1,290,267)
Unrealised (losses)/gains on futures, forward and option contracts, net *(Note)*	(131,073)	154,585
Gain on disposal of other property, plant and equipment and land use rights, net	77,091	816,721
Gain on previously held equity interest remeasured at acquisition-date fair value (note 38(c))	117,640	–
Others	(124,141)	215,582
	319,996	166,383

Note: None of these futures, forward and option contracts was designated for hedge accounting.

(Amounts expressed in thousands of RMB unless otherwise stated)

28. FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	2017	2016 (restated)
Finance income – interest income	**(706,299)**	(815,729)
Interest expense	**5,161,663**	5,169,568
Less: interest expense capitalised in property, plant and equipment (note 6)	**(344,452)**	(414,133)
Interest expense, net of capitalised interest	**4,817,211**	4,755,435
Amortisation of unrecognised finance expenses	**241,097**	324,701
Exchange losses/(gains), net	**131,621**	(60,228)
Finance costs	**5,189,929**	5,019,908
Finance costs, net	**4,483,630**	4,204,179
Capitalisation rate during the year (note 6)	**4.41% to 8.00%**	3.85% to 6.00%

(Amounts expressed in thousands of RMB

29. EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2017	2016 (restated)
Salaries and bonuses	**4,150,233**	3,850,040
Housing fund	**391,757**	388,017
Staff welfare and other expenses *(Note)*	**1,557,661**	1,495,618
Employment expense in relation to early retirement schemes (note 21)	**767,632**	132,044
Employment expenses in relation to termination benefits	**30,247**	29,007
	6,897,530	5,894,726

Note: Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 30.

(Amounts expressed in thousands of RMB unless otherwise stated)

30. DIRECTORS' AND SUPERVISORS' REMUNERATION

(a) Directors' and supervisors' remuneration

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2017	2016
Fees	**768**	762
Basic salaries, housing fund, other allowances and benefits in kind	**1,370**	975
Pension costs	**166**	114
	2,304	1,851

(Amounts expressed in thousands of RMB

30. DIRECTORS' AND SUPERVISORS' REMUNERATION (Continued)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2017 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Yu Dehui *(Note (i))*	–	–	–	–	–
Lu Dongliang *(Note (iii))*	–	–	–	–	–
Jiang Yinggang	–	822	–	83	905
	–	822	–	83	905
Non-executive Directors:					
Ao Hong *(Note (ii))*	–	–	–	–	–
Liu Caiming	–	–	–	–	–
Wang Jun	150	–	–	–	150
Chen Lijie	206	–	–	–	206
Lie-A-Cheong Tai-Chong, David	206	–	–	–	206
Hu Shihai	206	–	–	–	206
	768	–	–	–	768
Supervisors:					
Liu Xiangmin	–	–	–	–	–
Wang Jun	–	–	–	–	–
Wu Zuoming	–	548	–	83	631
	–	548	–	83	631
Total	768	1,370	–	166	2,304

Note:

(i) Considering that Mr. Yu Dehui's decision making authority and major duties in the Company fall within the definition of the responsibility of an executive director during his tenure of service as the Chairman of the Company, Mr. Yu was re-designated from a non-executive Director to an executive Director with effect from 17 August 2017.

(ii) Due to re-arrangement of work, and as considered and approved at the twentieth meeting of the sixth session of the Board, Mr. Ao Hong resigned as the president of the Company on 13 February 2018. Since Mr. Ao Hong would not hold any executive position in the Company, he was re-designated from an executive Director to a non-executive Director on the same date.

(iii) On 13 February 2018, as considered and approved at the twentieth meeting of the sixth session of the Board, the Company appointed Mr. Lu Dongliang as the president of the Company and dismissed him from the position of senior vice president of the Company.

(Amounts expressed in thousands of RMB

30. DIRECTORS' AND SUPERVISORS' REMUNERATION (Continued)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2016 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Ge Honglin	–	–	–	–	–
Ao Hong	–	–	–	–	–
Lu Dongliang	–	–	–	–	–
Jiang Yinggang	–	725	–	76	801
	–	725	–	76	801
Non-executive Directors:					
Yu Dehui	–	–	–	–	–
Liu Caiming	–	–	–	–	–
Wang Jun	150	–	–	–	150
Lie-A-Cheong Tai-Chong, David	204	–	–	–	204
Chen Lijie	204	–	–	–	204
Hu Shihai	204	–	–	–	204
	762	–	–	–	762
Supervisors:					
Liu Xiangmin	–	–	–	–	–
Yuan Li	–	–	–	–	–
Wang Jun	–	–	–	–	–
Wu Zuoming	–	250	–	38	288
Zhao Zhao	–	–	–	–	–
	–	250	–	38	288
Total	762	975	–	114	1,851

(Amounts expressed in thousands of RMB

30. DIRECTORS' AND SUPERVISORS' REMUNERATION (Continued)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals	
	2017	2016
Nil to RMB1,000,000	**15**	15

During the year, no options were granted to the directors or the supervisors of the Company (2016: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2016: Nil).

No directors or supervisors of the Company waived any remuneration during the years 2017 and 2016.

(b) Five highest paid individuals

During the year ended 31 December 2017, the five highest paid employees of the Group include one director and one supervisor (2016: two directors and one supervisor) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining three individuals during 2017 (2016: two) is as follows:

	2017	2016
Basic salaries, housing fund, other allowances and benefits in kind	**2,460**	1,450
Discretionary bonuses	**–**	–
Pension costs	**249**	152
	2,709	1,602

(Amounts expressed in thousands of RMB unless otherwise stated)

30. DIRECTORS' AND SUPERVISORS' REMUNERATION (Continued)

(b) Five highest paid individuals (Continued)

The number of the remaining three highest paid individuals during 2017 (2016: two) whose remuneration fell within the following band is as follows:

	Number of employees	
	2017	2016
Nil to RMB1,000,000	**3**	2

31. INCOME TAX EXPENSE

	2017	2016
Current income tax expense:		
– PRC corporate income tax	**(841,069)**	(503,233)
Deferred tax benefit	**198,802**	99,061
	(642,267)	(404,172)

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2016: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2016: 15%).

(Amounts expressed in thousands of RMB unless otherwise stated)

31. INCOME TAX EXPENSE (Continued)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	2017	2016 (restated)
Profit before income tax	**3,006,216**	1,625,545
Tax expense calculated at the statutory tax rate of 25% (2016: 25%)	**751,554**	406,386
Tax effects of:		
Preferential income tax rates applicable to certain branches and subsidiaries	**(287,081)**	(3,322)
Impact of change in income tax rate	**98,150**	5,945
Tax losses with no deferred tax assets recognised	**296,728**	267,288
Deductible temporary differences with no deferred tax assets recognised	**363,809**	78,644
Utilisation of previously unrecognised tax losses and deductible temporary differences	**(258,232)**	(203,423)
Tax incentive in relation to deduction of certain expenses	**(43,846)**	(3,769)
Non-taxable income	**(126,101)**	(89,602)
Expenses not deductible for tax purposes	**49,636**	80,014
Write-off of unrecoverable deferred tax assets previously recognised	**49,808**	3,315
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognised	**(274,726)**	(117,513)
True-up adjustments in respect of prior year's annual income tax filings and others	**22,568**	(19,791)
Income tax expense	**642,267**	404,172
Effective tax rate	**21%**	25%

Share of income tax expense of associates and joint ventures of RMB86 million (2016: RMB64 million) and RMB11 million (2016: RMB22 million) is included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

(Amounts expressed in thousands of RMB unless otherwise stated)

32. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a) Basic

The basic earnings per share amount is calculated by dividing the earnings attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the year.

	2017	2016 (restated)
Profit attributable to ordinary equity holders of the parent *(RMB)*	**1,378,435,350**	368,411,780
Other equity instruments' distribution *(RMB)*	**(110,000,000)**	(110,000,000)
	1,268,435,350	258,411,780
Weighted average number of ordinary shares in issue	**14,903,798,236**	14,903,798,236
Basic earnings per share *(RMB)*	**0.09**	0.02

(b) Diluted

The diluted earnings per share amounts for the years ended 31 December 2017 and 2016 are the same as the basic earnings per share amounts as there were no dilutive potential shares during those years.

33. DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i) the sum of the net profit and the opening retained earnings for the current period in accordance with IFRSs;

(ii) the sum of the net profit and the opening retained earnings for the current period in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii) the amount limited by the Company Law of the PRC.

According to the resolution of the Board of Directors dated 22 March 2018, the directors did not propose any final dividend for the year ended 31 December 2017, which is to be approved by the shareholders.

(Amounts expressed in thousands of RMB unless otherwise stated)

34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations

	Notes	2017	2016 (restated)
Cash flows generated from operating activities			
Profit before income tax		**3,006,216**	1,625,545
Adjustments for:			
Share of profits and losses of joint ventures	9(a)	**(8,151)**	95,508
Share of profits and losses of associates	9(b)	**165,249**	(115,091)
Depreciation of property, plant and equipment	6	**6,606,283**	6,577,514
Depreciation of investment properties	7	**14,105**	1,426
Gain on disposal of other property, plant and equipment and land use rights, net	27	**(77,091)**	(816,721)
Impairment losses on property, plant and equipment	6	**15,632**	57,080
Impairment losses of intangible assets	5	**8,134**	–
Amortisation of intangible assets	5	**276,877**	243,771
Amortisation of land use rights	8	**96,074**	99,724
Amortisation of prepaid expenses included in other non-current assets		**127,793**	64,918

(Amounts expressed in thousands of RMB unless otherwise stated)

34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(a) Reconciliation of profit before taxation to cash generated from operations (Continued)

	Notes	2017	2016 (restated)
Cash flows generated from operating activities (continued)			
Realised and unrealised losses on futures, option and forward contracts	27	**155,024**	1,135,682
Gain on previously held equity interest remeasured at acquisition-date fair value	27	**(117,640)**	–
Gain on disposals and deemed disposals	27	**(325,022)**	–
Gain on disposal of investments in associates	27	**–**	(128,833)
Gain on disposal of and dividends from available-for-sale investments	27	**(79,408)**	(140,929)
Receipt of government subsidies		**(202,359)**	(207,146)
Interest income		**(183,017)**	(353,535)
Finance cost	28	**5,189,929**	5,019,908
Change in special reserve		**56,729**	9,148
Others		**(16,950)**	(7,531)
		14,708,407	13,160,438

(Amounts expressed in thousands of RMB unless otherwise stated)

34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(a) Reconciliation of profit before taxation to cash generated from operations (Continued)

	Notes	2017	2016 (restated)
Cash flows generated from operating activities (continued)			
Changes in working capital:			
(Increase)/decrease in inventories		**(2,605,918)**	2,412,815
Increase in trade and notes receivables		**(2,123,242)**	(3,679,766)
Decrease in other current assets		**1,275,535**	3,466,467
Increase in restricted cash		**(137,745)**	(264,508)
Increase in other non-current assets		**(420,486)**	(133,249)
Increase/(decrease) in trade and notes payables		**1,511,908**	(3,401,529)
Increase in other payables and accrued liabilities		**1,875,014**	40,469
Decrease in other non-current liabilities		**(7,805)**	(15,804)
Cash generated from operations		**14,075,668**	11,585,333
PRC corporate income taxes paid		**(947,891)**	(54,933)
Net cash generated from operating activities		**13,127,777**	11,530,400
Non-cash transactions of investing activities and financing activities			
Capital injection in an associate and joint ventures by non-cash assets		**186,450**	371,051
Endorsement of notes receivables accepted from sale of goods or services for purchase of property, plant and equipment		**372,816**	1,568,488
Acquisition of business	38(b)	**50,058**	–
Finance lease		**44,342**	–

(Amounts expressed in thousands of RMB

34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(b) Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows was, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

	Financial liabilities at fair value through profit or loss	Trade and notes payables	Financial liabilities included in other current payables and accrued expenses	Financial liabilities included in other non-current liabilities	Interest bearing loans and borrowings	Total
As at 1 January 2017 (restated)	**3,575**	**11,342,870**	**9,572,490**	**789,720**	**105,782,141**	**127,490,796**
Net cash generated from operating activities	–	1,511,909	1,379,505	–	–	2,891,414
Net cash flows from/(used in) investing activities	85,851	(530,457)	640,157	(73,701)	2,400,464	2,522,314
Proceeds from gold leasing arrangement	–	–	–	–	7,804,083	7,804,083
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	–	–	–	–	3,478,550	3,478,550
Repayments of medium-term notes and short-term bonds	–	–	–	–	(16,300,000)	(16,300,000)
Repayments of gold leasing arrangement	–	–	–	–	(4,000,000)	(4,000,000)
Drawdown of short-term and long-term bank and other loans	–	–	–	–	83,521,749	83,523,749

(Amounts expressed in thousands of RMB unless otherwise stated)

34. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities at fair value through profit or loss	Trade and notes payables	Financial liabilities included in other current payables and accrued expenses	Financial liabilities included in other non-current liabilities	Interest bearing loans and borrowings	Total
Repayments of short-term and long-term bank and other loans	–	–	–	–	(78,673,459)	(78,673,459)
Proceeds from finance lease, net of deposit and transaction costs	–	–	–	–	1,000,036	1,000,036
Capital elements of finance lease rental payment	–	–	–	–	(2,462,250)	(2,462,250)
Dividends paid by subsidiaries to non-controlling shareholders	–	–	2,446	–	–	2,446
Amortisation of unrecognised finance expenses and interest expense	–	–	–	16,352	398,371	414,723
Interest paid	–	–	(262,105)	–	–	(262,105)
Reclassification	–	–	(36,690)	36,690	–	–
Net cash (used in)/from generated financing activities	–	–	(296,349)	53,042	(5,230,920)	(5,474,227)
Net foreign exchange differences	–	(2,352)	(11,347)	–	90,588	76,889
As at 31 December 2017	**89,426**	**12,321,970**	**11,284,456**	**769,061**	**103,042,273**	**127,507,186**

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in Mainland China. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in Mainland China. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company consider that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions in the ordinary course of business between the Group and its related parties during the year.

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions

	Notes	2017	2016 (restated)
Sales of goods and services rendered:			
Sales of materials and finished goods to:	(i)		
Chinalco and its subsidiaries	(ix)	**10,612,330**	10,311,722
Associates of Chinalco		**682,992**	688,308
Joint ventures		**2,031,159**	648,145
Associates		**705,052**	605,449
		14,031,533	12,253,624
Provision of engineering, construction and supervisory services to:	(iii)		
Chinalco and its subsidiaries	(ix)	**77,095**	101,323
Joint ventures		**2,046**	41,423
		79,141	142,746
Provision of utility services to:	(ii)		
Chinalco and its subsidiaries	(ix)	**581,566**	567,628
Associates of Chinalco		**8,776**	4,444
Joint ventures		**118,280**	3,031
Associates		**1,122**	584
		709,744	575,687

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

	Notes	**2017**	2016 (restated)
Sales of goods and services rendered: (continued)			
Rental revenue of land use rights and buildings from:	(vi)		
Chinalco and its subsidiaries	(ix)	**40,875**	33,231
Joint ventures		**426**	–
		41,301	33,231
Purchases of goods and services:			
Purchases of engineering, construction and supervisory services from:	(iii)		
Chinalco and its subsidiaries	(ix)	**1,205,355**	1,525,349
Purchases of key and auxiliary materials, equipment and finished goods from:	(iv)		
Chinalco and its subsidiaries	(ix)	**3,849,889**	1,626,782
Joint ventures		**6,516,087**	3,799,116
Associates		**1,175**	31,413
		10,367,151	5,457,311

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

	Notes	2017	2016 (restated)
Purchases of goods and services: (continued)			
Provision of social services and logistics services by:	(v)		
Chinalco and its subsidiaries	(ix)	**326,830**	307,354
Provision of utility services by:	(ii)		
Chinalco and its subsidiaries	(ix)	**1,397,346**	686,474
Joint ventures		**19,537**	3,386
		1,416,883	689,860
Provision of other services by:			
A joint venture		**269,204**	151,552
Rental expenses for buildings and land use rights charged by:	(vi)		
Chinalco and its subsidiaries	(ix)	**474,567**	509,558
Joint ventures		**–**	126
		474,567	509,684

(Amounts expressed in thousands of RMB

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

	Notes	2017	2016 (restated)
Other significant related party transactions:			
Borrowing from subsidiaries of Chinalco	(viii), (ix)	**3,901,000**	5,145,959
Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco		**225,934**	226,118
Entrusted loans and other borrowings to:			
Joint ventures		**500,000**	212,400
Associates		**1,100,000**	–
		1,600,000	212,400
Interest income on entrusted loans and other borrowings:			
Joint ventures		**41,005**	31,373
An associate		**24,425**	–
		65,430	31,373
Interest income from the unpaid disposal proceeds from:			
Chinalco and its subsidiaries		**117,587**	246,149

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

	Notes	2017	2016 (restated)
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(xi)	**600,000**	1,040,000
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(xi), (ix)	**600,036**	1,040,036
Trade receivable factoring arrangement from a subsidiary of Chinalco	(ix)	**1,570,000**	–
Discounted notes receivable to a subsidiary of Chinalco	(viii)	**523,253**	40,200
Provision of financial guarantees to:			
A joint venture	(x)	**18,350**	24,245
Financial guarantees provided by:			
Subsidiaries of Chinalco	19(e)	**4,000**	23,000

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i) Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on a mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

1. The price prescribed by the PRC government ("state-prescribed price") is adopted;

2. If there is no state-prescribed price, state-guidance price is adopted;

3. If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

4. If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii) Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii) Engineering, project construction and supervisory services were provided for construction projects of the Group. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

(iv) The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(v) Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi) Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rent based on the market rate for its lease of buildings owned by Chinalco.

(vii) The pricing policy for product processing services is the same as that set out in (i) above.

(viii) Chinalco Finance Company Limited ("Chinalco Finance") (中鋁財務有限責任公司), a wholly-owned subsidiary of Chinalco and a non-bank financial institution established in the PRC, provides deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix) These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(Amounts expressed in thousands of RMB

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(x) In December 2006, Ningxia Energy, a subsidiary of the Company, entered into a financial guarantee contract with China Construction Bank providing a financial guarantee to Tian Jing Shen Zhou Wind Power Co., Ltd, a joint venture of the Company, for its 14-year bank loan amounting to RMB35 million. As at 31 December 2017, the outstanding amount of the guarantee was RMB18 million.

(xi) As disclosed in note 20, the Group has entered into several sales and leaseback contracts with CFL.

(xii) On 12 May 2017, the Company entered into an equity transfer agreement with Chinalco, pursuant to which, the Company acquired the 40% non-controlling equity interest in Chinalco Shanghai at a total cash consideration of RMB1,413 million. The consideration was determined based on the appraisal value of the equity of Chinalco Shanghai and was fully paid before 31 December 2017. On the acquisition date, the carrying amount of 40% equity interest in Chinalco Shanghai was RMB387 million, therefore the difference amounting to RMB1,026 million was recorded in share premium. After the acquisition, Chinalco Shanghai became a wholly-owned subsidiary of the Company. The acquisition of 40% equity interest in Chinalco Shanghai constituted a related party transaction.

(xiii) As disclosed in note 38(a), the Group acquired 100% equity interest in Qingdao Light Metal from Chinalco, which constituted a related party transaction.

(xiv) As disclosed in note 38(b), the Group acquired Shanxi Aluminum Sewage Treatment Plant from Shanxi Aluminum Plant, which also constituted a related party transaction.

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(a) Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows: (Continued)

(xv) As disclosed in note 39, on 31 October 2017, the Group transferred 60% equity interest of China Aluminum Shandong Engineering Technology Co., Ltd. ("Shandong Engineering") (中鋁山東工程技術有限公司) to China Aluminum International Engineering Co., Ltd. ("CHALIECO") (中鋁國際工程股份有限公司), which constituted a related party transaction.

During the years ended 31 December 2017 and 2016, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at 31 December 2017 and 2016 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

As of 31 December 2017, pursuant to the "Investment Agreements" and the "Debt to Equity Swap Agreements" (note 17), the Target Companies have already received additional capital contributions of RMB12,600 million by the Investors, who belong to SOEs.

* The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b) Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related parties at the year end are as follows:

	31 December 2017	31 December 2016 (restated)
Cash and cash equivalents deposited with		
A subsidiary of Chinalco *(Note)*	**7,679,806**	7,073,289
Trade and notes receivables		
Chinalco and its subsidiaries	**1,475,477**	1,086,014
Associates of Chinalco	**2,000**	10,200
Joint ventures	**591,488**	38,055
Associates	**96,574**	–
	2,165,539	1,134,269
Provision for impairment of receivables	**(78,388)**	(78,262)
	2,087,151	1,056,007

Note: On 26 August 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On 24 August 2012, 28 April 2015 and 26 October 2017, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on 25 August 2018.

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b) Balances with related parties (Continued)

	31 December 2017	31 December 2016 (restated)
Other current assets		
Chinalco and its subsidiaries	623,254	5,065,890
Joint ventures	1,737,644	2,092,369
Associates	1,132,138	73,546
	3,493,036	7,231,805
Provision for impairment of other current assets	(48,166)	(48,510)
	3,444,870	7,183,295
Other non-current assets		
Chinalco and its subsidiaries	–	27,946
A joint venture	97,103	112,403
Associates	111,845	111,846
	208,948	252,195
Borrowings and finance lease payables		
Subsidiaries of Chinalco	3,329,807	6,051,288
A joint venture	190,000	190,000
	3,519,807	6,241,288
Trade and notes payables		
Chinalco and its subsidiaries	331,682	374,325
Joint ventures	413,533	300
Associates	7,222	–
	752,437	374,625

(Amounts expressed in thousands of RMB

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b) Balances with related parties (Continued)

	31 December 2017	31 December 2016 (restated)
Other payables and accrued liabilities		
Chinalco and its subsidiaries	**2,652,249**	1,540,119
Associates of Chinalco	**5,030**	1,149
Associates	**218,560**	53,000
Joint ventures	**101,828**	159,669
	2,977,667	1,753,937

As at 31 December 2017, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB33,575 million (31 December 2016: RMB27,788 million (restated)) and RMB42,648 million (31 December 2016: RMB39,698 million (restated)).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c) Compensation of key management personnel

	2017	2016
Fees	**768**	762
Basic salaries, housing fund, other allowances and benefits in kind	**3,830**	2,542
Pension costs	**415**	277
	5,013	3,581

Details of directors' remuneration are included in note 30 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

35. SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(d) Commitments with related parties

As at 31 December 2017 and 2016, except for the other capital commitments disclosed in note 42(c) to these financial statements, the Group had no significant commitments with related parties.

36. FINANCIAL AND CAPITAL RISK MANAGEMENT

36.1 Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY"), and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 14, 15, 16, 19, 22, 23 and 40 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at 31 December 2017, the Group only had significant exposure to USD.

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(a) Market risk (Continued)

(i) Foreign currency risk (Continued)

As at 31 December 2017, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB21 million lower/higher (2016: RMB269 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings, cash and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2017 than in 2016, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at 31 December 2017 and 2016.

(ii) Interest rate risk

The interest rate risk of the Group mainly arises from medium-term notes and short-term bonds issued at fixed rates. As at 31 December 2017, as the Group had no significant interest-bearing assets except for bank deposits (note 16), entrusted loans (note 15), and a loan to Shanxi Huaxing (note 12), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at 31 December 2017 and 2016.

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(a) Market risk (Continued)

(ii) Interest rate risk (Continued)

The interest rate risk for the Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 19. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at 31 December 2017, if interest rates had been 100 basis points (31 December 2016: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB535 million lower/higher (2016: RMB480 million (restated)), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

The interest rate risk of the Group mainly arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at 31 December 2017 and 2016.

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for hedging other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at 31 December 2017, the fair values of the outstanding futures contracts amounting to RMB10 million (31 December 2016: RMB55 million) and RMB89 million (31 December 2016: RMB3 million) were recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at 31 December 2017, the Company did not hold any option contracts (31 December 2016: the fair value of the outstanding options contracts amounting to RMB0.1 million was recognised in financial liabilities at fair value through profit or loss).

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Commodity price risk (Continued)

As at 31 December 2017, if the commodity futures prices had increased/ decreased by 3% (31 December 2016: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2017	2016
Primary aluminum	**Decrease/increase RMB46 million**	Decrease/increase RMB7 million
Copper	**Increase/decrease RMB0.3 million**	Decrease/increase RMB4 million
Zinc	**Decrease/increase RMB7 million**	Decrease/increase RMB1 million
Lead	**–**	Increase/decrease RMB0.1 million
Coal	**Decrease/increase RMB0.2 million**	Decrease/increase RMB1 million

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(b) Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 10, 12, 14, and 15 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries and a joint venture. The guarantees to joint ventures and an associate mentioned in note 35 represented the Group's maximum exposure to credit risk in relation to its guarantees to a joint venture.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and considers that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans.

For the year ended 31 December 2017, revenues of approximately RMB39,759 million (2016: RMB30,940 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group's revenue during the years ended 31 December 2017 and 2016. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at 31 December 2017 and 2016.

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(c) Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at 31 December 2017, the Group had total banking facilities of approximately RMB152,080 million of which amounts totalling RMB69,414 million have been utilised as at 31 December 2017. Banking facilities of approximately RMB56,104 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 31 December 2017, the Group had credit facilities through its futures agent at the LME amounting to USD20 million (equivalent to RMB131 million) (31 December 2016: USD120 million (equivalent to RMB832 million)), of which USD2 million (equivalent to RMB13 million) (31 December 2016: USD50 million (equivalent to RMB344 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 31 December 2017					
Finance lease payables, including current portion	2,371,917	1,762,618	1,890,329	73,603	6,098,467
Long-term bank and other loans, including current portion	6,890,140	5,174,015	8,673,794	19,745,385	40,483,334
Medium-term notes and bonds, including current portion	12,500,000	3,215,000	–	–	15,715,000
Short-term bonds	3,500,000	–	–	–	3,500,000
Gold leasing arrangement	6,818,393	–	–	–	6,818,393
Short-term bank and other loans	30,834,442	–	–	–	30,834,442
Interest payables for borrowings	5,282,030	2,123,149	4,106,037	1,048,728	12,559,944
Financial liabilities at fair value through profit or loss	89,426	–	–	–	89,426
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	10,307,315	–	–	–	10,307,315
Financial liabilities included in other non-current liabilities *(Note)*	–	107,785	108,896	587,668	804,349
Trade and notes payables	12,321,970	–	–	–	12,321,970
	90,915,633	12,382,567	14,779,056	21,455,384	139,532,640

Note: As disclosed in note 21, as at 31 December 2017, the carrying value of financial liabilities included in other non-current liabilities was RMB769 million (31 December 2016: RMB790 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 31 December 2016 (restated)					
Finance lease payables, including current portion	2,253,720	2,068,315	2,895,251	–	7,217,286
Long-term bank and other loans, including current portion	4,725,151	8,000,722	10,275,883	8,698,516	31,700,272
Long-term bonds	2,000,000	–	–	–	2,000,000
Medium-term notes and bonds, including current portion	6,400,000	12,500,000	3,215,000	–	22,115,000
Short-term bonds	7,900,000	–	–	–	7,900,000
Gold leasing arrangement	3,000,000	–	–	–	3,000,000
Short-term bank and other loans	32,321,825	–	–	–	32,321,825
Interest payables for borrowings	6,062,365	1,701,480	2,436,061	470,469	10,670,375
Financial liabilities at fair value through profit or loss	3,575	–	–	–	3,575
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,501,869	–	–	–	8,501,869
Financial liabilities included in other non-current liabilities *(Note)*	–	218,201	330,021	405,261	953,483
Trade and notes payables	11,342,870	–	–	–	11,342,870
	84,511,375	24,488,718	19,152,216	9,574,246	137,726,555

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments

(a) Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	31 December 2017			
	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial investments	Total
Current				
Trade and notes receivables	–	8,026,209	–	8,026,209
Financial assets at fair value through profit or loss	9,534	–	–	9,534
Restricted cash and time deposits	–	2,152,492	–	2,152,492
Cash and cash equivalents	–	27,750,686	–	27,750,686
Financial assets included in other current assets	–	6,487,089	–	6,487,089
Subtotal	9,534	44,416,476	–	44,426,010
Non-current				
Available-for-sale financial investments	–	–	1,928,201	1,928,201
Financial assets included in other non-current assets	–	261,156	–	261,156
Subtotal	–	261,156	1,928,201	2,189,357
Total	9,534	44,677,632	1,928,201	46,615,367

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial liabilities

	31 December 2017		
	Financial liabilities at fair value through profit or loss	**Financial liabilities at amortised cost**	**Total**
Current			
Financial liabilities at fair value through profit or loss	**89,426**	**–**	**89,426**
Interest-bearing loans and borrowings	**–**	**62,752,570**	**62,752,570**
Financial liabilities included in other payables and accrued liabilities (note 22)	**–**	**11,284,456**	**11,284,456**
Trade and notes payables	**–**	**12,321,970**	**12,321,970**
Subtotal	**89,426**	**86,358,996**	**86,448,422**
Non-current			
Financial liabilities included in other non-current liabilities (note 21)	**–**	**769,061**	**769,061**
Interest-bearing loans and borrowings	**–**	**40,289,703**	**40,289,703**
Subtotal	**–**	**41,058,764**	**41,058,764**
Total	**89,426**	**127,417,760**	**127,507,186**

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial assets

	31 December 2016 (restated)			
	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial investments	Total
Current				
Trade and notes receivables	–	7,349,563	–	7,349,563
Financial assets at fair value through profit or loss	54,756	–	–	54,756
Restricted cash and time deposits	–	2,087,447	–	2,087,447
Cash and cash equivalents	–	23,813,736	–	23,813,736
Financial assets included in other current assets	–	10,663,486	–	10,663,486
Subtotal	54,756	43,914,232	–	43,968,988
Non-current				
Available-for-sale financial investments	–	–	164,393	164,393
Financial assets included in other non-current assets	–	1,366,359	–	1,366,359
Subtotal	–	1,366,359	164,393	1,530,752
Total	54,756	45,280,591	164,393	45,499,740

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial liabilities

	31 December 2016 (restated)		
	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total
Current			
Financial liabilities at fair value through profit or loss	3,575	–	3,575
Interest-bearing loans and borrowings	–	58,459,394	58,459,394
Financial liabilities included in other payables and accrued liabilities	–	9,572,489	9,572,489
Trade and notes payables	–	11,342,870	11,342,870
Subtotal	3,575	79,374,753	79,378,328
Non-current			
Financial liabilities included in other non-current liabilities	–	789,720	789,720
Interest-bearing loans and borrowings	–	47,322,748	47,322,748
Subtotal	–	48,112,468	48,112,468
Total	3,575	127,487,221	127,490,796

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		**Fair values**	
	31 December 2017	31 December 2016	**31 December 2017**	31 December 2016
Financial assets				
Available-for-sale financial instruments	**1,848,000**	–	**1,848,000**	–
Financial assets included in other non-current assets (note 12)	**261,156**	1,366,359	**242,567**	1,375,140
	2,109,156	1,366,359	**2,090,567**	1,375,140

	Carrying amounts		**Fair values**	
	31 December 2017	31 December 2016	**31 December 2017**	31 December 2016
Financial liabilities				
Financial liabilities included in other non-current liabilities (note 21)	**769,061**	789,720	**660,688**	789,720
Long-term interest-bearing loans and borrowings (note 19)	**40,289,703**	47,322,748	**39,475,392**	46,766,169
	41,058,764	48,112,468	**40,136,080**	47,555,889

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

- The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2017 was assessed to be insignificant.

(Amounts expressed in thousands of RMB

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 31 December 2017	**Fair value measurement using**			
	Quoted prices in active markets (Level 1)	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Financial assets at fair value through profit or loss:				
Futures contracts	**9,534**	**–**	**–**	**9,534**
Available for sale financial investments				
Listed equity investments	**9,701**	**–**	**–**	**9,701**
Other unlisted investment	**–**	**1,848,000**	**–**	**1,848,000**
	19,235	**1,848,000**	**–**	**1,867,235**

As at 31 December 2016	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	54,756	–	–	54,756
Available-for-sale financial investments	93,893	–	–	93,893
	148,649	–	–	148,649

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at 31 December 2017	**Fair value measurement using**			
	Quoted prices in active markets (Level 1)	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Financial liabilities at fair value through profit or loss:				
Futures contracts	**89,426**	**–**	**–**	**89,426**
	89,426	**–**	**–**	**89,426**

As at 31 December 2016	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	3,468	–	–	3,468
European option contracts	–	107	–	107
	3,468	107	–	3,575

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed

As at 31 December 2017	**Fair value measurement using**			
	Quoted prices in active markets (Level 1)	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Loans and receivables:				
Financial assets included in other non-current assets	**–**	**242,567**	**–**	**242,567**

As at 31 December 2016	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:				
Financial assets included in other non-current assets	–	1,375,140	–	1,375,140

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed

As at 31 December 2017	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortised cost:				
Financial liabilities included in other non-current liabilities	–	660,688	–	660,688
Long-term interest-bearing loans and borrowings	–	39,475,392	–	39,475,392
	–	40,136,080	–	40,136,080

As at 31 December 2016	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortised cost:				
Financial liabilities included in other non-current liabilities	–	789,720	–	789,720
Long-term interest-bearing loans and borrowings	–	46,766,169	–	46,766,169
	–	47,555,889	–	47,555,889

During the year ended 31 December 2017, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2016: Nil).

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.3 Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants) and deferred government grants less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

(Amounts expressed in thousands of RMB unless otherwise stated)

36. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

36.3 Capital risk management (Continued)

The gearing ratio as at 31 December 2017 is as follows:

	31 December 2017	31 December 2016 (restated)
Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	**132,022,668**	131,916,992
Less: restricted cash, time deposits and cash and cash equivalents	**(29,903,178)**	(25,901,183)
Net debt	**102,119,490**	106,015,809
Total equity	**65,513,879**	55,786,808
Add: net debt	**102,119,490**	106,015,809
Less: non-controlling interests	**(26,035,429)**	(17,618,510)
Total capital attributable to owners of the parent	**141,597,940**	144,184,107
Gearing ratio	**72%**	74%

(Amounts expressed in thousands of RMB

37. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group, which is disclosed in note 40, details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2017	2016
Percentage of equity interest held by non-controlling interests		
Ningxia Energy	**29.18%**	29.18%
Shandong Huayu	**45.00%**	45.00%
Chalco Shandong	**30.80%**	–
Zhongzhou Aluminum	**36.90%**	–
Baotou Aluminum	**25.67%**	–
Chalco Mining	**81.14%**	–
Profit for the year allocated to non-controlling interests		
Ningxia Energy	**(5,670)**	53,667
Shandong Huayu	**13,070**	79,621
Chalco Shandong	**–**	–
Zhongzhou Aluminum	**–**	–
Baotou Aluminum	**72,902**	–
Chalco Mining	**–**	–
Dividends distributed to non-controlling interests		
Ningxia Energy	**3,264**	7,430
Shandong Huayu	**–**	–
Chalco Shandong	**–**	–
Zhongzhou Aluminum	**–**	–
Baotou Aluminum	**–**	–
Chalco Mining	**–**	–
Accumulated balances of non-controlling interests at the reporting dates		
Ningxia Energy	**4,914,902**	4,516,727
Shandong Huayu	**860,235**	822,327
Chalco Shandong	**1,426,620**	–
Zhongzhou Aluminum	**2,151,713**	–
Baotou Aluminum	**2,588,831**	700,000
Chalco Mining	**5,345,570**	1,101

(Amounts expressed in thousands of RMB unless otherwise stated)

37. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

As of 31 December 2017, pursuant to the "Investment Agreements" and the "Debt to Equity Swap Agreements" (note 17), the Investors have already made additional capital contributions of RMB12,600 million to the Target Companies. Subsequent to the completion of the capital increase, the Company's interest in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining decreased from 100% to 69.20%, 63.10%, 74.33% and 18.86%, respectively. Pursuant to the "Investment Agreements" and the "Debt-to-Equity Swap Agreements", the Investors voluntarily became parties acting in concert with the Company. When voting at the shareholders' and board meetings of the Target Companies, the Investors and the directors appointed by them undertake to act in accordance with the instructions from the Company and in concert with the Company. Therefore, in the opinion of the directors of the Company, the Group exercises control over the Target Companies; and the equity interest of the Target Companies held by the Investors are accounted for as non-controlling interests.

(Amounts expressed in thousands of RMB unless otherwise stated)

37. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2017	Ningxia Energy	Shandong Huayu	Chalco Shandong	Zhongzhou Aluminum	Baotou Aluminum	Chalco Mining
Revenue	5,624,059	2,900,693	8,402,308	5,831,439	10,419,392	4,430,817
Total expenses	5,691,240	2,873,755	8,080,124	5,653,178	9,696,225	4,389,171
(Loss)/profit for the year	(67,181)	26,938	322,184	178,261	723,167	41,646
Total comprehensive income for the year	(67,181)	26,938	322,184	178,261	723,167	41,646
Current assets	4,538,735	1,086,854	2,279,318	3,058,917	3,785,165	2,997,388
Non-current assets	33,716,269	2,475,925	4,741,067	4,681,807	12,535,637	6,108,012
Current liabilities	7,944,491	1,612,994	2,239,052	1,881,642	4,591,208	2,499,653
Non-current liabilities	19,488,716	80,489	148,757	27,725	3,894,064	17,604
Net cash flows from operating activities	2,110,801	195,673	840,018	778,375	1,015,534	1,205,318
Net cash flows used in investing activities	(3,933,743)	(186,230)	(496,837)	(630,895)	(4,622,781)	(552,588)
Net cash flows from/(used in) financing activities	1,350,275	117	(268,386)	(190,781)	3,447,792	(603,051)
Effect of foreign exchange rate changes, net	–	–	–	–	(16)	–
Net (decrease)/increase in cash and cash equivalents	(472,667)	9,560	74,795	(43,301)	(159,471)	49,679

(Amounts expressed in thousands of RMB unless otherwise stated)

37. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS (Continued)

2016	Ningxia Energy	Shandong Huayu	Chalco Shandong	Zhongzhou Aluminum	Baotou Aluminum	Chalco Mining
Revenue	4,170,859	2,500,353	5,990,183	4,716,235	6,467,152	2,390,441
Total expenses	4,064,127	2,323,417	5,636,485	4,700,680	5,671,676	2,930,569
Profit/(loss) for the year	106,732	176,936	353,698	15,555	795,476	(540,128)
Total comprehensive income for the year	106,732	176,936	353,698	15,555	795,476	(540,128)
Current assets	4,481,921	918,043	2,307,274	2,658,649	2,308,282	2,790,087
Non-current assets	30,633,509	2,231,424	4,795,278	4,722,540	8,068,407	6,060,379
Current liabilities	6,959,388	1,331,872	3,974,857	3,793,320	4,851,993	2,627,715
Non-current liabilities	17,720,701	1,100	300,547	340,809	1,060,164	5,421,182
Net cash flows from/(used in) operating activities	1,874,909	(332,713)	136,934	368,083	1,271,670	212,147
Net cash flows (used in)/from investing activities	(1,384,059)	32,753	(200,859)	(373,882)	(2,035,306)	(461,248)
Net cash flows from/(used in) financing activities	291,301	(68,627)	(62,754)	(40,286)	1,084,462	157,940
Effect of foreign exchange rate changes, net	–	–	–	–	12	–
Net increase/(decrease) in cash and cash equivalents	782,151	(368,587)	(126,679)	(46,085)	320,838	(91,161)

(Amounts expressed in thousands of RMB

38. BUSINESS COMBINATIONS

(a) Acquisition of 100% equity interest in Qingdao Light Metal

On 28 December 2017, Chalco Shandong, a subsidiary of the Company, entered into an equity transfer agreement with Chinalco, pursuant to which Chalco Shandong acquired 100% equity interest of Qingdao Light Metal from Chinalco. The consideration for the acquisition was RMB162 million which was determined based on the appraisal value of the 100% equity interest in Qingdao Light Metal. The Company has paid all consideration as of 31 December 2017. The transaction date was 29 December 2017 which was the date that the Group obtained control of Qingdao Light Metal. Before and after the acquisition, both Qingdao Light Metal and the Company were controlled by Chinalco, and the control was not temporary. Thus, the acquisition of 100% equity interest in Qingdao Light Metal is considered to be a business combination under common control.

(Amounts expressed in thousands of RMB

38. BUSINESS COMBINATIONS (Continued)

(a) Acquisition of 100% equity interest in Qingdao Light Metal (Continued)

The carrying amounts of the assets and liabilities of Qingdao Light Metal as at the transaction date and the comparative financial figures were as follows:

	29 December 2017	31 December 2016
Assets		
Investment properties	**10,425**	10,742
Property, plant and equipment	**278,309**	290,579
Land use rights	**20,195**	20,722
Inventories	**49,489**	29,446
Other current assets	**3,978**	2,934
Trade and notes receivables	**98,957**	29,748
Cash and cash equivalents	**10,924**	5,688
Liabilities		
Trade and notes payables	**97,681**	64,900
Other payables and accrued expenses	**66,042**	10,641
Interest-bearing loans and borrowings	**167,000**	167,000
Net assets	**141,554**	147,318
Other equity instruments	**138,670**	138,670
	2,884	8,648
Difference recognised in equity	**158,848**	
Total purchase consideration	**161,732**	

(Amounts expressed in thousands of RMB

38. BUSINESS COMBINATIONS (Continued)

(b) Acquisition of Shanxi Aluminum Sewage Treatment Plant

On 28 December 2017, Shanxi New Material, a subsidiary of the Company, entered into an assets transfer agreement with Chalco Shanxi Aluminum, a subsidiary of Chinalco, pursuant to which, Shanxi New Material acquired Shanxi Aluminum Sewage Treatment Plant at a total consideration of RMB50 million. The consideration was determined based on the appraisal report issued by an independent qualified valuer. In the opinion of directors of the Company, the sewage treatment plant constitutes a business. Before and after the acquisition, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The acquisition date was 28 December 2017, which is determined by the date of transfer of the assets.

The carrying amount of the assets and liabilities of Shanxi Aluminum Sewage Treatment Plant as at the transaction date and the comparative financial figures were as follows:

	28 December 2017	31 December 2016
Assets		
Property, plant and equipment	**48,995**	52,001
Liabilities		
Other payables and accrued expenses	**–**	–
Net assets	**48,995**	52,001
Difference recognised in equity	**1,063**	
Total purchase consideration	**50,058**	

(Amounts expressed in thousands of RMB

38. BUSINESS COMBINATIONS (Continued)

(c) Acquisition of Yinxing Power

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd.* ("Zhejiang Power") (浙江省能源集團有限公司) jointly established Ningxia Yinxing Power Co., Ltd.* ("Yinxing Power") (寧夏銀星發電有限責任公司). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can appoint four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, the resolutions pertaining to significant relevant activities at both the shareholders' and board of directors meetings require more than two-thirds of the votes for passing. Accordingly, the directors of the Company considered that Ningxia Energy and Zhejiang Power have joint control over Yinxing Power, which was accounted for as a joint venture.

In August 2017, to minimize coal procurement costs and to secure long-term coal supply to Yinxing Power, Ningxia Energy and Zhejiang Power entered into an acting-in-concert agreement which was effective on 31 August 2017. According to the acting-in-concert agreement, Zhejiang Power will exercise the shareholders vote in concert with the Group. Accordingly, the directors of the Company consider that Ningxia Energy have control over Yinxing Power and consolidated Yinxing Power as a subsidiary since 31 August 2017.

(Amounts expressed in thousands of RMB unless otherwise stated)

38. BUSINESS COMBINATIONS (Continued)

(c) Acquisition of Yinxing Power (Continued)

The fair value of identifiable assets and liabilities of Yinxing Power at the acquisition date are as follows:

	31 August 2017 Fair value
Assets	
Property, plant and equipment	3,594,970
Land use right	31,833
Intangible assets	188
Other current assets	312,840
Inventories	35,349
Trade and notes receivables	162,093
Cash and cash equivalents	255,152
Liabilities	
Deferred tax liabilities	(40,706)
Interest-bearing loans and borrowings	(2,514,800)
Other payables and accrued expenses	(186,782)
Trade and notes payables	(800,438)
Net assets	849,699
Non-controlling interests	416,353
Net assets acquired	433,346
Goodwill	–
Satisfied by cash	–

(Amounts expressed in thousands of RMB unless otherwise stated)

38. BUSINESS COMBINATIONS (Continued)

(c) Acquisition of Yinxing Power (Continued)

Details of the 51% equity interest held by the Group before the acquisition of Yinxing Power and the profit from the investment are as follows:

	31 August 2017
Initial investment cost	316,200
Investment income recognised under the equity method	(494)
The book value of the investment in 51% equity of Yinxing Power on the merger date	315,706
The fair value of the investment in 51% equity of Yinxing Power on the merger date *(Note)*	433,346
Gain on previously held equity interest remeasured at acquisition-date fair value	117,640

Note: The fair value was determined by the valuation report of Zhong Tong Hua Ping Bao Zi (2017) No. 776 issued by Beijing Zhong Tong Hua Asset Valuation Co., Ltd.

An analysis of the cash flows in respect of the acquisition of Yinxing Power is as follows:

	RMB'000
Cash consideration	–
Cash and bank balances acquired	255,152
Net inflow of cash and cash equivalents included in cash flows from investing activities	255,152

(Amounts expressed in thousands of RMB

38. BUSINESS COMBINATIONS (Continued)

(c) Acquisition of Yinxing Power (Continued)

The operating results and cash flows of Yinxing Power since the merger date to the end of the year are as follows:

	RMB'000
Revenue	**578,117**
Profit for the year	**96,756**
Net cash flows	**36,024**

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

39. DISPOSAL OF BUSINESSES

(a) Disposal of Shandong Engineering

On 31 October 2017, the Company and CHALIECO entered into an equity transfer agreement, pursuant to which the Company agreed to sell and CHALIECO agreed to acquire 60% equity interest in Shandong Engineering at a consideration of RMB360 million. The consideration was determined based on the appraised value of the 60% equity interest in Shandong Engineering. Full consideration has been received by the Group in November 2017.

The directors of the Company are of the opinion that the Group lost control over Shandong Engineering and accounted for it as an associate accordingly. As of the date of disposal, the carrying amount of Shandong Engineering was RMB350 million, and the Group recognised gain of disposal of subsidiary of RMB153 million for 60% equity interests disposed of. The Group re-measured the remaining 40% equity interest of Shandong Engineering to a fair value of RMB240 million and recognised the fair value gain of RMB102 million accordingly. In addition, unrealised profit arisen from construction services provided by Shandong Engineering previously eliminated upon consolidation amounting to RMB59 million was reversed and recognised in other gains.

(Amounts expressed in thousands of RMB unless otherwise stated)

39. DISPOSAL OF BUSINESSES (Continued)

(a) Disposal of Shandong Engineering (Continued)

The details of the net assets disposed of are as follows:

	Date of disposal
Net assets disposed of :	
Property, plant and equipment	109,103
Intangible assets	428
Deferred tax assets	3,106
Inventories	167,499
Trade receivables and notes receivable	1,067,636
Other current assets	23,136
Cash and cash equivalents	123,530
Other non-current liabilities	(4,637)
Other payables and accrued liabilities	(282,232)
Trade and notes payables	(727,622)
Interest-bearing loans and borrowings	(130,000)
Net assets	349,947
Non-controlling interests	3,961
Total net assets	345,986
Gain on disposal of Shandong Engineering	254,659
The fair value of the remaining equity interest in Shandong Engineering	240,258
Consideration	360,387
Satisfied by:	
Cash	387
Notes receivable	360,000

(Amounts expressed in thousands of RMB

39. DISPOSAL OF BUSINESSES (Continued)

(a) Disposal of Shandong Engineering (Continued)

An analysis of the cash flow of cash and cash equivalents in respect of the disposal of Shandong Engineering is as follows:

	Date of disposal
Cash consideration received	387
Cash and bank balances disposed of	(123,530)
Net outflows of cash and cash equivalents in respect of disposal of Shandong Engineering	(123,143)

(b) Deemed disposal of Shanxi Zhongrun

The Company previously had a 50% equity interest in Shanxi China Huarun Co., Ltd.* ("Shanxi Zhongrun") (山西中鋁華潤有限公司). According to the then acting-in-concert agreement entered into by the Company and the other shareholders of Shanxi Zhongrun, Huarun (Coal) Group Co., Ltd. * ("Huarun (Coal) Group") (華潤(煤業)集團有限公司), Huarun (Coal) Group agreed to confer its voting rights in the shareholders' meeting of Shanxi Zhongrun to the Company. Accordingly, the directors of the Company considered that the Company had control over Shanxi Zhongrun and included Shanxi Zhongrun in the consolidation scope.

On 15 February 2017, the Company entered into a capital injection and enlargement agreement on Shanxi Zhongrun with Huarun (Coal) Group, Shanxi Xishan Coal and Electricity Power Co., Ltd.* ("Xishan Coal Electricity") (西山煤電), and Jin Energy Power Group Co., Ltd.* ("Jin Energy Power") (晉能電力). Pursuant to the agreement, the Company, Xishan Coal Electricity and Jin Energy Power had each subscribed RMB100 million, respectively. After the capital contribution, the Company's equity interest in Shanxi Zhongrun decreased to 40% while each of the other three shareholders hold a 20% equity interest, respectively, and the acting-in-concert agreement between the Company and Huarun (Coal) Group also ceased to be effective since then. The directors of the Company are of the opinion that the Group lost control over Shanxi Zhongrun and accounted for it as an associate accordingly. As of the date of deemed disposal, the Company re-measured the 40% equity of Shanxi Zhongrun to a fair value of RMB100 million and recognised the fair value gain of RMB4 million accordingly.

(Amounts expressed in thousands of RMB unless otherwise stated)

39. DISPOSAL OF BUSINESSES (Continued)

(c) Disposal of Zibo Trading

In November 2017, Chalco Trading, a subsidiary of the Company, agreed to transfer 50% equity interest in Zibo International Trading Co. Ltd.* ("Zibo Trading") ("淄博國貿") to a third party. The directors of the Company are of the opinion that the Group lost control over Zibo Trading and accounted for it as a joint venture accordingly. As of the date of disposal, the Group recognised loss of disposal of subsidiary of RMB2 million for 50% equity interest disposed of. The Group re-measured the 50% equity of Zibo Trading to a fair value of RMB12 million and recognised the fair value loss of RMB2 million accordingly.

(d) Bankruptcy liquidation of Longmen Aluminum

In September 2017, Shanxi Hejin People's Court accepted the liquidation petition filed by the Group's subsidiary, Shanxi Longmen Aluminium Co., Ltd. ("Longmen Aluminum") (山西龍門鋁業有限公司). Upon the liquidation, administrators took control over Longmen Aluminum, the directors of the Company considered the Company lost control over Longmen Aluminum and therefore, ceased to consolidate Longmen Aluminum since then. The Group recognised a loss of RMB26 million for lost control over Longmen Aluminum.

(e) Bankruptcy liquidation of Beijing Yike

In September 2017, Beijing Shijingshan People's Court accepted the liquidation petition filed by the Group's subsidiary, Beijing Yike. Upon the liquidation, administrators took control over Beijing Yike, and therefore, the directors of the Company considered the Group lost control over Beijing Yike and deconsolidated Beijing Yike since then. The Group recognised a gain of RMB38 million upon the deconsolidation of Beijing Yike.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

40. OTHER EQUITY INSTRUMENTS

On 22 October 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited ("Chalco Hong Kong Investment", or the "Issuer") issued USD350 million senior perpetual securities with an initial distribution rate of 6.625% (the "2013 Senior Perpetual Securities"). The proceeds from the issuance of the 2013 Senior Perpetual Securities after the issuance costs amounted to USD347 million (equivalent to RMB2,123 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities have been made semi-annually in arrears from 29 October 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity dates and are callable only at the Group's option on or after 29 October 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 29 October 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

(Amounts expressed in thousands of RMB

40. OTHER EQUITY INSTRUMENTS (Continued)

On 10 April 2014, Chalco Hong Kong Investment issued USD400 million senior perpetual securities with an initial distribution rate at 6.25% (the "2014 Senior Perpetual Securities"). The proceeds from the issuance of the 2014 Senior Perpetual Securities after the issuance costs were USD398 million (equivalent to RMB2,462 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities have been made semi-annually on 29 April and 29 October in arrears from 17 April 2014 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2014. The 2014 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 17 April 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. On 29 April 2017, the Group redeemed the 2014 Senior Perpetual Securities.

On 27 October 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from the issuance of the 2015 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from 29 October 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on 29 October 2020 or any coupon distribution date after 29 October 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after 29 October 2020. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

(Amounts expressed in thousands of RMB unless otherwise stated)

40. OTHER EQUITY INSTRUMENTS (Continued)

On 31 October 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the "2016 Senior Perpetual Securities"). The proceeds from the issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on 29 April and 29 October in arrears from 7 November 2016 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 7 November 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 7 November 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms and conditions of the 2013 Senior Perpetual Securities, the 2015 Perpetual Medium-term Notes and the 2016 Senior Perpetual Securities, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 *Financial Instruments: Presentation*, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

41. CONTINGENT LIABILITIES

As at 31 December 2017 and 2016, the Group had no significant contingent liabilities.

(Amounts expressed in thousands of RMB unless otherwise stated)

42. COMMITMENTS

(a) Capital commitments on property, plant and equipment

	31 December 2017	31 December 2016
Contracted, but not provided for	**2,967,541**	7,594,756

(b) Commitments under operating leases

The future aggregate minimum lease payments as at 31 December 2017 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	31 December 2017	31 December 2016
Within one year	**658,574**	515,276
In the second to fifth years, inclusive	**2,112,800**	1,925,606
After five years	**12,544,108**	13,096,017
	15,315,482	15,536,899

(c) Other capital commitments

As at 31 December 2017, the commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	31 December 2017	31 December 2016
Associates	**374,800**	739,975
Joint ventures	**–**	278,664
	374,800	1,018,639

(Amounts expressed in thousands of RMB

43. EVENTS AFTER THE REPORTING PERIOD

(a) On 18 January 2018, the Group completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will mature in July 2018 for working capital needs. The fixed annual coupon interest rate of these bonds is 4.70%.

(b) On 20 March 2018, the Group completed an issuance of medium-term notes with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in March 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these notes is 5.55%.

44. COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in note 38.

(Amounts expressed in thousands of RMB unless otherwise stated)

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	31 December 2017	31 December 2016
ASSETS		
Non-current assets		
Intangible assets	**2,897,881**	3,560,193
Property, plant and equipment	**19,923,470**	31,040,839
Land use rights	**568,075**	818,948
Investments in subsidiaries	**38,510,249**	33,599,910
Investments in joint ventures	**1,556,924**	1,556,924
Investments in associates	**4,169,770**	3,170,389
Available-for-sale financial investments	**1,862,701**	98,893
Deferred tax assets	**653,794**	403,943
Other non-current assets	**2,848,755**	2,071,597
Total non-current assets	**72,991,619**	76,321,636
Current assets		
Inventories	**3,728,568**	6,571,998
Trade and notes receivables	**1,257,867**	1,378,348
Other current assets	**19,518,022**	18,623,091
Financial assets at fair value through profit or loss	**6,581**	42,690
Restricted cash and time deposits	**157,217**	165,819
Cash and cash equivalents	**16,320,277**	10,194,265
Total current assets	**40,988,532**	36,976,211
Total assets	**113,980,151**	113,297,847

(Amounts expressed in thousands of RMB unless otherwise stated)

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

	31 December 2017	31 December 2016
EQUITY AND LIABILITIES		
EQUITY		
Equity attributable to owners of the parent		
Share capital	**14,903,798**	14,903,798
Other reserves	**27,973,226**	28,051,540
Accumulated losses	**(7,648,158)**	(8,682,802)
Total equity	**35,228,866**	34,272,536
LIABILITIES		
Non-current liabilities		
Interest-bearing loans and borrowings	**18,620,383**	27,416,534
Other non-current liabilities	**1,267,182**	1,371,525
Total non-current liabilities	**19,887,565**	28,788,059

(Amounts expressed in thousands of RMB unless otherwise stated)

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

	31 December 2017	31 December 2016
EQUITY AND LIABILITIES		
LIABILITIES		
Current liabilities		
Interest-bearing loans and borrowings	**46,936,113**	39,385,693
Other payables and accrued liabilities	**10,739,439**	8,641,997
Trade and notes payables	**1,188,168**	2,209,562
Total current liabilities	**58,863,720**	50,237,252
Total liabilities	**78,751,285**	79,025,311
Total equity and liabilities	**113,980,151**	113,297,847
Net current liabilities	**17,875,188**	13,261,041
Total assets less current liabilities	**55,116,431**	63,060,595

Yu Dehui
Director

Zhang Zhankui
Chief Financial Officer

(Amounts expressed in thousands of RMB

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

Note :

A summary of the Company's reserves is as follows:

	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Available-for-sale reserve	Other equity instruments	Accumulated losses	Total
Balance at 1 January 2016	20,908,946	852,925	5,867,557	15,058	57,940	2,019,288	(9,889,519)	19,832,195
Profit for the year	–	–	–	–	–	–	1,316,717	1,316,717
Changes in fair value of available-for-sale financial assets, net of tax	–	–	–	–	90,815	–	–	90,815
Transfer out due to disposal of available-for-sale financial assets, net of tax	–	–	–	–	(102,854)	–	–	(102,854)
Other appropriation	–	–	–	23,522	–	–	–	23,522
Release of deferred government subsidies	–	20,290	–	–	–	–	–	20,290
Business combinations under common control–	(1,701,947)	–	–	–	–	–	–	(1,701,947)
Other equity instruments' distribution	–	–	–	–	–	–	(110,000)	(110,000)
Balance at 31 December 2016	19,206,999	873,215	5,867,557	38,580	45,901	2,019,288	(8,682,802)	19,368,738
Profit for the year	–	–	–	–	–	–	**1,144,644**	**1,144,644**
Changes in fair value of available-for-sale financial assets, net of tax	–	–	–	–	**(4,758)**	–	–	**(4,758)**
Transfer out due to disposal of available-for-sale financial assets, net of tax	–	–	–	–	**(34,307)**	–	–	**(34,307)**
Other appropriation	–	–	–	**(3,571)**	–	–	–	**(3,571)**
Disposal of branches	–	–	–	**(20,291)**	–	–	–	**(20,291)**
Business combinations under common control	**(15,387)**	–	–	–	–	–	–	**(15,387)**
Other equity instruments' distribution	–	–	–	–	–	–	**(110,000)**	**(110,000)**
At 31 December 2017	**19,191,612**	**873,215**	**5,867,557**	**14,718**	**6,836**	**2,019,288**	**(7,648,158)**	**20,325,068**

46. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 22 March 2018.